**Potash Corporation
of Saskatchewan Inc.**
Notice of Annual Meeting of
Shareholders and Management
Proxy Circular

MAKING
PLENTIFUL
POSSIBLE

 **Potash**Corp
Helping Nature Provide

Annual Meeting May 9, 2017

Potash Corporation of Saskatchewan Inc.



February 20, 2017

Dear Shareholder:

The Board of Directors and management are pleased to invite you to join us at Potash Corporation of Saskatchewan Inc.'s 2017 annual meeting of shareholders to be held at 3:30 p.m. (Central Standard Time) on Tuesday, May 9, 2017 at the Radisson Hotel, Salon A, 405-20th Street East, Saskatoon, Saskatchewan, Canada.

We expect 2017 to be an exciting year for us as we work to complete our proposed merger of equals with Agrium Inc. On November 3, 2016, our shareholders overwhelmingly approved the proposed transaction, with more than 99 percent of the PotashCorp shares voted at the PotashCorp special meeting voted in favor of the proposed transaction. The proposed transaction is expected to close mid-2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.

As in years past, the 2017 annual meeting is your opportunity to hear first-hand about our performance and also to consider and vote on a number of important matters. We hope that you can join us in person. We will also webcast the meeting on our website at www.potashcorp.com.

The accompanying Management Proxy Circular provides details about all items for consideration at the meeting, including information about each director nominee and his or her compensation, our auditors, our corporate governance practices and reports from each of the standing committees of the Board of Directors. It also contains detailed information about our philosophy, policies and programs for executive compensation and how the Board of Directors receives input from shareholders on these matters. We value your views and encourage you to read the Management Proxy Circular in advance of the meeting. At the meeting, members of management and of the Board of Directors will be present and you will have the opportunity to meet with them and ask questions about our business.

Your participation in the meeting by vote is important to us. You can vote by attending in person, or alternatively by telephone, by the Internet or by completing and returning the enclosed proxy or voting information form. Please refer to the "About Voting" and "How to Vote" sections of the accompanying Management Proxy Circular for further information.

The Board of Directors and management look forward to your participation at the meeting and thank you for your continued support.

Sincerely,

JOHN W. ESTEY
Board Chair

JOCHEN E. TILK
President and
Chief Executive Officer

Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan Canada S7K 7G3



PotashCorp

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual Meeting (such meeting and any adjournments and postponements thereof referred to as the "Meeting") of Shareholders of Potash Corporation of Saskatchewan Inc. (the "Corporation"), a corporation organized under the laws of Canada, will be held on:

Tuesday, May 9, 2017
3:30 p.m. (Central Standard Time)
Radisson Hotel, Salon A
405 — 20th Street East
Saskatoon, Saskatchewan
Canada S7K 6X6

for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016 and the report of the auditors thereon;
2. to elect the Board of Directors of the Corporation for 2017;
3. to appoint auditors of the Corporation for 2017;
4. to consider and approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation; and
5. to transact such other business as may properly come before the Meeting.

This Notice of Annual Meeting of Shareholders and Management Proxy Circular are available on the Corporation's website (www.potashcorp.com) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Shareholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the Corporation's transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 5, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

DATED at Saskatoon, Saskatchewan this 20th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph A. Podwika

JOSEPH A. PODWIKA
Secretary

POTASH CORPORATION OF SASKATCHEWAN INC.
SUITE 500, 122 — 1st AVENUE SOUTH, SASKATOON, SK CANADA S7K 7G3

2017 MANAGEMENT PROXY CIRCULAR

What's Inside

INTRODUCTION

Management of Potash Corporation of Saskatchewan Inc. ("PotashCorp", the "Corporation" or the "Company") is providing this Management Proxy Circular to solicit proxies for the Annual Meeting of shareholders of the Corporation to be held on May 9, 2017 (such meeting and any adjournments and postponements thereof, the "Meeting").

Management is soliciting proxies of all Registered Shareholders and Beneficial (Non-Registered) Shareholders ("Beneficial Shareholders") primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation) and all such costs will be borne by the Corporation. We have retained the services of Kingsdale Advisors (the "Proxy Solicitation Agent") to provide strategic shareholder advisory services and to solicit proxies in Canada and the United States at an estimated cost of Cdn$35,000.

This Management Proxy Circular and related proxy materials are being sent to both Registered and Beneficial Shareholders. The Corporation does not send proxy-related materials directly to Beneficial Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for delivery of proxy-related materials to either Registered or Beneficial Shareholders. The

Corporation will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to Beneficial Shareholders. If you are a Beneficial Shareholder, your nominee should send you a voting instruction form or form of proxy with this Management Proxy Circular. The Corporation has elected to pay for the delivery of our proxy-related materials to objecting Beneficial Shareholders.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent, by: (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America; or (ii) email at contactus@kingsdaleadvisors.com.

COMMON SHARES OUTSTANDING

As at February 17, 2017, 839,914,555 common shares in the capital of the Corporation (the "Shares") were outstanding. The Shares trade under the symbol "POT" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

10%+ SHAREHOLDERS

To the knowledge of the Corporation's directors and officers, no person or company owns or exercises control or direction over more than 10% of the outstanding Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation that is not contained in this Management Proxy Circular, including financial information relating to the Corporation for the fiscal year ended December 31, 2016, is contained in its consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2016 (the "Form 10-K"). The Form 10-K, together with any document incorporated by reference therein, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Copies may be obtained, free of charge, upon request from our Corporate Secretary at Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

PROPOSED TRANSACTION WITH AGRIUM

On September 11, 2016, the Corporation and Agrium Inc. ("Agrium") entered into an arrangement agreement pursuant to which the Corporation and Agrium have agreed to combine their businesses in a merger of equals to be implemented by way of a statutory arrangement under section 192 of the *Canada Business Corporations Act* (the "CBCA") (the "Proposed Transaction"). On November 3, 2016, our shareholders overwhelmingly approved the Proposed Transaction, with more than 99 percent of the PotashCorp shares voted at the PotashCorp special meeting voted in favor of the Proposed Transaction. The Proposed Transaction is expected to close mid-2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.

For further details regarding the Proposed Transaction, refer to the joint information circular of the Corporation and Agrium dated October 3, 2016, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CURRENCY

Except as otherwise stated, all dollar amounts are expressed in United States dollars.

DATE OF INFORMATION

Except as otherwise stated, the information contained in this Management Proxy Circular is given as of February 20, 2017.

ABOUT VOTING

RECORD DATE AND ENTITLEMENT TO VOTE

Each shareholder of record at the close of business on March 13, 2017 (the "Record Date") will be entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote for each director nominee and one vote on each other matter voted on at the Meeting.

Unless otherwise noted, all matters to be considered at the Meeting will be determined by a majority of votes cast at the Meeting in person or by proxy.

QUORUM

A quorum for the Meeting shall be two or more persons present and holding or representing by proxy not less than 33.33% of the total number of issued and outstanding Shares.

PROXY VOTING

The persons named in the form of proxy must vote or withhold from voting your Shares in accordance with your instructions on the form of proxy. Signing the form of proxy gives authority to Mr. John W. Estey, Mr. Jochen E. Tilk, Mr. Wayne R. Brownlee or Mr. Joseph A. Podwika, each of whom is either a director or officer of the Corporation, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1) **FOR the election to the Board of each of the nominees listed on the Corporation's form of proxy;**

(2) **FOR the appointment of Deloitte LLP as auditors of the Corporation until the close of the next annual meeting;**

(3) **FOR the advisory resolution accepting the Corporation's approach to executive compensation; and**

(4) **FOR management proposals generally.**

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by an officer or attorney duly authorized. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, CST Trust Company, at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 5, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes. Please see "How to Vote" on page 2 for further information.

If you have any questions about the information contained in this Management Proxy Circular or require assistance in voting your Shares, please contact the Proxy Solicitation Agent, by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America; or (ii) email at contactus@kingsdaleadvisors.com

AMENDMENTS AND OTHER MATTERS

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly come before the Meeting.

As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

TRANSFER AGENT

You can contact CST Trust Company, the Corporation's transfer agent as follows:

By Telephone:

> 1-800-387-0825 (toll-free within Canada and the United States)
> or
> 1-416-682-3860 (from any country other than Canada or the United States)

By Fax:

> 1-514-985-8843 (all countries)

By Mail:

> P.O. Box 700
> Station B
> Montreal, Quebec, Canada H3B 3K3

By the Internet:

> www.canstockta.com

HOW TO VOTE

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your Shares are held in your name and you have a share certificate. The enclosed form of proxy indicates whether you are a Registered Shareholder.

VOTING OPTIONS

 In person at the Meeting; or
 By proxy:
   By Telephone or Fax; or
   By Mail; or
   By the Internet.

VOTING IN PERSON

If you wish to vote in person at the Meeting, do not complete or return the form of proxy. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

VOTING BY PROXY

Registered Shareholders have four options to vote by proxy:

(a) By Telephone (only available to Registered Shareholders resident in Canada or the United States):

Call 1-888-489-5760 from a touch-tone phone and follow the instructions. You will need the control number located on the enclosed form of proxy. You do not need to return your form of proxy.

(b) By Fax:

Complete, date and sign the enclosed form of proxy and return it by fax to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada or the United States).

(c) By Mail

Complete, date and sign the enclosed form of proxy and return it in the envelope provided.

(d) By the Internet

Go to www.cstvotemyproxy.com and follow the instructions on screen. You will need the control number located on the enclosed form of proxy. You do not need to return your form of proxy.

At any time, CST Trust Company may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons named in the enclosed form of proxy are either directors or officers of the Corporation. Please see "About Voting — Proxy Voting" on page 1. **You have the right to appoint some other person of your choice, who need not be a shareholder, director or officer, to attend and act on your behalf at the Meeting.** If you wish to do so, please strike out the four printed names appearing on the form of proxy, and insert the name of your chosen proxyholder in the space provided on the form of proxy.

If you decide to vote by telephone or by the Internet, you cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the form of proxy.

It is important to ensure that any other person you appoint as proxy is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

DEADLINES FOR VOTING

(a) **Attending the Meeting** — If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Using the Form of Proxy** — If you are voting using the form of proxy, your form of proxy must be received at the Toronto office of CST Trust Company by mail or fax no later than 3:30 p.m. (Central Standard Time) on Friday, May 5, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

(c) **Telephone or Internet** — If you are voting by telephone or by the Internet, your vote must be received by CST Trust Company no later than 3:30 p.m. (Central Standard Time) on Friday, May 5, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

REVOKING YOUR PROXY

As a Registered Shareholder, if you vote by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another form of proxy with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3, at any time up to and including the last business day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Chairman of the Meeting before the Meeting starts or, after any adjournment or postponement, the Meeting continues. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee's name such as a bank, trust company, securities broker or other nominee. Typically, the form of proxy or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder.

VOTING OPTIONS

 In person at the Meeting; or

By voting instructions.

VOTING IN PERSON

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders must, at the Meeting, present themselves to a representative of the transfer agent, CST Trust Company, at the table identified as "Beneficial Shareholders". Do not otherwise complete the form of proxy sent to you as your vote will be taken and counted at the Meeting.

VOTING INSTRUCTIONS

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or will have already received, a request for voting instructions or a form of proxy for the number of Shares held by you.

Each nominee has its own procedures, which you should carefully follow to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

PotashCorp may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their Shares over the telephone. Alternatively, the Proxy Solicitation Agent may contact Beneficial Shareholders to assist them with conveniently voting their Shares directly over the phone.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the form of proxy are either directors or officers of the Corporation. Please see "About Voting — Proxy Voting" on page 1.

It is important to ensure that any other person you appoint as proxy is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

DEADLINE FOR VOTING

(a) **Attending the Meeting** — If you are planning to attend the Meeting and wish to vote your Shares in person at the Meeting, your vote will be taken and counted at the Meeting.

(b) **Voting Instructions** — Every nominee has its own procedures which you should carefully follow to ensure that your Shares are voted at the Meeting.

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on them. For your vote to count it must be received by CST Trust Company at its Toronto office no later than 3:30 p.m. (Central Standard Time) on Friday, May 5, 2017 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and holidays) before the Meeting resumes.

REVOKING VOTING INSTRUCTIONS

To revoke your voting instructions, follow the procedures provided by your nominee.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016 are included in the Form 10-K filed with the SEC and the Canadian Securities Administrators (the "CSA").

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The 11 nominees proposed for election as directors of the Corporation are listed on page 5. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The Board of Directors of the Corporation (the "Board") unanimously recommends that shareholders vote FOR the election of each of the nominees listed in the Corporation's form of proxy. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the election to the Board of each of the nominees listed in the Corporation's form of proxy (or for substitute nominees in the event of contingencies not known at present). If, for any reason, at the time of the Meeting any of the nominees listed on the Corporation's form of proxy are unable to serve, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees. Alternatively, the Board may determine to reduce the size of the Board.

APPOINTMENT OF AUDITORS

The Board, on recommendation from the Audit Committee, recommends the reappointment of Deloitte LLP, the present auditors of the Corporation, as auditors of the Corporation. At the Meeting, shareholders will be asked to vote to reappoint Deloitte LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

The Board unanimously recommends that shareholders vote FOR the reappointment of Deloitte LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the reappointment of Deloitte LLP as auditors of the Corporation.

A representative of Deloitte LLP is expected to attend the Meeting. At that time, the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board and its Human Resources and Compensation ("HR&C") Committee have spent considerable time and effort defining, developing and implementing the Corporation's executive compensation program and believes that its program achieves the goal of maximizing long-term shareholder value while attracting, developing, engaging and retaining world-class talent. At the 2016 annual and special meeting (the "2016 Annual Meeting"), PotashCorp's approach to executive compensation was approved by 92.5% of the Shares voted on the advisory vote on executive compensation, referred to as the "Say on Pay" resolution.

For further information regarding the Corporation's approach to executive compensation and its shareholder outreach program, please see the "Report of the CG&N Committee" and "Human Resources and Compensation" sections of this Management Proxy Circular beginning on pages 27 and 35, respectively.

The Board proposes that you indicate your support for the Corporation's approach to executive compensation disclosed in this Management Proxy Circular by voting in favour of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's Management Proxy Circular delivered in advance of the 2017 Annual Meeting of Shareholders."

The Board unanimously recommends that shareholders vote FOR the approach to executive compensation disclosed in this Management Proxy Circular. Unless otherwise instructed, the persons designated in the form of proxy intend to vote **FOR** the advisory resolution.

As this is an advisory vote, the results will not be binding upon the Board or the Corporation. However, the Board and the HR&C Committee will take the results of the advisory vote into account, as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase the Corporation's engagement with shareholders on executive compensation related matters. In the event that a significant number of shareholders oppose the resolution, the Board expects to consult with shareholders to understand their concerns and will review the Corporation's approach to executive compensation in the context of these concerns.

DIRECTOR NOMINEES

INTRODUCTION

The articles of the Corporation provide that the Board shall consist of a minimum of 6 directors and a maximum of 20 directors, with the actual number to be determined from time to time by the Board. The Board has determined that, as at the Meeting, the appropriate number of directors will be 11. Subject to the Corporation's by-laws and applicable law, elected directors will hold office until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the Corporation's by-laws and applicable law.

NOMINEES

The 11 individuals being nominated for election in 2017 are:

Christopher M. Burley	Consuelo E. Madere
Donald G. Chynoweth	Keith G. Martell
John W. Estey	Aaron W. Regent
Gerald W. Grandey	Jochen E. Tilk
C. Steven Hoffman	Zoë A. Yujnovich
Alice D. Laberge	

Jeffrey J. McCaig and Elena Viyella de Paliza will not be standing for re-election at the Meeting. Mr. McCaig has been a director since 2001 and Ms. Viyella de Paliza has been a director since 2003. The Board wishes to thank Mr. McCaig and Ms. Viyella de Paliza for their long standing and dedicated service, and wishes them the best in their future endeavors.

The goals of the Corporate Governance and Nominating ("CG&N") Committee are to assemble a board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, including overseeing the Corporation's strategy and business affairs, and foster an environment that allows the Board to constructively engage with and guide management.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment.

The CG&N Committee is of the view that the above director nominees represent an appropriate mix of expertise and qualities to effectively carry out the duties of the Board. See the biographies on the following pages for information on each director nominee's professional experience, background and qualifications and refer to page 28 for information regarding the diverse skill set of our director nominees.

MAJORITY VOTING POLICY

In an uncontested election, any director nominee who fails to receive votes in favour of his or her election representing a majority of the Shares voted and withheld for the election of the director will tender his or her resignation for consideration by the CG&N Committee. Except in extenuating circumstances, it is expected that the CG&N Committee will recommend to the Board that the resignation be accepted and effective within a period of ninety days and that the action taken by the Board be publicly disclosed. To the extent possible, the CG&N Committee and Board members who act on the resignation shall be directors who have themselves received a majority of votes cast.

> PotashCorp has a Majority Voting Policy

INDEPENDENCE

The Board has determined that all director nominees, except for Mr. Tilk, are independent. See page 14 for details.

> 91% (10 of 11) of the director nominees are independent

DIRECTORS OF NEW PARENT

Upon completion of the Proposed Transaction, Jochen Tilk is expected to serve as the Executive Chair of a newly-incorporated entity that will be formed to manage and hold the combined business of the Corporation and Agrium ("New Parent") and Chuck Magro is expected to serve as the Chief Executive Officer of New Parent. The board of directors of New Parent is expected to initially be comprised of 16 members, half being nominees of the Corporation (including the Executive Chair) and half being nominees of Agrium (including the Chief Executive Officer and the lead Independent Director). As a result, it is anticipated that eight of the Corporation's director nominees as set forth in this Management Proxy Circular will be directors of New Parent.

BIOGRAPHIES

The following biographies highlight the experience, attributes and qualifications of each director nominee. Specifically, the following table states their names and ages, all other positions and offices they have held with the Corporation, their present principal occupation or employment, their business experience over the last five years (including, where applicable, current and past directorships of public companies over the last five years), the period during which they have served as directors of the Corporation, their principal areas of expertise and their independence status. Also disclosed below is each nominee's current security holdings and their value of at-risk holdings as at February 20, 2017, the percentage of votes voted in favour of their election at the 2016 Annual Meeting and their overall Board and committee meeting attendance in 2016.

For further detailed information on director independence, attendance, at-risk holdings and compensation, please see the tables and narratives following the biographies under "About the Board" commencing on page 12.



Christopher M. Burley
Age: 55
Calgary, Alberta, Canada
Director since 2009
Independent[1]

Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He has over two decades of experience in the investment banking industry. He is the Vice Chairman and a director of Westjet Airlines Ltd. and a former non-executive Chairman of the board of directors of Parallel Energy Inc. Mr. Burley is a graduate of the Institute of Corporate Directors' Education Program and holds the ICD.D designation.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance Accounting Investment Banking Governance	Audit (Chair) CG&N

2016 Board & Committee Meeting Attendance:	
Board: 15/15 Audit: 8/8 CG&N: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  Westjet Airlines Ltd.
	Past Boards:
	  Parallel Energy Inc.[3]

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
  Share Ownership: 30,000
  DSU Ownership: 19,410
  Stock Options: None
	Value of At-Risk Holdings: $924,955

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 97.80%



Donald G. Chynoweth
Age: 56
Calgary, Alberta, Canada
Director since 2012
Independent[1]

Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M, one of the world's leading engineering and construction groups.
Mr. Chynoweth is a graduate of the University of Saskatchewan, with more than 30 years of management experience in business, politics, investment and business development. He is also a graduate of the Institute of Corporate Directors (ICD) and is a member of the ICD Calgary Executive Committee. Mr. Chynoweth is a member of the board of directors of Hospice Calgary, a member of the Calgary International Airport Authority Advisory Council and a former director of AltaLink, L.P., a subsidiary of SNC Lavalin.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Safety/Environmental/Security Public Policy Finance Global Senior Executive Management	Audit SH&E

2016 Board & Committee Meeting Attendance:	
Board: 14/15[2] Audit: 8/8 SH&E: 4/4	Total Board & Committee Attendance: 96%[2]

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  n/a
	Past Boards:
	  AltaLink, L.P.

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
  Share Ownership: 22,000
  DSU Ownership: 22,857
  Stock Options: None
	Value of At-Risk Holdings: $839,723

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 91.61%



John W. Estey
Age: 66
Glenview, Illinois, USA
Director since 2003
Independent[1]

Mr. Estey is Chairman of the Board of PotashCorp. He is also Chairman of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a director of Southwire Company and the American Writers Museum as well as a member of the Board of Trustees of the Adler Planetarium & Astronomy Museum.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Compensation/Human Resources Safety/Environmental/Security Global Senior Executive Management Innovation/R&D	Board Chair CG&N

2016 Board & Committee Meeting Attendance:	
Board: 15/15 CG&N: 4/4	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  n/a
	Past Boards:
	  n/a

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
  Share Ownership: 32,200
  DSU Ownership: 103,242
  Stock Options: None
	Value of At-Risk Holdings: $2,535,474

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 90.85%



Gerald W. Grandey
Age: 70
Saskatoon, Saskatchewan, Canada
Director since 2011
Independent[1]

Mr. Grandey was formerly Chief Executive Officer and a board member of Saskatoon-based Cameco Corporation. He is Chair of Rare Element Resources Ltd., Chairman Emeritus of the World Nuclear Association and a member of the Canadian Mining Hall of Fame. He also serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business, the Board of Governors of the Colorado School of Mines Foundation and the Advisory Board of Kreos Aviation. He was formerly a director of Canadian Oil Sands Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Compensation/Human Resources Governance Global Senior Executive Management	CG&N (Chair) HR&C

2016 Board & Committee Meeting Attendance:	
Board: 14/15[2] CG&N: 4/4 HR&C: 5/5	Total Board & Committee Attendance: 96%[2]

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
  Rare Element Resources Ltd.
	Past Boards:
	  Canadian Oil Sands Limited
	  Inmet Mining Corporation.
	  Sandspring Resources Ltd.

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
  Share Ownership: 21,700
  DSU Ownership: 30,107
  Stock Options: None
	Value of At-Risk Holdings: $969,827

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 97.71%



C. Steven Hoffman
Age: 68
Tampa, Florida, USA
Director since 2008
Independent[1]

Mr. Hoffman is a former senior executive of IMC Global Inc. With over 23 years of global fertilizer sales and marketing management experience, he retired as Senior Vice President and President, Sales and Marketing of IMC Global upon completion of the IMC Global and Cargill Fertilizer merger, which created the Mosaic Company. He is a former Chairman and President of the Phosphate Chemicals Export Association, Inc. and a former Chairman of Canpotex Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Fertilizer Industry	SH&E (Chair)
Chemical Industry	HR&C
Global Agriculture	
Safety/Environmental/Security	

2016 Board & Committee Meeting Attendance:	
Board: 15/15	Total Board & Committee Attendance: 100%
SH&E: 4/4	
HR&C: 5/5	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	n/a

Ownership and Value of At-Risk Holdings[4]:	
As at February 20, 2017	
Share Ownership: 6,600	Value of At-Risk Holdings: $1,008,428
DSU Ownership: 47,269	
Stock Options: None	

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 98.53%



Alice D. Laberge, F.ICD
Age: 60
Vancouver, British Columbia, Canada
Director since 2003
Independent[1]

Ms. Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She is a director of the Royal Bank of Canada, Russel Metals Inc. and the B.C. Cancer Foundation and has served as a director of Silverbirch Holdings, Delta Hotels Ltd. and Catalyst Paper Corporation. Ms. Laberge is the past Chair of the Board of Governors of the University of British Columbia. She is a Fellow of the Institute of Corporate Directors.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance	Audit
Accounting	CG&N
Compensation/Human Resources	
IT/Cybersecurity	

2016 Board & Committee Meeting Attendance:	
Board: 14/15[2]	Total Board & Committee Attendance: 96%[2]
CG&N: 4/4	
Audit: 8/8	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
Royal Bank of Canada	n/a
Russel Metals Inc.	

Ownership and Value of At-Risk Holdings[4]:	
As at February 20, 2017	
Share Ownership: 17,000	Value of At-Risk Holdings: $1,804,159
DSU Ownership: 79,376	
Stock Options: None	

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 90.74%



Consuelo E. Madere
Age: 56
Destin, Florida, USA
Director since 2014
Independent[1]

Ms. Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. She is a former executive officer of Monsanto Company, a leading global provider of agricultural products and retired as Monsanto's Vice President, Global Vegetables and Asia Commercial. Ms. Madere is a member of the Latin Corporate Directors Association as well as the Hispanic Association on Corporate Responsibility and serves on the Dean's Advisory Council of the Louisiana State University Honors College.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Global Agriculture	Audit
Agricultural/Industrial Technology	SH&E
Chemical Industry	
Global Senior Executive Management	

2016 Board & Committee Meeting Attendance:	
Board: 15/15	Total Board & Committee Attendance: 100%
SH&E: 4/4	
Audit: 8/8	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	n/a

Ownership and Value of At-Risk Holdings[4]:	
As at February 20, 2017	
Share Ownership: 16,500	Value of At-Risk Holdings: $579,609
DSU Ownership: 14,462	
Stock Options: None	

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 99.14%



Keith G. Martell
Age: 54
Saskatoon, Saskatchewan, Canada
Director since 2007
Independent[1]

Mr. Martell, of Saskatoon, Saskatchewan, is Chief Executive Officer and a Director of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the First Nations marketplace. He is a Chartered Professional Accountant, formerly with KPMG LLP. He is a director of River Cree Enterprises Ltd., serves on the Dean's Advisory Council of the University of Saskatchewan's Edwards School of Business and is a trustee of Primrose Lake Trust. Mr. Martell is a former director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc., and a former trustee of the North West Company Fund.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance	HR&C (Chair)
Accounting	CG&N
Aboriginal	
Public Policy	

2016 Board & Committee Meeting Attendance:	
Board: 13/15[2]	Total Board & Committee Attendance: 92%[2]
HR&C: 5/5	
CG&N: 4/4	

Other Public Board Memberships — Present & Past Five Years:	
Present Boards:	Past Boards:
n/a	n/a

Ownership and Value of At-Risk Holdings[4]:	
As at February 20, 2017	
Share Ownership: 11,000	Value of At-Risk Holdings: $992,778
DSU Ownership: 42,033	
Stock Options: None	

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 90.80%



Aaron W. Regent
Age: 51
Toronto, Ontario, Canada
Director since 2015
Independent[1]

Mr. Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc. He was previously President and Chief Executive Officer of Barrick Gold Corporation, the world's leading gold producer. Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a member of CPA Ontario. He is a director of The Bank of Nova Scotia.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Finance Accounting Mining Industry Compensation/Human Resources	Audit HR&C

2016 Board & Committee Meeting Attendance:	
Board: 15/15 Audit: 8/8 HR&C: 3/3	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    The Bank of Nova Scotia
	Past Boards:
	    Barrick Gold Corporation
	    African Barrick Gold Plc

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
    Share Ownership: 1,800
    DSU Ownership: 15,842
    Stock Options: None
	Value of At-Risk Holdings: $330,528

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 98.53%



Jochen E. Tilk
Age: 53
Saskatoon, Saskatchewan, Canada
Director since 2014
Non-Independent[1]

Mr. Tilk is the President and Chief Executive Officer of the Corporation ("CEO"). Prior to joining PotashCorp, Mr. Tilk was President and Chief Executive Officer of Inmet Mining Corporation (2009-2013), a Canadian metals company with operations and projects in numerous countries around the world. He is director of both The Fertilizer Institute and the International Fertilizer Association, is a member of the Business Council of Canada and the C. D. Howe Institute and the Chair of the board of directors of Canpotex Limited.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Global Senior Executive Management Fertilizer Industry Global Agriculture	None

2016 Board & Committee Meeting Attendance:	
Board: 15/15	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	

Present Boards:
    n/a
	Past Boards:
	    Inmet Mining Corporation

Ownership and Value of At-Risk Holdings[4]:	

As at February 20, 2017
    Share Ownership: 28,291
    DSU Ownership: See Footnote 5
    Stock Options: 542,115
    PSUs: 287,230[6]
	Value of At-Risk Holdings: See Footnote 5

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 97.76%



Zoë A. Yujnovich
Age: 41
Calgary, Alberta, Canada
Director since 2016
Independent[1]

Ms. Yujnovich has over twenty years of global experience in the mining industry, and is currently Executive Vice President Oil Sands for Shell Canada, having previously been the Vice President Oil Sands Joint Venture. She recently concluded her term as Chair of the Mining Association of Canada, having been the first female chair in its 79 year history, and previously served as President and CEO Iron Ore Company of Canada and President of Rio Tinto Brazil. Ms. Yujnovich also served as a member of the advisory board of McGill University. Ms. Yujnovich holds an engineering degree from the University of Western Australia as well as a Master's Degree in Business Administration and an Executive MBA from the University of Utah.

Principal Areas of Expertise/Experience:	Board Committee Membership:
Mining Industry Agricultural/Industrial Technology Global Senior Executive Management Chemical Industry	SH&E HR&C

2016 Board & Committee Meeting Attendance:	
Board: 8/8 SH&E: 2/2	Total Board & Committee Attendance: 100%

Other Public Board Memberships — Present & Past Five Years:	
Present Boards: n/a	Past Boards: n/a

Ownership and Value of At-Risk Holdings[4]:	
As at February 20, 2017 Share Ownership: None DSU Ownership: 3,930 Stock Options: None	Value of At-Risk Holdings: $73,570

Ownership Requirement Compliance: Yes	2016 Annual Meeting Votes in Favour: 92.25%

(1) See "Director Independence and Other Relationships" and "Director Independence" on page 14.

(2) Any Board meetings where a director was not in attendance were non-regularly scheduled meetings. Mr. Regent was appointed to the HR&C Committee on May 11, 2016. Ms. Yujnovich was elected to the Board at the 2016 Annual Meeting, was appointed to the SH&E Committee on May 11, 2016 and was appointed to the HR&C Committee on January 25, 2017.

(3) Mr. Burley was a director of Parallel Energy Inc., administrator of Parallel Energy Trust ("Parallel Energy"). On or about November 9, 2015, Parallel Energy and its affiliates filed applications for protection under the Companies' Creditors Arrangement Act (the "CCAA") and voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. Mr. Burley resigned from the board of directors of Parallel Energy Inc. on March 1, 2016. The Canadian entities of Parallel Energy each filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act on March 3, 2016. In 2015, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick issued cease trading orders in relation to the securities of Parallel Energy for the failure by Parallel Energy to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. The TSX delisted the trust units and debentures of Parallel Energy at the close of business on December 11, 2015.

(4) See "'At-Risk' Investment and Year Over Year Changes" on pages 21 and 22 for additional detail.

(5) Mr. Tilk, as CEO, is subject to the Corporation's executive share ownership requirements. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings see "Human Resources and Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on page 44 and "Executive Share Ownership" on page 68.

(6) PSU amounts assume future performance at target levels.

ABOUT THE BOARD

OVERVIEW

The Board's Charter (attached as Appendix A to this Management Proxy Circular) provides that the Board is responsible for the stewardship and oversight of management of the Corporation and its global business. The Board's principal duties include overseeing and approving the Corporation's business strategy and strategic planning process as well as approving policies, procedures and systems for implementing strategy and managing risk. The Board regularly schedules meetings during the year, including risk management and strategy as key components of these meetings. Special meetings of the Board are convened as appropriate, including in 2016 with respect to the Proposed Transaction. In 2016, the Board met 15 times.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the Safety, Health and Environment ("SH&E") Committee and the HR&C Committee. The reports of the Audit Committee, CG&N Committee, SH&E Committee and HR&C Committee can be found beginning on pages 23, 27, 33 and 35, respectively, each of which provide an overview of the respective committee's area of responsibilities and recent activities.

CORE VALUES, CODE OF CONDUCT AND GOVERNANCE PRINCIPLES

The Board has adopted the "PotashCorp Core Values and Code of Conduct", which sets out our core values: (a) integrity — we do the right thing; (b) safety, health and environment — people and the environment come first; (c) performance — we strive for superior results; (d) improvement and innovation — we get better every day; (e) growth & diversity — we help each employee succeed; and (f) communication & collaboration — we connect with others.

We expect all directors, officers, employees and representatives of PotashCorp, all of its subsidiaries and, where applicable, joint ventures, to comply with our Code of Conduct. The Code of Conduct, in line with our Core Values, contains principles and guidelines for ethical behavior in the following key areas:

- financial reporting and the maintenance of accurate books, records and communications;

- commitment to safety, health and the environment;

- maintaining a respectful workplace and protecting personal information;

- avoiding conflicts of interest, protecting company assets and engaging in external communications;

- complying with company policies, as well as the laws, rules and regulations in the countries and communities in which we operate;

- commitment to our customers, suppliers and other business partners;

- community investment and engagement; and

- reporting misconduct or violations of the Code of Conduct.

The Audit Committee reviews the process for communicating the PotashCorp Core Values and Code of Conduct to relevant personnel and is responsible for monitoring compliance as well as compliance with applicable law, regulations and other corporate policies. The Board, both directly and through the Audit Committee Chair, receives reports from the Corporate Ethics and Compliance Committee and in-house ethics and compliance personnel regarding ethics and compliance activities and programs including, in 2016, receipt of the compliance risk assessment, summary of ethics and compliance training and plans for ethics and compliance training in the coming year. Online and in person training programs are provided to pertinent personnel and an acknowledgement of compliance with the Code of Conduct is sought from each employee and director annually.

The Board, both directly and through the Audit Committee Chair, also receives reports of all financial or accounting issues which come to the attention of management, including those raised through the Corporation's anonymous reporting mechanisms.

The Corporation has not filed any material change report since the beginning of the 2016 financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct. Pursuant to the PotashCorp Governance Principles, no waiver of the application of the Code of Conduct to directors or executive officers is permitted.

The Board has also adopted the PotashCorp Governance Principles. The Board is committed to establishing and following Governance Principles that are designed to facilitate the successful exercise of each director's responsibilities to the Corporation. The Governance Principles contain principles and guidelines in the following key areas:

- Board independence and integrity;

- functions of the Board;

- Board committees;

- selection and composition of the Board;

- Board leadership;

- performance evaluation and compensation;

- meeting procedures;

- evaluation of CEO performance and succession planning;

- access to management and outside advisors; and

- communications from and with shareholders.

In addition to the above, PotashCorp has adopted diversity and inclusion initiatives through its board diversity policy and company-wide diversity and inclusion policy, as discussed below on page 29. In Canada, the Corporation complies with the governance rules of the CSA and the TSX. In the United States, the Corporation complies with the provisions of the Sarbanes-Oxley Act, the rules of the SEC and the NYSE, in each case as applicable to a foreign private issuer. There are no significant differences between the Corporation's corporate governance practices and those required of U.S. domestic issuers under the NYSE rules.

The PotashCorp Core Values and Code of Conduct, Governance Principles and other governance related documents, together with reference to the rules of the CSA, can be found on the Corporation's website, at www.potashcorp.com, and are available in print to any shareholder who requests a copy. The information on our website is not a part of, or incorporated by reference into, this Management Proxy Circular.

EXPECTATIONS OF DIRECTORS

Each member of the Board is expected to act honestly and in good faith and to exercise business judgment that is in the Corporation's best interest.

Pursuant to the PotashCorp Governance Principles each director is, among other things:

- bound by the PotashCorp Code of Conduct and expected to comply with the PotashCorp Governance Principles;

- expected to attend all meetings of the Board and the committees upon which they serve and to come to such meetings fully prepared (where a director's absence is unavoidable, the director is expected to, as soon as practicable, contact the Board (or applicable committee) Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting);

- expected to participate in the Board, committee and related effectiveness evaluation program; and

- expected to take personal responsibility for and participate in continuing director education programs.

A director who has a conflict of interest regarding any particular matter under consideration is expected to advise the Board, refrain from debate on the matter and abstain from any vote regarding it. As noted below, the Board has developed categorical independence standards to assist it in determining whether individual directors are free from conflicts of interest and are exercising independent judgment in discharging their responsibilities.

BOARD MEETINGS AND ATTENDANCE OF DIRECTORS

The following table provides a summary of the Board and Committee meetings held during 2016. The increase in meetings in 2016 was primarily due to a number of meetings related to discussions about the Proposed Transaction. Each director nominee's attendance record for such meetings, as applicable, is set forth above in their respective biographies. Overall, the directors attended 98% of applicable Board and Committee meetings in 2016.

Type of Meeting Held	Number of Meetings	Attendance
Board of Directors (Regularly Scheduled)	7	100%
Board of Directors (Non-Regularly Scheduled)	8	94%
Audit Committee	8	100%
HR&C Committee	5	100%
CG&N Committee	4	100%
SH&E Committee	4	100%

In an effort to provide directors with a more complete understanding of the issues facing the Corporation and in line with the Corporation's Core Values, directors are encouraged to attend committee meetings of which they are not a member. In addition to the committees of which he or she is a member, the Board Chair regularly attends other committee meetings. In 2016, Mr. Estey attended substantially all of the committee meetings at the invitation of the committees. At the invitation of the committees, the CEO also attended substantially all of the committee meetings held in 2016.

A session without management present occurs at each meeting of the Board

Pursuant to the PotashCorp Governance Principles, the Board has adopted a policy of meeting in executive session, without management present, at each meeting of the Board. In practice, two such sessions generally occur at each meeting of the Board; one prior to the business of the meeting and one at the conclusion of the meeting. The Board has also adopted a policy of meeting in executive session, with only independent directors present, at each meeting of the Board. The presiding director at these executive sessions is the Board Chair or, in his or her absence, a director selected by majority vote of those directors present. Sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern. Each Committee of the Board also meets in executive session, without management present, at each meeting of the respective Committee. These policies were complied with for all meetings of the Board and each Committee in 2016.

Directors and new director nominees are also expected to attend each annual meeting of shareholders of the Corporation. Each director nominated for election at the 2016 Annual Meeting was present at such meeting.

DIRECTOR INDEPENDENCE AND OTHER RELATIONSHIPS

	Committees			
	Audit(1)	HR&C(1)	CG&N(1)	SH&E(2)
Not Independent				
Jochen E. Tilk (management)				
Elena Viyella de Paliza (family business relationship)(3)				√
Independent				
Christopher M. Burley(4)	Chair		√	
Donald G. Chynoweth	√			√
John W. Estey (Board Chair)			√	
Gerald W. Grandey		√	Chair	
C. Steven Hoffman		√		Chair
Alice D. Laberge(4)	√		√	
Consuelo E. Madere	√			√
Keith G. Martell		Chair	√	
Jeffrey J. McCaig(3)		√		√
Aaron W. Regent(4)	√	√		
Zoë A. Yujnovich		√		√

(1) All members of the Audit Committee, HR&C Committee and CG&N Committee are independent in accordance with all applicable regulatory requirements and the charter of each such committee requires that each member of the respective committee be independent.

(2) A majority of the SH&E Committee is independent.

(3) Mr. McCaig, who is an independent director, will continue to serve as a member of the HR&C Committee and SH&E Committee until the expiration of his term as a director at the Meeting. Ms. Viyella de Paliza, who is not an independent director, will continue to serve as a member of the SH&E Committee until the expiration of her term as a director at the Meeting.

(4) Audit Committee financial expert under the rules of the SEC.

DIRECTOR INDEPENDENCE

The Board has determined that all of the directors of the Corporation, with the exception of Mr. Tilk and Ms. Viyella de Paliza, are independent within the meaning of the PotashCorp Governance Principles, National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), applicable rules of the SEC and the NYSE rules. As noted above, Ms. Viyella de Paliza will be retiring as a director at the expiry of her current term and will not be standing for re-election at the Meeting.

For a director to be considered independent, the Board must determine that the director does not have any material relationship with the Corporation, either directly or indirectly (e.g., as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Pursuant to the PotashCorp Governance Principles and the PotashCorp Core Values and Code of Conduct, directors and executive officers of the Corporation inform the Board as to their relationships with the Corporation and provide other pertinent information pursuant to questionnaires that they complete, sign and certify on an annual basis. The Board reviews such relationships under applicable director independence standards and in connection with the related person transaction disclosure requirements of Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

As permitted by the NYSE rules, the Board has adopted categorical standards (the "Categorical Standards") to assist it in making determinations of director independence. These standards are set out in Part A of the PotashCorp Governance Principles, which are available on PotashCorp's website at www.potashcorp.com.

Mr. Tilk is the CEO of the Corporation and is therefore not independent.

Two of Ms. Viyella de Paliza's brothers are executive officers of Fertilizantes Santo Domingo, C. por A ("Fersan"), a fertilizer bulk blender and distributor of agrichemicals based in the Dominican Republic, which entered into transactions with the Corporation in 2016 in excess of 2% of Fersan's 2016 gross revenues. As a result, the Board has determined that Ms. Viyella de Paliza is not considered independent for purposes of the NYSE rules. Ms. Viyella de Paliza has had no direct or indirect interest in the transactions between the Corporation and Fersan, and all such transactions are completed on normal trade terms.

In determining the independence of its other directors, the Board evaluated business and other relationships that each director had with the Corporation. In doing so, the Board determined as immaterial: (i) certain relationships with the employers of Mr. Chynoweth, Mr. McCaig and Ms. Yujnovich falling below the monetary thresholds set forth in paragraph (c) of our Categorical Standards; (ii) certain immaterial contributions by the Corporation to certain tax exempt/charitable organizations of which Mr. Estey has relations which fall below the transaction thresholds or otherwise fall outside the scope of paragraph (d) of our Categorical Standards; and (iii) any business relationship between the Corporation and an entity as to which the director in question has no relationship other than as a director thereof, including certain directorships of Mr. Burley, Mr. Regent and Ms. Laberge.

INDEPENDENT BOARD CHAIR

Pursuant to the PotashCorp Governance Principles, the Board has determined that the Corporation is best served by dividing the responsibilities of the Board Chair and Chief Executive Officer. The Board Chair is independent and chosen by the full Board.

> The Corporation divides the responsibilities of the Board Chair and Chief Executive Officer

John W. Estey is an independent director and was appointed as Board Chair following the 2015 Annual Meeting. Mr. Estey has been a director of PotashCorp since 2003 and has previously served as chair of the HR&C Committee and as chair of the CG&N Committee.

A position description for the Board Chair has been developed and approved by the Board and is available on the Corporation's website at www.potashcorp.com. Among other things, the Board Chair is expected to:

- provide leadership to ensure effective functioning of the Board;

- chair meetings of the Board and assist with setting meeting agendas;

- lead in the assessment of Board performance;

- assist the HR&C Committee in monitoring and evaluating the performance of the Chief Executive Officer and senior officers of the Corporation;

- lead the Board in ensuring succession plans are in place at the senior management level; and

- act as an effective liaison among the Board and management.

In addition, position descriptions for each Board Committee Chair have been developed and approved by the Board and can be found on the Corporation's website at www.potashcorp.com as attachments to the relevant Board Committee Charter.

BOARD INTERLOCKS

In addition to the independence requirements, the Corporation has established an additional requirement that there shall be no more than two board interlocks at any given time. A board interlock occurs when two of the Corporation's directors also serve together on the board of another for-profit company. As of the date of this Management Proxy Circular, there are no board interlocks among the Board members.

LIMITATIONS ON OTHER BOARD SERVICE

The PotashCorp Governance Principles also contain limitations on the number of other directorships that directors and the CEO of the Corporation may hold. Directors who are employed as CEOs, or in other senior executive positions on a full-time basis, should not serve on more than two boards of public companies in addition to the Corporation's Board. Other directors should not serve on more than three boards of public companies in addition to the Corporation's Board. The CEO of the Corporation should not serve on the board of more than two other public companies and should not serve on the board of any other company where the CEO of that other company serves on the Corporation's Board. In all cases, prior to accepting an appointment to the board of any company, the CEO of the Corporation must review and discuss the appointment with the Board Chair of the Corporation and obtain Board approval.

CEO POSITION DESCRIPTION

A written position description for the CEO has been developed and approved by the Board. The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Among other things, the CEO is expected to:

- foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

- develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

- develop and recommend to the Board annual business plans and budgets that support the Corporation's long-term strategy; and

- consistently strive to achieve the Corporation's financial and operating goals and objectives.

BOARD TENURE AND RETIREMENT POLICY

As at February 20, 2017, the Corporation's average Board tenure is 8.1 years. Following the Meeting, with the retirement of Mr. McCaig and Ms. Viyella de Paliza, the Corporation's average Board tenure will be 6.8 years.

Board Tenure



31%
5-9 YEARS

AVERAGE TENURE 8.1

38%
10-15 YEARS

31%
0-4 YEARS

Pursuant to the PotashCorp Governance Principles, directors should not generally stand for re-election after reaching the age of seventy-two. At this time, the Board does not believe that term limits are appropriate, nor does it believe that directors should expect to be re-nominated annually until they reach the normal retirement age established by the Board. The Board believes that on an ongoing basis a balance must be struck between ensuring that there are fresh ideas and viewpoints while not losing the insight, experience and other benefits of continuity contributed by longer serving directors. Following a recent review by certain members of the Board of term limit and retirement policy practices, the Board believes that its board assessment practices, including its six-part effectiveness evaluation program, discussed in greater detail below, combined with its nomination practices, are working effectively to ensure appropriate Board renewal and diversity.

Pursuant to the PotashCorp Governance Principles, the CEO must resign from the Board immediately upon retirement or otherwise resigning as CEO. Also, a director should offer to resign in the event of a change in principal job responsibilities or in the event of any other significant change in his or her circumstances, including one where continued service on the Board might bring the Corporation into disrepute. For greater certainty, a determination by the Board that a director is no longer independent shall be considered a significant change in such director's circumstances. The CG&N Committee will consider the change in circumstance and recommend to the Board whether the resignation should be accepted.

BOARD, COMMITTEE & DIRECTOR ASSESSMENT

Pursuant to the PotashCorp Governance Principles, the Board has adopted a six-part effectiveness evaluation program for the Board, each Committee and each individual director, which is summarized in the following table. In 2016, the Board conducted an external third party board evaluation with the objective of independently assessing current practices and performance to identify areas of strength and opportunities for improvement. The third party evaluation included the first five parts of the normal six-part process, while the sixth component was completed as usual with both the Board Chair and the third party evaluator meeting individually with each director. For further information see the "Report of the CG&N Committee — Director Orientation, Continuing Education and Assessments" on page 30.

Review (Frequency)	By	Action	Outcome[1]
Full Board (Annual)	All Members of the Board	• Board members complete a detailed questionnaire which: (a) provides for quantitative ratings in key areas and (b) seeks subjective comment in each of those areas. • Responses are reviewed by the Chair of the CG&N Committee. • The Board also reviews and considers any proposed changes to the Board of Directors Charter.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair, the CG&N Committee and the CEO. • The summary report is reported to the full Board by the Chair of the CG&N Committee. • Matters requiring follow-up are identified and action plans are developed and monitored on a go-forward basis by the CG&N Committee.
Full Board (Periodic)	Management	• Members of senior management who regularly interact with the Board and/or its Committees are surveyed to solicit their input and perspective on the operation of the Board and how the Board might improve its effectiveness. • Survey includes a questionnaire and one-on-one interviews between the management respondents and the Chair of the CG&N Committee.	• Results are reported by the Chair of the CG&N Committee to the full Board.
Board Chair (Annual)	All Members of the Board	• Board members assess and comment on the Board Chair's discharge of his or her duties. The CEO provides specific input from his or her perspective, as CEO, regarding the Board Chair's effectiveness. • Individual responses are received by the Chair of the CG&N Committee.	• A summary report is prepared by the Chair of the CG&N Committee and provided to the Board Chair and the full Board. • The Board also reviews and considers any proposed changes to the Board Chair position description.
Board Committees (Annual)	All Members of each Committee	• Members of each Committee complete a detailed questionnaire to evaluate how well their respective Committee is operating and to make suggestions for improvement. • The Chair of the CG&N Committee receives responses and reviews them with the appropriate Committee Chair. • The Board reviews and considers any proposed changes to the Committee Charters.	• A summary report is prepared and provided to the Board Chair, the Chair of the CG&N Committee, the appropriate Committee and the CEO. The summary report for each Committee is then reported to the full Board by the appropriate Committee Chair. • The Committee Chair is expected to follow-up on any matters raised in the assessment and take action, as appropriate.
Committee Chair (Annual)	All Members of each Committee	• Members of each Committee assess and comment on their respective Committee Chair's discharge of his or her duties. • Responses are received by the Chair of the CG&N Committee and the Committee Chair under review.	• A summary report is provided to the appropriate Committee and to the full Board. • The Board reviews and considers any proposed changes to the Committee Chair position descriptions.
Individual Directors (Annual)	Each Director	• Each director formally meets with the Board Chair (and if desired, the Chair of the CG&N Committee) to engage in a full and frank discussion of any and all issues either wishes to raise, with a focus on maximizing each director's contribution to the Board and his or her respective Committees. • Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.	• The Board Chair employs a checklist, discussing both short- and long-term goals, and establishes action items for each director to enhance his or her personal contributions to the Board and to overall Board effectiveness. • The Board Chair shares peer feedback with each director as appropriate and reviews progress and action taken. • The Board Chair discusses the results of the individual evaluations with the Chair of the CG&N Committee and reports summary findings to the full Board.

[1] Attribution of comments to specific individuals is generally only made if authorized by the individual.

DIRECTOR COMPENSATION

Approach to Director Compensation

In establishing and reviewing PotashCorp's director compensation program, we have three goals:

1. recruit and retain qualified individuals to serve as members of the Board and contribute to our overall success;

2. align the interests of the Board and shareholders by requiring directors to own at least a minimum number of Shares and/or Deferred Share Units ("DSUs"), and permitting directors to receive up to 100% of their annual retainer in DSUs; and

3. pay competitively by positioning director compensation near or at the median of the Comparator Group (as defined below).

2016 Director Compensation Package

We establish director compensation after considering the advice of Willis Towers Watson, our independent compensation consultant. Only non-employee directors (the "outside directors") are compensated for service on the Board. The Board determined not to grant any increase in director compensation for 2016.

The following table displays the compensation structure for 2016 for outside directors.

Outside Director – 2016 Compensation Structure	Fee
Board Chair retainer	$400,000
Director retainer	$200,000
Committee Chair retainers	
Audit Committee	$ 20,000
HR&C Committee	$ 20,000
CG&N Committee	$ 15,000
SH&E Committee	$ 15,000
Non-Chair Committee member retainer	$ 5,000
Travel fee (per day)	$ 500
Per diem for Committee meeting	$ 1,500[1]

(1) Each outside director who was a member of a Board Committee, other than the Board Chair, received a per diem fee of $1,500 for committee meetings he or she attended.

Stock-Based Compensation

Effective April 26, 2012, we adopted the Deferred Share Unit Plan (the "DSU Plan"), which allows outside directors to defer, in the form of DSUs, up to 100% of the annual retainer payable to him or her in respect of serving as a director that would otherwise be payable in cash. The DSU Plan is intended to enhance our ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between such directors and our shareholders. Each DSU has an initial value equal to the market value of a Share at the time of deferral.

Each DSU is credited to the account of an individual director and is fully vested at the time of grant, but is distributed only when the outside director ceases to be a member of the Board, provided that the director is neither our employee nor an employee of any of our subsidiaries. In accordance with elections made pursuant to

the terms of the DSU Plan, the director will receive, within a specified period following retirement, a cash payment equal to the number of his or her DSUs multiplied by the applicable Share price at the date of valuation (reduced by the amount of applicable withholding taxes). While the HR&C Committee, with Board approval, has the discretion to distribute Shares in lieu of cash, the HR&C Committee and Board have determined that all distributions pursuant to the DSU Plan will be made in cash. DSUs earn dividends in the form of additional DSUs at the same rate as dividends are paid on Shares.

The number of DSUs credited to the director's account with respect to director retainer fees that the director elects to allocate to the DSU Plan is determined as of the last trading day of each calendar quarter and is equal to the quotient obtained by dividing (a) the aggregate amount of retainer fees allocated to the DSU Plan for the relevant calendar quarter by (b) the market value of a Share on such last trading day (determined on the basis of the closing price on the TSX for participants resident in Canada and on the basis of the closing price on the NYSE for all other participants).

In 2016, 7 of 12 of the outside directors elected to receive all or a portion of his or her 2016 director retainer fees in the form of DSUs. Unfortunately, due to an administrative error, U.S. directors were unable to elect to receive all or a portion of their director retainer fees in the form of DSUs in 2016.

The outside directors were not granted any stock options in 2016 and have not been granted any stock options since the Board's decision in 2003 to discontinue stock option grants to outside directors.

Director Share Ownership Requirements

The Board believes that the economic interests of directors should be aligned with those of shareholders. As a result, it is the Corporation's policy that, by the time a director has served on the Board for five years, he or she must directly or indirectly own Shares and/or DSUs with a value equal to at least five times the annual retainer paid to directors (i.e., $1,000,000 based on the current annual retainer), with at least one-half of such ownership requirement to be satisfied by the time a director has served on the Board for two and one-half years. The Board may make exceptions to these standards in particular circumstances. For purposes of determining compliance, the director's Shares and DSUs are valued at the higher of cost or market value. Directors have three years to comply with increased requirements following a significant change in retainer.

As of February 20, 2017, all of our directors were in compliance with the director share ownership requirements described above.

> Director share ownership requirement is equal to at least five times the annual retainer paid to directors (i.e., $1,000,000)

Other Benefits

Directors participate in our Group Life Insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$1,000,000) and Supplemental Business Travel Medical coverage (Cdn$1,000,000). The amounts set forth in parentheses with respect to each benefit indicates the per calendar year coverage for each director.

The following table sets forth the compensation earned by our outside directors during fiscal 2016 as prescribed in accordance with Item 402(k) of Regulation S-K. The table in footnote (2) below sets forth further details, including the amount of each outside director's 2016 annual retainer and committee meeting and other fees received in the form of cash and DSUs.

2016 Non-Employee Director Compensation[1]

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[2][3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[6]	Total ($)
Christopher M. Burley	129,240	126,256	—	—	—	142	255,638
Donald G. Chynoweth	62,442	172,643	—	—	—	7,275	242,360
John W. Estey	400,000	96,863	—	—	—	7,871	504,734
Gerald W. Grandey	225,372	28,700	—	—	—	142	254,214
C. Steven Hoffman	230,556	44,349	—	—	—	7,081	281,986
Alice D. Laberge	146,942	146,066	—	—	—	7,259	300,267
Consuelo E. Madere	222,942	13,568	—	—	—	7,722	244,232
Keith G. Martell	53,056	212,475	—	—	—	9,736	275,267
Jeffrey J. McCaig	4,942	345,753	—	—	—	5,863	356,558
Aaron W. Regent	15,500	214,494	—	—	—	20,088	250,082
Elena Viyella de Paliza	215,000	51,589	—	—	—	9,260	276,349
Zoë A. Yujnowich	70,893	66,362	—	—	—	94	137,349

(1) Those amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) Stock award amounts set forth above include the amount of annual retainer deferred into DSUs plus dividend amounts on DSUs. The following table sets forth each outside director's annual retainer, meeting and other fees for fiscal year 2016 that were earned or paid in the form of cash or deferred in the form of DSUs.

Remuneration of Directors
For the Fiscal Year Ended December 31, 2016

Name	Annual Retainer Cash ($)	Annual Retainer DSUs ($)	Committee Meeting and Other Fees ($)	Total Remuneration ($)	Percentage of Total Remuneration in DSUs (%)
Christopher M. Burley	112,500	112,500	16,740	241,740	46.54
Donald G. Chynoweth	52,500	157,500	9,942	219,942	71.61
John W. Estey	400,000	—	—	400,000	—
Gerald W. Grandey	220,000	—	5,372	225,372	—
C. Steven Hoffman	220,000	—	10,556	230,556	—
Alice D. Laberge	136,500	73,500	10,442	220,442	33.34
Consuelo E. Madere	210,000	—	12,942	222,942	—
Keith G. Martell	45,000	180,000	8,056	233,056	77.23
Jeffrey J. McCaig	—	210,000	4,942	214,942	97.70
Aaron W. Regent	—	208,201	15,500	223,701	93.07
Elena Viyella de Paliza	205,000	—	10,500	215,500	—
Zoë A. Yujnowich	65,893	65,893	5,000	136,786	48.17
Total	1,667,393	1,007,594	109,992	2,784,979	36.18

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, for DSUs received in 2016 pursuant to the DSU Plan. The grant date fair value of each grant of DSUs received by each outside director in 2016 was as follows:

Name	February 4, 2016 (Dividend)	March 31, 2016 (Deferred Fees)	May 3, 2016 (Dividend)	June 30, 2016 (Deferred Fees)	August 2, 2016 (Dividend)	September 30, 2016 (Deferred Fees)	November 2, 2016 (Dividend)	December 31, 2016 (Deferred Fees)
Christopher M. Burley	$4,657 (277.07 units)	$28,125 (1754.92 units)	$3,456 (204.85 units)	$28,125 (1733.30 units)	$3,894 (245.71 units)	$28,125 (1711.74 units)	$1,749 (108.08 units)	$28,125 (1,555.96 units)
Donald G. Chynoweth	$4,912 (292.22 units)	$39,375 (2456.89 units)	$3,797 (225.08 units)	$39,375 (2426.63 units)	$4,409 (278.16 units)	$39,375 (2396.43 units)	$2,025 (125.17 units)	$39,375 (2,178.35 units)
John W. Estey	$36,789 (2188.55 units)	—	$24,751 (1467.14 units)	—	$25,118 (1584.70 units)	—	$10,205 (630.75 units)	—
Gerald W. Grandey	$11,215 (667.16 units)	—	$7,259 (430.29 units)	—	$7,276 (459.07 units)	—	$2,950 (182.34 units)	—
C. Steven Hoffman	$16,844 (1002.03 units)	—	$11,332 (671.73 units)	—	$11,500 (725.56 units)	—	$4,673 (288.79 units)	—
Alice D. Laberge	$27,887 (1658.94 units)	$18,375 (1146.55 units)	$18,338 (1087.03 units)	$18,375 (1132.43 units)	$18,663 (1177.49 units)	$18,375 (1118.34 units)	$7,678 (474.55 units)	$18,375 (1016.56 units)
Consuelo E. Madere	$5,153 (306.57 units)	—	$3,467 (205.51 units)	—	$3,518 (221.98 units)	—	$1,430 (88.35 units)	—
Keith G. Martell	$11,541 (686.53 units)	$45,000 (2807.87 units)	$8,176 (484.63 units)	$45,000 (2773.29 units)	$8,884 (560.50 units)	$45,000 (2738.78 units)	$3,874 (239.41 units)	$45,000 (2489.54 units)
Jeffrey J. McCaig	$51,706 (3075.93 units)	$52,500 (3275.85 units)	$34,291 (2032.66 units)	$52,500 (3235.50 units)	$35,176 (2219.32 units)	$52,500 (3195.25 units)	$14,580 (901.10 units)	$52,500 (2904.47 units)
Aaron W. Regent	$1,142 (69.73 units)	$51,250 (3197.85 units)	$1,543 (91.47 units)	$51,951 (3201.67 units)	$2,342 (147.75 units)	$52,500 (3195.25 units)	$1,266 (78.26 units)	$52,500 (2904.47 units)
Elena Viyella de Paliza	$19,594 (1165.63 units)	—	$13,182 (781.41 units)	—	$13,378 (844.02 units)	—	$5,435 (335.94 units)	—
Zoë A. Yujnowich	—	—	—	$14,643 (902.43 units)	$224 (14.14 units)	$25,625 (1559.58 units)	$245 (15.17 units)	$25,625 (1417.66 units)

(4) As of December 31, 2016, the total number of DSUs held by each outside director was as follows: Mr. Burley, 19,305; Mr. Chynoweth, 22,733; Mr. Estey, 102,685; Mr. Grandey, 29,944; Mr. Hoffman, 47,015; Ms. Laberge, 78,945 Ms. Madere, 14,384; Mr. Martell, 41,804; Mr. McCaig, 150,878; Mr. Regent, 15,758; Ms. Viyella de Paliza, 54,691 and Ms. Yujnowich, 3,909.

(5) As of December 31, 2016, none of the outside directors held outstanding options.

(6) Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

"AT-RISK" INVESTMENT AND YEAR OVER YEAR CHANGES

The following table provides ownership information for our current non-executive directors as at February 20, 2017 and February 22, 2016, respectively. For a discussion of Mr. Tilk's executive share ownership requirements and the value of his at-risk holdings, see "Human Resources and Compensation — Compensation Discussion and Analysis — Executive Share Ownership Requirements" on page 44 and "Human Resources and Compensation — Executive Compensation — Executive Share Ownership" on page 68.

	Director Since	Year	Common Shares (#)	DSUs (#)	Common Shares and DSUs (#)	Total At-Risk Value of Common Shares and DSUs ($)	Value of Common Shares/DSUs Needed to Meet 2016 Ownership Requirement ($)	Ownership Guideline Compliance	Equity at Risk Multiple of 2016 Annual Retainer[5]
Christopher M. Burley	2009	2017	30,000	19,410	49,410	924,955	$1,000,000	YES	4.62
		2016	30,000	11,712	41,712	671,146			
		Change	0	7,698	7,698				
Donald G. Chynoweth	2012	2017	22,000	22,857	44,857	839,723	$1,000,000	YES	4.20
		2016	22,000	12,354	34,354	552,756			
		Change	0	10,503	10,503				
John W. Estey	2003	2017	32,200	103,242	135,442	2,535,474	$2,000,000	YES	6.34
		2016	26,000	96,813	122,813	1,976,061			
		Change	6,200	6,429	12,629				
Gerald W. Grandey	2011	2017	21,700	30,107	51,807	969,827	$1,000,000	YES	4.85
		2016	10,500	28,204	38,704	622,747			
		Change	11,200	1,903	13,103				
C. Steven Hoffman	2008	2017	6,600	47,269	53,869	1,008,428	$1,000,000	YES	5.04
		2016	6,600	44,326	50,926	819,399			
		Change	0	2,943	2,943				
Alice D. Laberge	2003	2017	17,000	79,376	96,376	1,804,159	$1,000,000	YES	9.02
		2016	17,000	70,133	87,133	1,401,970			
		Change	0	9,243	9,243				
Consuelo E. Madere	2014	2017	16,500	14,462	30,962	579,609	$1,000,000	YES	2.90
		2016	16,500	13,562	30,062	483,698			
		Change	0	900	900				
Keith G. Martell	2007	2017	11,000	42,033	53,033	992,778	$1,000,000	YES	4.96
		2016	13,100	29,024	42,124	677,775			
		Change	-2,100	13,009	10,909				
Jeffrey J. McCaig[6]	2001	2017	252,000	151,702	403,702	7,557,301	$1,000,000	YES	37.79
		2016	252,000	130,036	382,036	6,146,959			
		Change	0	21,666	21,666				
Aaron W. Regent	2015	2017	1,800	15,842	17,642	330,258	$1,000,000	YES	1.65
		2016	1,800	2,872	4,672	75,172			
		Change	0	12,970	12,970				
Elena Viyella de Paliza	2003	2017	79,480	54,987	134,467	2,517,222	$1,000,000	YES	12.59
		2016	57,000	51,564	108,564	1,746,795			
		Change	22,480	3,423	25,903				
Zoë A. Yujnovich	2016	2017	0	3,930	3,930	73,570	$1,000,000	YES	0.37
		2016	0	0	0	0			
		Change	0	3,930	3,930				
Total		**2017**	**490,280**	**585,217**	**1,075,497**	**20,133,304**			
		2016	**452,500**	**490,600**	**943,100**	**15,174,478**			
		Change	**37,780**	**94,617**	**132,397**				

(1) DSUs do not carry any voting rights. The number of DSUs held by each director has been rounded down to the nearest whole number.

(2) No Shares beneficially owned by any of the directors are pledged as security.

(3) Based on the closing price per Share on the NYSE of $16.09 on February 22, 2016 and $18.72 on February 17, 2017.

(4) By the time a director has served on the Board for five years, he or she must directly or indirectly own Shares and/or DSUs with a value at least five times the annual retainer paid to directors. One-half of this ownership requirement is required to be achieved within 2.5 years of joining the Board. For purposes of determining compliance, the director's Shares and/or DSUs will be valued at the higher of cost or market value. Directors will have three years to comply with increased requirements following a significant change in retainer.

Ms. Madere has until May 15, 2019, Mr. Regent has until September 9, 2020 and Ms. Yujnovich has until May 10, 2021 to satisfy their share ownership requirement.

(5) Although the market value of Mr. Burley's, Mr. Chynoweth's, Mr. Grandey's and Mr. Martell's Shares and DSUs is less than $1,000,000 (i.e., five times the annual retainer paid to directors), the cost-base for each such individual's Shares and DSUs is as follows: Mr. Burley — $1,424,877; Mr. Chynoweth — $1,138,824; Mr. Grandey — $1,431,523; and Mr. Martell — $1,606,717. Each such individual is therefore in compliance with the Corporation's director share ownership requirements.

(6) Includes 131,276 Shares held in The Jeffrey & Marilyn McCaig Family Foundation.

REPORT OF THE AUDIT COMMITTEE AND APPOINTMENT OF AUDITORS

PotashCorp strongly values the importance of accurate and transparent financial disclosure and effective internal control over financial reporting. To that end, PotashCorp is continually working to maintain sound accounting practices, internal controls and risk management practices. PotashCorp's standing Audit Committee actively assists the Board in fulfilling its oversight responsibilities to ensure (i) the integrity of PotashCorp's financial statements, (ii) PotashCorp's compliance with legal and regulatory requirements, (iii) the qualification and independence of PotashCorp's independent auditors and (iv) the effective performance of PotashCorp's independent auditors.

    

| C. Burley, Chair | D. Chynoweth | A. Laberge | C. Madere | A. Regent |

LETTER FROM AND REPORT OF THE AUDIT COMMITTEE

To Our Fellow Shareholders:

Under the Audit Committee Charter, the Audit Committee has responsibility for the oversight of PotashCorp's financial reporting and audit processes and related internal controls on behalf of the Board. In connection with fulfilling our duties, we met 8 times in 2016. At these meetings, we met with senior members of PotashCorp's financial management team as well as the Corporation's independent auditors. Additionally, we had multiple private sessions with various members of the executive team, including PotashCorp's Chief Financial Officer, Vice President Internal Audit, General Counsel and their designees. At these meetings, we had candid discussions regarding PotashCorp's financial disclosures, financial and risk management and other legal, accounting, auditing and internal control matters.

Deloitte LLP, PotashCorp's independent auditor, reports directly to us, and we have the authority to recommend the appointment and discharge of, oversee and evaluate the independent auditors and to approve fees paid for their services. At our meetings, we discuss PotashCorp's financial reporting with Deloitte LLP, with and without management present. We review with Deloitte LLP the results of its audits as well as its review of PotashCorp's internal control over financial reporting and the overall quality of PotashCorp's financial reporting.

We are pleased to report that PotashCorp continues to be recognized by external third parties for the quality of its corporate reporting. In 2016, PotashCorp received the CPA Award of Excellence in Financial Reporting from the Chartered Professional Accountants of Canada and our 2015 annual integrated report was ranked fifth in the world for annual reports by reportwatch.com.

Audit Committee Charter

At least annually, we review the Audit Committee Charter and PotashCorp's Disclosure Controls and Procedures. This review gives us an opportunity to analyze our responsibilities under these documents and to confirm that the documents comply with current regulatory requirements. The Audit Committee Charter is available on PotashCorp's website, www.potashcorp.com. The Audit Committee Charter is also attached as Appendix B to this Management Proxy Circular.

Report of the Audit Committee

In overseeing the audit process, we received the independent auditor's written disclosures and a letter dated February 20, 2017, as required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB"), describing all relationships between the auditors and PotashCorp that might bear on the auditor's independence and the auditor's judgment that they are, in fact, independent. We also discussed with the independent auditors their independence and their written disclosures required by the applicable requirements of the PCAOB. We also reviewed:

- the organizational structure, procedures and practices that support the objectivity of the internal audit department;

- the Internal Audit Department Charter; and

- with both the independent and the internal auditors, their audit plans and scope, as well as the identification of audit risks.

In our meetings with financial management, internal audit and the independent auditors, we: (i) reviewed the unaudited interim financial statements and interim earnings releases and approved the unaudited interim financial statements for the applicable quarter; (ii) reviewed and approved the quarterly MD&A; and (iii) reviewed and discussed with management and the independent auditors the MD&A and the audited financial statements of PotashCorp as at and for the fiscal year ended December 31, 2016, including the quality and acceptability of PotashCorp's financial reporting practices and the completeness and clarity of the related financial disclosures. Management is responsible for the preparation of PotashCorp's financial statements and the independent auditors are responsible for auditing those financial statements. In addition, in our meetings with financial management, internal audit and the independent auditors, we also received reports from management regarding ethics and compliance activities on a quarterly basis.

We reviewed the processes involved in evaluating PotashCorp's internal control environment, and we also oversaw and monitored the 2016 compliance process related to the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Based on our review and discussions with management and the independent auditors discussed above, we recommended to the Board that the audited consolidated financial statements and MD&A be included in the Form 10-K for filing with the SEC and CSA.

Risk Management

At PotashCorp, risk management is an integrated discipline that supports informed decision-making throughout the Corporation.

Our integrated approach to managing strategy and risk recognizes the need for clear, timely direction and support among the Board, senior management and our business unit management (top-down activities). Risk management is also embedded into day-to-day decision making and operational activities (bottom-up activities).

Although PotashCorp's risk management processes are established by management, the Board oversees these processes and plays a significant advisory role.

The Board also believes risk management is most effective if it is fully integrated with strategy. The Board and management have developed an integrated strategy and risk framework in an effort to enable us to better anticipate, adapt or exploit risks and opportunities in a global marketplace.

> The Board believes risk management is most effective if it is fully integrated with strategy

The Board satisfies its risk management responsibilities in part through its committees, each of which focuses primarily on risks related to its area of oversight. The Audit Committee focuses primarily on financial and regulatory compliance risk. We receive regular reports of PotashCorp's ethics and compliance activities, including a review of quantitative and qualitative accounts of compliance matters that have been reported to PotashCorp. In addition to ensuring that there are mechanisms for the anonymous submission of ethics and compliance reports generally, we have established specific procedures for:

- the receipt, retention and treatment of complaints received by PotashCorp regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of PotashCorp of concerns regarding questionable accounting or auditing matters.

In 2016, we received presentations and reports in the areas of subsidiary management, corporate social responsibility, internal control compliance, pension funding and investment performance, natural gas hedging, credit risk, treasury, and extractive sector and tax transparency initiatives.

For additional information regarding risk management, see "Integrated Approach to Strategy and Risk" beginning on page 28 and "Risk" beginning on page 48 of our 2016 Annual Integrated Report.

Conclusion

We are proud of PotashCorp's financial reporting processes and procedures and continue to work hard to accurately disclose financial information and maintain effective internal controls over financial reporting.

By the Audit Committee:

Christopher M. Burley (Chair)
Donald G. Chynoweth
Alice D. Laberge
Consuelo E. Madere
Aaron W. Regent

February 20, 2017

AUDIT COMMITTEE MEMBERSHIP

The Board has determined that the following directors, each of whom served as members of the Audit Committee during the year ended December 31, 2016, are independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, National Instrument 52-110 "Audit Committees" ("NI 52-110"), applicable rules of the SEC and the NYSE rules. See also "About the Board — Director Independence and Other Relationships" and "About the Board — Director Independence" on page 14.

> Christopher M. Burley (Chair)
> Donald G. Chynoweth
> Alice D. Laberge
> Consuelo E. Madere
> Aaron W. Regent

The Board has determined that Mr. Burley, Ms. Laberge and Mr. Regent each qualify as an "audit committee financial expert" under SEC rules, and all members of the Audit Committee have the requisite accounting and/or related financial management expertise required under NYSE rules. In addition, the Board has determined that each member of the Audit Committee is "financially literate" within the meaning of and as required by NI 52-110.

Education and Experience of Audit Committee Members

The following is a brief description of the qualifications, education and experience of each current member of the Audit Committee that are relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Mr. Burley has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, former Managing Director and Vice Chairman, Energy of Merrill Lynch Canada Inc. and former Managing Director and Chief Financial Officer of Smith Barney Canada, where his duties included direct supervisory experience of accounting personnel and responsibility for the firm's Canadian regulatory filings and compliance. Mr. Burley has over two decades of experience in the investment banking industry and has significant experience relevant to the performance of his responsibilities as Chair of the Audit Committee. Mr. Burley completed his Master of Business Administration at the University of Western Ontario and has completed the Directors Education Program with the Institute of Corporate Directors and holds the ICD.D designation.

Mr. Chynoweth has gained financial experience through his experience in operational management, including a significant understanding of audit review processes. Mr. Chynoweth is Senior Vice President of SNC Lavalin O&M and previously sat on the board of AltaLink, L.P. Mr. Chynoweth received a Bachelor of Commerce degree from the University of Saskatchewan and has completed the Directors Education Program with the Institute of Corporate Directors.

Ms. Laberge has acquired significant financial experience and exposure to accounting and financial issues as a corporate director, the former President, Chief Executive Officer and Chief Financial Officer of Fincentric Corporation, Chief Financial Officer of MacMillan Bloedel Limited and a director and audit committee member of the Royal Bank of Canada and a director and audit Committee chair of Russel Metals Inc. Ms. Laberge is also the past Chair of the Board of Governors of the University of British Columbia and the past chair of its audit committee.

In her positions with previous companies, she was actively involved in assessing the performance of the companies' auditors. Ms. Laberge completed her Masters of Business Administration at the University of British Columbia.

Ms. Madere, as a retired former executive officer of Monsanto Company, has significant domestic and global experience spanning manufacturing, strategy, technology, business development, profit & loss responsibility and general management. Over the course of her career she gained significant experience relevant to the performance of her responsibilities as an Audit Committee member and she received her Masters of Business Administration from the University of Iowa.

Mr. Regent serves on the board of and is a former member of the audit committee of The Bank of Nova Scotia, and is also the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc. Mr. Regent has acquired significant financial experience during his time as President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, and as President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is a member of the Chartered Professional Accountants of Ontario.

Pre-Approval Policy for External Auditor Services

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee has adopted procedures for the pre-approval of engagements for services of its external auditors.

> The Audit Committee must pre-approve the non-audit services of the external auditor

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

- Audit and audit-related services — these are identified in the annual Audit Service Plan presented by the external auditor and require annual approval. The Audit Committee monitors the audit services engagement at least quarterly.

- Pre-approved list of non-audit services — non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

- Other proposed services — all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Chair of the Audit Committee, to whom pre-approval authority has been delegated.

Auditor's Fees

For the years ended December 31, 2016 and December 31, 2015, Deloitte LLP billed PotashCorp the following fees:

	Year Ended December 31,	
	2016	2015
Audit Fees	$1,948,011	$2,156,534
Audit-Related Fees	$ 306,905	$ 376,794
Tax Fees	$ 298,904	$ 125,125
All Other Fees	$ 319,058	$ 839,810

Audit Fees

Deloitte LLP billed PotashCorp $1,948,011 and $2,156,534 for 2016 and 2015, respectively, for the following audit services: (i) audit of the annual consolidated financial statements of PotashCorp for the fiscal years ended December 31, 2016 and

2015; (ii) review of the interim financial statements of PotashCorp included in quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2016 and 2015; (iii) the provision of consent letters; and (iv) the provision of comfort letters.

Audit-Related Fees

Deloitte LLP billed PotashCorp $306,905 and $376,794 for 2016 and 2015, respectively, for the following services: (i) employee benefit plan audits; (ii) audits of individual statutory financial statements; (iii) verification letters issued for certain of the Corporation's environmental liabilities; (iv) specified procedure engagements; and (v) subscription based service for accounting literature.

Tax Fees

Deloitte LLP billed PotashCorp $298,904 and $125,125 for 2016 and 2015, respectively, for the following services: (i) tax compliance; and (ii) tax advice, including minimizing tax exposure or liability.

All Other Fees

Deloitte LLP billed PotashCorp $319,058 and $839,810 for 2016 and 2015, respectively, for the following services: (i) preliminary evaluation of software and accompanying planning; (ii) operations advice and training; and (iii) subscription based services for human resources related literature.

All fees paid to the independent auditors for 2016 and 2015 were approved in accordance with the pre-approval policy.

REPORT OF THE CG&N COMMITTEE

PotashCorp, its Board and its management are committed to the highest standards of corporate governance and transparency. The Corporation has a standing Corporate Governance and Nominating Committee comprised entirely of independent directors.







J. Grandey, Chair   C. Burley   J. Estey   A. Laberge   K. Martell

LETTER FROM AND REPORT OF THE CORPORATE GOVERNANCE & NOMINATING COMMITTEE

To Our Fellow Shareholders:

While we are proud of our achievements and performance to date in the area of corporate governance, we continue to strive to remain at the forefront of best governance practices and transparency. Our Committee and the Board are continually guided by doing the right thing for our company and our stakeholders. The role of the CG&N Committee, our governance practices and our current areas of focus are described in more detail below and elsewhere in this Management Proxy Circular.

Role of the CG&N Committee

The CG&N Committee actively assists the Board by, among other things:

• continually evaluating and updating the Corporation's governance principles and practices;

• overseeing the Corporation's compliance with regulatory requirements relating to corporate governance;

• facilitating the director nomination and recruitment process;

• managing the review of Board and Committee performance;

• implementing the Corporation's director orientation and ongoing education programs; and

• ensuring the Corporation has instituted appropriate outreach and communication strategies for stakeholders.

During 2016, the CG&N Committee met 4 times. The Chair of the CG&N Committee works closely with the General Counsel, the Deputy General Counsel and the Senior Vice President of Investor and Public Relations to ensure the CG&N Committee is aware of developments and trends in governance practices.

The CG&N Committee Charter, Board of Directors Charter and our other governance related documents are available on our website at www.potashcorp.com. The Board of Directors Charter is also attached as Appendix A to this Management Proxy Circular.

2016 Governance Activities

The CG&N Committee's activities during the past year included the following:

• overseeing and conducting an external third party board evaluation with the objective of independently assessing current practices and performance to identify areas of strength and opportunities for improvement;

• recommending the adoption of a formal board diversity policy as more fully discussed below;

• the on-going review of the Board skills matrix and board renewal matters generally, including Ms. Yujnovich being proposed as a nominee to the Board at the 2016 Annual Meeting; and

• receiving presentations from management on relevant and/or emerging governance topics at each committee meeting.

Nomination Processes, Succession Planning and Board Renewal

A core responsibility of the CG&N Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board.

For the CG&N Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications, diversity, experience and expertise and must exhibit the highest degree of integrity, professionalism, values and independent judgment. The CG&N Committee and the Board do not adhere to any quotas in determining Board membership; however, the Board's formal processes for director succession and recruitment expressly encourages the promotion of diversity and the Board has adopted a formal diversity policy (as more fully described below) which provides that the Board will strive to ensure a minimum of 30% of the Board be comprised of women.

The CG&N Committee believes that the Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the director nominees and identifies the specific experience and expertise brought by each individual director nominee.

Name	Global Agriculture	Fertilizer Industry	Transportation Industry	Agricultural/Industrial Technology	IT/Cybersecurity	Finance	Accounting	Investment Banking	Global Senior Executive Management	Legal	Mining Industry	Chemical Industry	Public Policy	Governance	Compensation/Human Resources	Safety/Environmental/Security	Aboriginal	Innovation/R&D
Christopher Burley				✔		✔	✔	✔	✔					✔				
Donald Chynoweth			✔			✔			✔				✔	✔		✔		
John Estey				✔					✔					✔	✔	✔		✔
Gerald Grandey									✔		✔		✔	✔	✔		✔	
C. Steven Hoffman	✔	✔									✔	✔			✔	✔		
Alice Laberge				✔		✔	✔							✔	✔			✔
Consuelo Madere	✔			✔			✔		✔			✔				✔		
Keith Martell				✔		✔			✔				✔			✔	✔	
Aaron Regent				✔		✔			✔		✔			✔	✔			
Jochen Tilk	✔	✔		✔					✔		✔					✔		
Zoë Yujnovich				✔					✔		✔	✔	✔			✔		

Board Composition	Burley	Chynoweth	Estey	Grandey	Hoffman	Laberge	Madere	Martell	Regent	Tilk	Yujnovich	Average
Age	55	56	66	70	68	60	56	54	51	53	41	**57.2**
Tenure	8	5	14	6	9	14	3	10	2	3	1	**6.8**

In connection with recent Board appointments, the CG&N Committee has engaged the services of a search firm to assist in the identification of director candidates with the necessary skills and experience relative to the skills and experience of the incumbent Board. In conjunction with the engagement of such search firms, the CG&N Committee, in consultation with the Board Chair and CEO, identifies on an ongoing basis the mix of expertise and qualities required for the Board.

The Chair of the CG&N Committee, in consultation with the CG&N Committee, the Board Chair and the CEO, maintains an evergreen list of potential candidates. In the past, when it has become apparent that a new nominee may be required and/or considered for the Board, the CG&N Committee has utilized the above skills matrix in reviewing potential candidates, including those identified by any external search firm being utilized, against the skill set of the incumbent Board and the experience and expertise necessary for the Board. The CG&N Committee reviews and updates its skills matrix, as necessary. Prior to joining the Board, potential new directors are informed of the degree of energy and commitment the Corporation expects of its directors.

In accordance with section 137 of the CBCA, shareholders holding in the aggregate not less than 5% of the Corporation's outstanding Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the CBCA for a description of the procedures to be followed.

Shareholders who do not meet the threshold criteria for making, or otherwise choose not to make, a formal proposal may at any time suggest nominees for election to the Board. Names of and supporting information regarding such nominees should be submitted to: Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

Diversity

Director Diversity



- Men
- Women

4 Directors
31%

9 Directors
69%

Building a diverse workforce through training, education and communication that helps cultivate inclusiveness is a Core Value of the Corporation. We value our people and encourage a diverse and inclusive culture where all employees can develop to their fullest potential.

In 2016, PotashCorp adopted a formal board diversity policy relating to, among other things, the identification and nomination of women directors (the "Board Diversity Policy"). The aim of the Board Diversity Policy is to foster PotashCorp's growth and

development with respect to diversity among its Board members. This includes, but is not limited to, diversity of personal characteristics such as gender, geographic origin and ethnicity in addition to relevant and diverse professional experiences, skills and knowledge. Under the Board Diversity Policy, the Board has committed to strive to ensure a minimum of 30% of the Board be comprised of women. Under the Board Diversity Policy, the Board shall ensure that qualified candidates considered for open Board positions include a minimum of 50% female candidates. Currently, as to gender, the Board includes four female directors (31%). Following the Meeting, assuming all of the director nominees are elected, the Board will include three female directors (27%). The Board Diversity Policy is available on the Corporation's website at www.potashcorp.com.

The Corporation has adopted a company-wide diversity and inclusion policy, an important component of which is to increase the representation of women in the Corporation. While we have not adopted specific targets for the representation of women in our executive officer positions, we recognize that the management group offers a strong cohort for aspiring leaders and acts as a catalyst for advancing leaders at all levels. Increasing the representation of women in this group is a key focus around which the Corporation aligns its people development initiatives. As part of our diversity and inclusion policy, we are currently aiming to achieve representation of a minimum of 25% women in our management group by 2025.

Currently approximately 20% of our over 300 managers are women, although senior executive positions continue to reflect more limited female representation, with 1 of 11 (9%) being female. This is in fact reflective of the overall representation of women in our global workforce, which is 9%, slightly below the industry average. Nonetheless, the Corporation does not accept this level of representation as appropriate.

The Corporation's diversity and inclusion policy is supported with strategic community investments. These investments help us to identify increased opportunities to support programs, services, education, training, research, and advocacy measures which enhance the representation of women in leadership and in non-traditional roles in our industry, including STEM opportunities for girls and women. Along with these investments, the alignment of the Corporation's procurement processes to identify and include women-owned businesses also increases overall opportunities for the inclusion of women in our industry.

Director Orientation, Continuing Education and Assessments

The Board has adopted a Director Orientation Policy for new directors designed to provide each new director with a baseline of knowledge about the Corporation that serves as a basis for informed decision-making. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate to augment their knowledge or to re-familiarize themselves with the Corporation's facilities through the site visits. As part of the orientation program, the "PotashCorp Core Values and Code of Conduct" is reviewed and affirmed. The Board has also established a "buddy system" for new Board members, in which they are paired with a current member of the Board to assist with their transition as a member of the Board.

The Board recognizes the importance of continuing education for directors. To facilitate ongoing education, the Corporation (i) maintains a membership for each director in organizations dedicated to corporate governance and ongoing director education, (ii) each year encourages and funds the attendance of each director at one seminar/conference of interest and relevance and one additional seminar/conference for each Committee Chair (each with advance approval of the Corporate Secretary), (iii) encourages presentations by outside experts on matters of particular import or emerging significance, (iv) at least annually, holds a Board meeting at or near an operating site or other facility of the Corporation, a key customer, supplier or affiliated company, (v) provides directors with materials about the Corporation and the industries in which it operates and on topics of governance and compensation and (vi) in cooperation with the Chair of each Committee, provides Committee members with noteworthy articles and other information pertinent to the applicable committee. In addition, directors are canvassed for suggestions on educational presentations and reports and may request presentations by management or external advisors on issues of particular interest. Some of the 2016 director education activities are outlined on page 31.

Along with the Board Chair and incorporating input from management, the CG&N Committee oversees the review of the performance of the Board, its Committees and individual directors. While not expected to be a vehicle used annually, in 2016 an external third party corporate governance expert (the National Association of Corporate Directors) conducted a board evaluation with the primary objective of independently assessing current practices and performance to identify areas of strength and opportunities for improvement. The evaluation reinforced that the Board continues to perform at a very high level. Detailed findings were discussed with the Board and management, and recommendations are now being evaluated for implementation by the Board and its Committees. For additional information on the assessment process, see "About the Board — Board, Committee & Director Assessment" on page 17.

2016 Director Education Activities

During 2016, the Board, its Committees and individual directors participated in presentations and received educational information and/or materials on a variety of matters and topics, including those set out in the table below.

Date	Topic	Presented/ Hosted By	Attended By
January 19	How to Advance your Board	ICD	D. Chynoweth
January 29 – February 3	Fresh Perspective on Global Business Issues	Harvard Business School	E. Paliza
March 8	Cybersecurity and IT Governance	ICD	A. Laberge
March 14-17	Safety Summit	Management	D. Chynoweth J. Estey S. Hoffman
March 30	Canadian Landscape for Business and Global Perspectives	KPMG	A. Laberge
April 7	Taking the Long Term View Around the Board Table	ICD/Osler, Hoskin & Harcourt LLP	A. Laberge D. Chynoweth
April 7	Are Canadian Directors Ready for a Corporate Crisis	Deloitte	A. Laberge D. Chynoweth
April 13	The Board's Role in Innovation	ICD	A. Laberge
April 13	Challenging Issues for Not-For-Profit Boards	ICD	D. Chynoweth
April 26	Board's Oversight of Strategy	Canadian Directors Network	A. Laberge
April 29 – May 1	Latin Corporate Directors Summit	Hispanic Association for Corporate Responsibility and Latin Corporate Directors Association	C. Madere
June 2	ICD National Conference	ICD	C. Burley D. Chynoweth J. Estey G. Grandey
June 3	The Value of Diversity	The Catalyst	G. Grandey
June 14	Social Media: The Business Reality for Boards	ICD	A. Laberge
June 14-15	Bank Risk Oversight & Insight	Global Risk Institute, Rotman School of Business	A. Regent

Date	Topic	Presented/ Hosted By	Attended By
October 16	Environmental Disruption and Climate Related Financial Disclosures	NACD	C. Madere
October 19	Board Chairmanship/ Evaluations	ICD	D. Chynoweth
October 20	Reforming Culture & Behaviour in the Financial Services Industry	Federal Reserve Bank of New York	A. Regent
November 10	"Black Swan" Events	ICD	D. Chynoweth
November 18	Major Challenges in Today's Boardrooms	Stanford University and Rotman School of Business	A. Laberge
November 28	Enterprise Risk Oversight for Directors	ICD	G. Grandey
December 5-6	Advanced Director Professionalism	NACD	C. Madere
December 8	Compensation — Performance Metrics and Tools for new Economic Reality	ICD	D. Chynoweth
December 15	The Impact of the 2016 Election Outcome on the Boardroom	NACD	C. Madere

Stakeholder Outreach

Communicating and collaborating with stakeholders to cultivate a mutually beneficial relationship is a Core Value of PotashCorp. The Board encourages stakeholders to engage with appropriate company representatives on relevant matters and actively monitors stakeholder feedback.

The Corporation carries out its shareholder outreach program through a variety of vehicles. For example, it utilizes its website, including the live streaming of the Annual Meeting of Shareholders and an annual investor survey, and in 2016 continued its outreach program of investor conferences and meetings. Listening carefully to the views of shareholders and others is crucial in understanding investors' concerns and sentiment. In addition to the foregoing, investors are provided the ongoing opportunity to contact the Investor Relations department by letter, email or phone.

Further, in 2016, the Corporation continued to use social media channels to engage with a broader group of stakeholders on topics including general corporate information, recruitment and career opportunities at PotashCorp and local Saskatchewan project and community investment news.

As part of its long-established process for engagement beyond the annual meeting, the Board invites shareholders and stakeholders to communicate with its members, including the Board Chair or non-management directors specifically, by directing communications by email to directors@potashcorp.com or by mail to:

PotashCorp Board of Directors
c/o Corporate Secretary
Suite 500, 122-1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

Matters relating to the Corporation's accounting, internal accounting controls or auditing matters are referred to the Audit Committee. Other matters are referred to the Board Chair. Additionally, to facilitate communications between the Corporation's shareholders and the Board, it is a PotashCorp policy that both directors standing for re-election and new director nominees are expected to attend the Meeting. In 2016, all such directors and nominees were in attendance.

External Recognition

Our governance practices continue to be recognized by external third parties. Our governance practices have ranked within the top ten Canadian companies in the Globe and Mail's annual Board Games 9 times over the past 10 years and are regularly ranked as outperforming our peers by the Dow Jones Sustainability Index and the FTSE4Good Index. In addition, our practices are often cited by the Canadian Coalition for Good Governance in their annual Best Practices for Proxy Circular Disclosure publication, including most recently for our succession, director nomination and board diversity disclosures and practices.

Conclusion

PotashCorp is dedicated to the pursuit of the best governance practices and ensuring optimal board membership and performance through our nomination and Board renewal processes. We also remain committed to ongoing director education and to ensuring the Corporation constructively engages with our shareholders and other stakeholders. In this regard, we welcome our stakeholders' feedback on our governance practices and performance.

By the CG&N Committee:

Gerald W. Grandey (Chair)
Christopher M. Burley
John W. Estey
Alice D. Laberge
Keith G. Martell

February 20, 2017

REPORT OF THE SH&E COMMITTEE

At PotashCorp, safety, health and environmental stewardship are of paramount importance. Simply stated, one of the Corporation's Core Values is the relentless pursuit of the safety and health of our people and minimizing our environmental impacts. The Corporation has a standing Safety, Health & Environment Committee. The SH&E Committee Charter is available on the Corporation's website at www.potashcorp.com.

The SH&E Committee regularly reviews policies, management systems and performance with respect to safety, health, environment and security matters affecting the Corporation, its employees, contractors and the communities in which it operates. We strive to create a culture in which safety, health, the environment and security become part of every decision we make and every activity we undertake.


S. Hoffman, Chair


D. Chynoweth


C. Madere


J. McCaig


E. Viyella de Paliza


Z. Yujnovich

LETTER FROM AND REPORT OF THE SAFETY, HEALTH & ENVIRONMENT COMMITTEE

To Our Fellow Shareholders:

One of the Corporation's Core Values is our overriding concern for the safety of people and the protection of the environment. The Board, through the SH&E Committee, is committed to continuous improvement of the Corporation's safety, health and environmental processes at our facilities (including a commitment to reduce waste, emissions and discharges from our operations). We are also continually strengthening safety and environmental processes in all of our contractor relationships to improve SH&E performance. In addition, we continue to promote the safe transport and responsible downstream use of our products.

Role and Responsibilities of the SH&E Committee

The SH&E Committee has oversight responsibility for the safety, health, environmental and security performance of the Corporation. The committee also monitors compliance with applicable internal policies, legislation and regulations. As part of its general oversight responsibility, the committee has the following duties:

- review and approve the Corporation's short and long term objectives and performance targets, and the Corporation's strategies to achieve those goals;

- receive and review written and oral reports from management regarding compliance with the Corporation's policies and with applicable regulatory requirements;

- review with management, safety, health, environmental and security emergency response planning procedures;

- review existing and proposed regulatory requirements in each of the jurisdictions in which the Corporation has operations and assess their legal and operational consequences; and

- in the event of a significant safety, health, environmental or security incident, receive and review reports from management detailing the incident and describing remedial actions taken.

2016 in Review

In 2016, the SH&E Committee met 4 times.

Safety

We are actively pursuing approaches to enhance existing safety systems and implement industry and company best practices to improve safety. A cornerstone of our safety program and one of our four key safety priorities is safety leadership. We recognize that our front line supervisors have the greatest influence on what happens at our sites and our safety program vision is to enable and empower each and every front line supervisor to become an expert in safety engagement. We are proud that this program won the "Queen's University Industrial Relation Center Professional Development Award" at the 2016 Canadian HR Awards.

> Our overriding concern is the safety of people and the environment

In 2016, we introduced an enhanced serious injury and fatality (SIF) prevention program, which focuses on both proactive and reactive processes and reinforces SIF protection thinking in all that we do. We also set safety and health targets, which are described in detail on page 44 of our 2016 Annual Integrated Report, including an assessment of our performance against those targets.

For 2017, we have updated our safety targets which now include: (i) achieving zero annual life altering injuries at our sites, (ii) reducing our total site recordable injury rate to 0.75 (or lower) and lost time injury rate to 0.07 (or lower) per 200,000 hours worked, and (iii) by 2018, becoming one of the safest resource companies in the world by achieving recordable injury and lost-time rates in the lowest quartile of a best-in-class peer group. Specific targets and initiatives are in place and all sites began to execute toward identified areas of opportunity.

Health

In November of 2015 we approved a strategy designed to create alignment with the National Institute for Occupational Safety and Health ("NIOSH") Total Worker Health Program™ by 2020 (the "Five Year Health Action Plan"). Foundational to the new strategy is the standardization and integration of health and wellness initiatives throughout the Corporation in order to maximize the health and wellness of all employees. The complete integration of our traditional occupational health program with site and nutrient specific wellness objectives further facilitates the strategic allocation of resources to those initiatives that truly protect worker health and promote the adoption of healthy lifestyles.

In 2016, we undertook an initiative to enhance our corporate health and wellness program, which included (i) a review of all operating sites' health and wellness best practices for inclusion in our corporate programs; (ii) establishing a corporate steering committee; and (iii) increasing education and promotion through our new health and wellness website.

Environmental

The strategy we adopted in November 2015 aims to continuously reduce our environmental impact and enhance stakeholder trust. At the core of the strategy is implementing an improved environmental management framework. We refer to this framework as a "Plan, Do, Check, and Adjust" model designed for continuous improvement.

For 2016, we established environmental targets that included accomplishing the following by 2018: (i) reducing greenhouse gas (GHG) emissions per tonne of nitrogen product by 5% from 2014 levels; (ii) reducing environmental incidents by 40% from 2014 levels; and (iii) reducing water consumption per tonne of phosphate product by 10% from 2014 levels.

We have lowered GHG emissions per tonne of nitrogen product by 13% compared to the 2014 levels. In 2016, we had 18 environmental incidents, a 25% decrease from 2014 levels. Our water consumption increased by 23% compared to 2014 levels, mainly as a result of a drought at our White Springs facility, which recycles rainwater for use in operations.

For more information on our value model, targets and our scorecard please see pages 31 and 44 through 47 of our 2016 Annual Integrated Report.

By the SH&E Committee:

C. Steven Hoffman (Chair)
Donald G. Chynoweth
Consuelo E. Madere
Jeffrey J. McCaig
Elena Viyella de Paliza
Zoë A. Yujnovich

February 20, 2017

HUMAN RESOURCES AND COMPENSATION

Human resources initiatives and director and executive compensation are focal points for investors and important responsibilities of PotashCorp. Our overarching goal in setting executive compensation is to link executive pay with PotashCorp performance. PotashCorp also believes that transparent and concise disclosure of all facets of our approach to human resources matters and our director and executive compensation philosophy and program greatly enhances understanding for our shareholders and benefits our compensation program as a whole.

To help shareholders understand our approach to human resources matters and director and executive compensation, we discuss the highlights of the philosophy and program in the following "Letter from and Report of the Human Resources and Compensation Committee". A more detailed discussion is contained under "About the Board — Director Compensation", "— Compensation Discussion and Analysis" ("CD&A") and "— Executive Compensation" beginning on pages 18, 42 and 61, respectively. We encourage you to read the accompanying letter, the director compensation disclosure, the CD&A and the executive compensation disclosure, and we welcome your feedback on our compensation program and disclosure.

The Human Resources and Compensation Committee is referred to as "we", "our", "us" and the "Committee" throughout the "Letter from and Report of the Human Resources and Compensation Committee", and as the "Committee" throughout the rest of this "Compensation" section. The Committee consists of the six directors set out below, each of whom the Board determined has the knowledge, independence and experience to perform their responsibilities. The members below, except for Mr. Regent and Ms. Yujnovich, were members of the Committee at all relevant times for determining 2016 compensation. Mr. Regent became a member of the Committee following the 2016 Annual Meeting and has been a member since May 11, 2016, and Ms. Yujnovich became a member of the Committee on January 25, 2017.








| K. Martell, Chair | G. Grandey | S. Hoffman | J. McCaig | A. Regent | Z. Yujnovich |

LETTER FROM AND REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

To Our Fellow Shareholders:

Our Roles and Responsibilities

Together with the Board, we are committed to getting PotashCorp's approach to human resources matters and compensation right, both for PotashCorp shareholders and for PotashCorp's long-term success. One of the primary purposes of the Committee is to carry out the Board's overall responsibility for executive and director compensation. Specifically, under the Committee's charter, we:

• are responsible for all compensation issues relating to our directors and executive officers;

• provide oversight of the talent development and succession planning process;

• have a broad role in overseeing PotashCorp's human capital strategy, including compensation and benefits; and

• oversee and regularly review PotashCorp's diversity and inclusion initiatives.

The Committee's charter is available on PotashCorp's website at www.potashcorp.com. The Committee held 5 meetings in 2016 and met in executive session without management present at each of these meetings.

For further information on the process, information flow and inputs used in determining the compensation of our CEO, our Chief Financial Officer, each of our other three most highly compensated executive officers employed at the end of 2016 and

G. David Delaney and Paul Dekok, each of whom retired from the Corporation on January 31, 2016 (collectively, the "Named Executive Officers" or "NEOs") for services rendered to us and our subsidiaries, see Appendix C to this Management Proxy Circular.

Committee Member Independence

The Board has affirmed the CG&N Committee's determination that each director who served as a member of the Committee during the year ended December 31, 2016 was independent according to the Board's independence standards as set out in the PotashCorp Governance Principles, the applicable rules under Canadian securities laws, the applicable SEC rules and the NYSE corporate governance rules. For additional information regarding director independence, see "About the Board — Director Independence and Other Relationships" on page 14.

Independent Advice

In designing and implementing PotashCorp's executive compensation philosophy, policies and program, we benefit from the input and recommendations of an independent compensation consultant. Since 2005, we have annually engaged Willis Towers Watson as our compensation consultant. Willis Towers Watson reports to our Committee Chair, Mr. Martell, and provides input to us on the philosophy, design and competitiveness of our executive and director compensation programs.

In 2016, we reviewed Willis Towers Watson's independence and concluded that Willis Towers Watson had no conflicts of interest, and provided us with objective and independent executive compensation advisory services. For additional information about the role of our compensation consultant and its independence, see "Compensation Discussion and Analysis — Decision-Making Process — Compensation Consultant" on page 45.

EXECUTIVE COMPENSATION

Philosophy and Implementation

We strive to make our compensation philosophy simple and clear, so as to be easily communicated to and understood by all of our employees, including executive officers, our shareholders and our other stakeholders.

We believe that the most effective compensation program is one that (1) aligns the interests of employees and shareholders by rewarding the achievement of specific annual and long-term financial and other strategic goals, set and designed to increase shareholder value; and (2) is competitive within the marketplace.

Specifically, our compensation philosophy for employees, including executive officers, is designed and implemented to:

- motivate PotashCorp employees' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

- reward performance in line with PotashCorp's strategic priorities and shareholder experience, with Board or Committee discretion and flexibility to adjust awards — up or down — to address unique circumstances, supported by well-disclosed rationale;

- support the appropriate level of risk-taking that balances short- and long-term objectives;

- provide an appropriate and affordable level of value sharing between PotashCorp shareholders and employees;

- attract, develop, engage and retain quality employees; and

- create an "ownership mentality" in the PotashCorp management team.

As applied to our executive compensation, the Committee believes that this philosophy aligns with the Canadian Coalition for Good Governance Principles of Executive Compensation.

Guided by this philosophy, at the end of 2015 we completed an extensive review and redesign of the Company's short-, medium- and long-term incentive compensation programs, which was implemented in 2016 and is described throughout the CD&A following this Letter. The Committee believes that periodic reviews such as this are an important part of maintaining a compensation strategy that is competitive, engaging, cost-effective and aligned with the Company's strategy.

Compensation Program

Our executive compensation program components, described below, have different time horizons, and we seek to identify and implement components that are generally complementary in metrics or objectives. There are five primary, complementary components of our executive compensation program:

1. base salary
2. short-term incentives under our Short-Term Incentive Plan ("STIP")
3. medium-term incentives in the form of performance share units ("PSUs") and long-term incentives in the form of stock options both issued under our 2016 Long-Term Incentive Plan (the "LTIP")

   at-risk compensation

4. retirement benefits
5. severance benefits

The following graphs summarize the components of our 2016 executive compensation program for those NEOs employed by PotashCorp at the end of 2016.

Chief Executive Officer Compensation



14% Base Salary

14% Target Bonus[1]

72% Long-Term Incentive[1]

86% Total At-Risk Compensation[1]

(1) At target payout level.

Other Named Executive Officer Compensation*



26% Base Salary

16% Target Bonus[1]

58% Long-Term Incentive[1]

74% Total At-Risk Compensation[1]

(1) At target payout level.
*Excludes each of Mr. Delaney and Mr. Dekok.

For information on the actual payments made under these components, see "Compensation Discussion and Analysis — At-Risk Compensation" and "Compensation Discussion and Analysis — Chief Executive Officer Compensation" beginning on pages 51 and 57, respectively.

Alignment of Executive Pay with Long-Term Shareholder Interests and PotashCorp's Strategic Priorities

We understand that long-term shareholder interests are inextricably tied to PotashCorp's performance. We believe that executive compensation should align PotashCorp's executives' actions with the long-term interests of PotashCorp's shareholders. In this regard, we believe it is appropriate to tie executive compensation to PotashCorp's performance and the achievement of its strategic priorities.

To that end, the majority of our executive compensation opportunity is at-risk, based on individual performance targets and company performance targets, designed to pay in proportion to PotashCorp's performance and subject to maximum payouts. For example, in 2016, Mr. Tilk's at-risk compensation was targeted at 86% of his total compensation and the at-risk compensation of each of our other NEOs (other than Mr. Delaney and Mr. Dekok, both of whom retired from the Company on January 31, 2016) was targeted at 74% of such NEO's total compensation.

Furthermore, we set performance targets that we believe will appropriately incentivize our executives to help PotashCorp achieve its strategic priorities, and tie their compensation to performance in those areas. We measure our performance against these strategic priorities as discussed below and in more detail in the CD&A following this Letter.

For 2016, PotashCorp considered the following strategic priorities in connection with the design of its executive compensation program:

1: Safety, Health & Environmental Excellence.

- We relentlessly pursue the safety and health of our people and the environment, and our compensation program underscores these priorities. For individuals at our plant locations, one-half of the annual STIP payout is tied to on performance in relation to local metrics, including safety, health & environment ("SH&E") performance. As a result, plant employees are strongly motivated to achieve the local SH&E goals to earn target or higher STIP payments. SH&E performance is also an important metric in our STIP awards made to all corporate office employees, including our NEOs. Specifically, for corporate office employees, 10 percent of the annual STIP payout is tied to PotashCorp's overall SH&E performance, motivating PotashCorp employees at all levels toward SH&E awareness and superior performance in these areas.

2: Portfolio & Return Optimization.

- We aim to maximize returns for our assets and explore other value creation opportunities. Executive compensation is aligned with this priority through our at-risk compensation plans, which include short-, medium- and long-term cycles based on metrics that include total shareholder return ("TSR"), share appreciation, Adjusted EBITDA and CFROI-WACC (each as defined herein) and similar measures.

3: Operational Excellence.

- We align our executive compensation with our strategic priority of improving our competitive position through reliability, productivity and flexibility by basing our STIP on Board-approved annual goals relating to SH&E performance, communication with stakeholders, good governance, sales, productivity, efficiency, employee development and profitability. Achieving

target or higher STIP payments requires those goals to be met or exceeded, which in turn requires cost savings, more effective procurement and higher product reliability rates.

4: Customer & Market Development.

- We work to encourage product demand and support customer growth across each of our business segments by outperforming our competitors in quality, reliability and service, and through education initiatives and supply chain enhancements. The Committee believes that the changes to our executive compensation program that became effective in 2016 will improve the program's market-competitive position and better focus the program on sustained performance and meeting the needs of customers and other stakeholders throughout the year, resulting in value-creation over the long-term.

5: Stakeholder Communications & Engagement.

- We prioritize earning the trust of our stakeholders through strong communications and engagement. PotashCorp actively encourages all employees to participate in philanthropic programs in their communities, and PotashCorp offers significant gift-matching opportunities to its employees and directors. To enable meaningful investments in our communities, it is important to sustain earnings and provide opportunities for meaningful compensation on a consistent basis.

6: People Development.

- We strive to attract, develop and retain engaged employees. Our executive compensation program is aligned with this strategic priority, as our target executive compensation is designed to be competitive within our industry, and executives are provided opportunities for professional development and promotion. Our executives are motivated to achieve strong results through opportunities to earn above target compensation based on company and individual performance. Further, in 2016 we designed and implemented a new global performance management process that ensures all designated employees, including executive officers, have an individualized performance and development plan.

7: Good Governance.

- We foster a culture of accountability, fairness and transparency. That culture is reflected in our approach to executive compensation through the cultivation of an ownership mentality in our management team, and evidenced by consistently supportive shareholder approvals on annual Say-on-Pay votes. We have Share ownership requirements for our executive management, at-risk incentive plans, policies on recoupment of compensation and a prohibition on hedging transactions by executive officers, each of which we believe aligns the interests of our management with our shareholders and improves personal and organizational accountability.

Measuring Pay for Performance

We believe that it is important to regularly measure how successful we have been in aligning executive pay with performance. We regularly test the outcomes of our compensation program to measure its reasonableness and our success in aligning pay with performance. The tests apply to all elements of compensation, including retirement benefits and perquisites.

In 2016, as it has in each year since 2007 at the request of the Committee, Willis Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance, as discussed in more detail under "Compensation Discussion and Analysis — Compensation Overview — Performance Measurement" on page 43.

The results of the study conducted by Willis Towers Watson are shown as follows:

Historical 3-Yr Realizable Pay vs. 3-Yr Composite Performance


High
Pay
75th
50th
25th
Low
Perf.
Low
Pay
ALIGNMENT
2011 - 2013
Analysis
2012 - 2014
Analysis
2013 - 2015
Analysis
High
Perf.
25th
50th
75th
3-Yr Composite Performance (percentile of peer group)

Overall, the Committee believes that there is an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance. As described below, the changes to the compensation program for 2016 were designed to further align executive pay with PotashCorp's performance. For information on the changes made to the compensation program for 2016, see "Compensation Discussion and Analysis — Compensation Overview" on page 42.

Value Sharing and Affordability

We believe that our executive compensation program should provide an appropriate level of value sharing between PotashCorp executives and shareholders, with payouts to executives in proportion to PotashCorp's TSR, Adjusted EBITDA and CFROI-WACC, as applicable. In addition, we believe it is important that compensation be affordable to PotashCorp. To measure

affordability, Willis Towers Watson measures the Realizable Pay (as defined herein) earned by our NEOs as a percentage of PotashCorp's net income. This percentage over the three years ended December 31, 2015, the most recent period for which information is available, was the lowest among PotashCorp's Comparator Group (as defined herein) at just 0.4%.

We believe our executive compensation program is affordable and reasonable, with metrics, targets and maximum payout opportunities that are designed for affordability and reasonableness in absolute terms and relative to the programs of the companies in PotashCorp's Comparator Group.

Encouraging Ownership Mentality

To further align the interests of our executive officers with those of PotashCorp's shareholders, each executive is required to meet and maintain an applicable Share ownership minimum. Stock options and unvested PSUs under the LTIP and POPs, as defined below, are not included in the definition of Share ownership for purposes of the requirements. Currently, all Named Executive Officers who are employees of the Corporation satisfy the applicable minimum Share ownership requirements.

Our at-risk incentive plans further this ownership mentality. For example, the value realized with respect to our stock options is based on our Share price performance. Stock options under the Performance Option Plans (the "POPs"), PotashCorp's historical share-settled performance option plans, and the LTIP continue to vest in accordance with their original vesting schedule in the event of retirement, continuing a retiree's economic interest in the Company. In addition, certain awards under the LTIP are designed to provide plan participants the opportunity to earn meaningful compensation dependent upon the medium- and long-term financial performance of the Company. PSU awards under the LTIP have multi-year performance and vesting conditions, and have values tied to the value of Shares.

MANAGING COMPENSATION RISK

Risk management begins with an active Board and management team engaged in analyzing the many risks PotashCorp faces and working with PotashCorp leaders to manage those risks. We believe the design, structure and implementation of our executive compensation program should not encourage executives to take unapproved or inappropriate risks or engage in other improper behavior. We also believe that, among other factors, the following elements of our compensation program, described in greater detail in the CD&A, help to discourage inappropriate risk-taking:

- an appropriate mix of each of the primary, complementary compensation components;

- a significant percentage of compensation in the form of medium- and long-term awards subject to performance and time thresholds that must be achieved before certain awards vest;

- goals that reflect a balanced mix of quantitative and qualitative performance measures, including SH&E metrics;

- caps on compensation payments, even in the case of extraordinary performance;

- detrimental activity clawback provisions in certain of our incentive plans;

- the PotashCorp Policy on Recoupment of Unearned Compensation;

- Share ownership requirements;

- a tail period of continued vesting of stock options under the LTIP for up to three additional years upon retirement;

- an annual advisory "Say on Pay" vote by our shareholders;

- a review of, and approval by PotashCorp shareholders, of the LTIP in 2016;

- a prohibition on executive officers, directors and certain other PotashCorp employees entering into hedging transactions involving Shares (including stock options and other stock awards);

- a general prohibition on executive officers and directors pledging Shares; and

- periodic evaluation and testing by the Committee of variable compensation plan metrics.

See "Compensation Overview — Managing Compensation Risk" on page 43.

In 2016, Willis Towers Watson analyzed our compensation program from a risk management perspective. As part of its risk assessment, Willis Towers Watson considered the elements discussed above, such as our Policy on Recoupment of Unearned Compensation, our Share ownership requirements and the significant percentage of compensation provided in the form of medium- and long-term awards, all of which help to align compensation with appropriate risk-taking. The Committee agreed with the conclusions of Willis Towers Watson and determined that PotashCorp's compensation program does not create risks that are reasonably likely to have a material adverse effect on PotashCorp. For additional information regarding PotashCorp's overall risk management, see "Integrated Approach to Strategy and Risk" beginning on page 28 and "Risk" beginning on page 48 of PotashCorp's 2016 Annual Integrated Report.

CEO PERFORMANCE AND PAY

One of our important annual responsibilities is the assessment of our CEO's performance and the setting of his compensation.

In January 2016, based on a consideration of then-current market conditions, the Committee recommended, and the independent members of the Board approved, no adjustments for 2016 in Mr. Tilk's base salary of Cdn$1,035,000. The Committee also recommended, based on a detailed assessment of Mr. Tilk's peformance in 2015 relative to his goals, a target 2016 STIP award for Mr. Tilk equal to 100% of his base salary. This recommandation was approved by the independent members of the Board.

In January 2017, based on that assessment and the consideration of current market conditions, the Committee recommended, and the independent members of the Board approved, an adjustment of Mr. Tilk's base salary to Cdn$1,200,600 for 2017. The Committee also recommended, and the independent members of the Board approved, a target 2017 STIP award for Mr. Tilk equal to 130% of his base salary. The adjustments to Mr. Tilk's base salary and target 2017 STIP award were made to better align Mr. Tilk's total target direct compensation with market competitors.

SUCCESSION PLANNING

One of the major responsibilities of the Committee is to oversee PotashCorp's management succession planning. Each year, we review our progress, examine any gaps in succession plans and discuss ways to improve succession planning. At least once each year, we meet with our CEO to discuss succession plans for our senior executive officers. In addition, the Board regularly interacts with PotashCorp's senior management and management team. As a result of this active succession planning process, in 2016, approximately 83% of senior staff openings were filled by qualified internal candidates who were trained and developed for the promotions they received.

DIRECTOR COMPENSATION

The Board's compensation was not increased in 2016. The annual retainer for 2016 remained at $200,000 for outside directors and $400,000 for the Board Chair. The total compensation for outside directors in 2016 was at the median of the Comparative Compensation Information, as defined in "Compensation Discussion and Analysis — Decision-Making Process — Comparative Compensation Information" on page 45. Much like our executive officers, directors must reach and maintain certain minimum Share ownership levels, resulting in each of PotashCorp's directors being required to hold a significant at-risk investment. For additional information on director compensation, see "About the Board — Director Compensation" beginning on page 18.

SHAREHOLDER ENGAGEMENT

The Committee greatly values and carefully considers shareholder feedback on our executive compensation program. Historically, shareholder input has been sought and used in the design of our long-term incentive plans. In 2016, consistent with common practice among Canadian and U.S. issuers, we sought approval of 21,000,000 Shares available for issuance under the LTIP that we believe will support our medium- and long-term equity awards for a period of approximately four years from the date of such approval. At the 2016 Annual Meeting, the resolution to approve the LTIP received shareholder support with approximately 80.5% affirmative votes. As discussed in more detail under "Adoption of the LTIP" and "Compensation Discussion and Analysis — At-Risk Compensation — Medium- and Long-Term Incentives," the LTIP sets clear limitations on the types of awards that may be granted and the number of Shares issuable with respect to such awards, while allowing flexibility to make two different types of awards over a broader time frame: stock options and PSUs. Following shareholder approval of the LTIP in 2016, 21,000,000 Shares were available for issuance, of which 16,960,620 Shares remained available for issuance as of December 31, 2016. The Committee believes that the flexibility afforded by the approval of the LTIP provides the Company with a greater ability to attract, develop, engage and retain employees to achieve the Company's long-term goals.

In addition, since 2010, building on PotashCorp's status as one of the first companies in North America to adopt an advisory "Say on Pay" vote, we have worked to improve shareholder outreach, including implementing new features on our website, such as the live streaming of PotashCorp's Annual Meeting of Shareholders and a shareholder survey that helps users understand the key elements of our executive compensation program as well as provide feedback on its perceived effectiveness. In 2016, PotashCorp's "Say on Pay" resolution received significant shareholder support, with approximately 92.5% of shares voted being voted in favor of the resolution.

HIGHLIGHTS OF RECENT EXECUTIVE COMPENSATION UPDATES

Recently, we have taken the following actions, among others, which we believe will further enhance our ability to attract, develop, engage and retain effective leaders and promote shareholder value:

- In 2015, the Committee completed an extensive review of the Corporation's short, medium and long-term incentive compensation programs which resulted in, among other things, a redesigned STIP and the adoption of the LTIP. For 2016, the STIP was redesigned to better align our short-term incentives with individual performance. We expanded our training and introduced an aligned performance management system to support implementation of the revised STIP across the company.

In addition, the LTIP replaced the Medium-Term Incentive Plan (the "MTIP"), PotashCorp's historical cash-settled medium-term incentive plan, and the annual POP. The Committee believes that these changes to PotashCorp's executive compensation program will maintain the program's market-competitive position and will better focus the program on sustained performance, the cultivation of an ownership mentality in our management team and value-creation over the long-term. Furthermore, this new compensation program design supports a balanced approach to risk management. The Board, on the recommendation of the Committee, unanimously approved the new STIP and LTIP, and shareholders approved the LTIP at the 2016 Annual Meeting. For more information regarding the redesigned STIP and the LTIP, see the CD&A following this Letter.

• In 2016, we updated our executive Share ownership policy, as described in more detail in "Compensation Discussion & Analysis — Executive Share Ownership Requirements" on page 44.

• In November 2016 in order to maintain a stable work environment in connection with the Proposed Transaction, we entered into "double-trigger" change-in-control agreements with certain of our Named Executive Officers, namely Messrs. Dowdle, Podwika and Sully, which provide for compensation in the event of a termination of employment by PotashCorp without cause or by the executive for good reason within 24 months following a change-in-control. For purposes of these change-in-control agreements, the consummation of the Proposed Transaction would constitute a change-in-control, but compensation would only become payable in the event of a qualifying termination of, or other cessation of employment by, the affected executive. For more information regarding these change in control agreements, see the CD&A following this Letter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2016, none of the members of the Committee served, or has at any time served, as an officer or employee of PotashCorp or any of its subsidiaries. In addition, none of PotashCorp's executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the Board or the Committee. Accordingly, the Committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

Furthermore, no two directors serve together on both the PotashCorp Board and any other for-profit company board or any committee thereof.

REPORT OF THE COMMITTEE

We have reviewed and discussed the CD&A with management and, based on this review and discussion, recommend that the CD&A be included in this Management Proxy Circular and in the Form 10-K.

CONCLUSION

We are committed to PotashCorp's success and believe that our executive compensation philosophy and program supports PotashCorp business strategies and promotes superior shareholder value. Through this program, we have been able to attract, develop, engage and retain successful executive officers.

We believe that periodic reviews are an important part of maintaining a compensation philosophy and structure that is current, competitive, engaging, cost-effective and aligned with the Company's corporate strategy. As described above, beginning in 2016, we made a number of changes to our compensation program. We are satisfied with this review and the changes we have made to our program.

We hope that this summary of our philosophy and approach to executive compensation has helped you see why we believe our program is right for PotashCorp shareholders and for PotashCorp's long-term success. We encourage you to read the CD&A, which follows this Letter, for additional details on our executive compensation program. As always, we invite you to provide any input you may have regarding our executive compensation philosophy and program through our shareholder outreach program discussed above.

By the Human Resources and Compensation Committee:

Keith G. Martell (Chair)
Gerald W. Grandey
C. Steven Hoffman
Jeffrey J. McCaig
Aaron W. Regent
Zoë A. Yujnovich**

February 20, 2017

* Ms. Yujnovich joined the Committee on January 25, 2017.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A discusses the structure, principles, policies and elements of our executive compensation program, as well as the process related to and individuals involved in executive compensation decisions. Additional information about the compensation paid or payable to our NEOs is also included.

A table of contents for the CD&A is set forth below:

COMPENSATION OVERVIEW

Our Philosophy

The philosophy and structure of our executive compensation program are also discussed in the immediately preceding "Letter from and Report of the Human Resources and Compensation Committee" beginning on page 35.

Specifically, our compensation philosophy for our employees, including executive officers, is designed and implemented to:

- motivate PotashCorp employees' actions to be aligned with the long-term interests of PotashCorp shareholders and other stakeholders;

- reward performance in line with PotashCorp's strategic priorities and shareholder experience, with Board or Committee discretion and flexibility to adjust awards — up or down — to address unique circumstances, supported by well-disclosed rationale;

- support the appropriate level of risk-taking that balances short- and long-term objectives;

- provide an appropriate and affordable level of value sharing between PotashCorp shareholders and employees;

- attract, develop, engage and retain quality employees; and

- create an "ownership mentality" in the PotashCorp management team.

Compensation Guiding Principles

Translating our compensation philosophy into practice, the following principles guide the implementation of our executive compensation program:

- emphasize performance-based compensation with an appropriate balance between corporate and individual performance measured over the short-, medium- and long-term;

- determine competitive and median levels of compensation as a market check with the assistance of an independent compensation consultant (for details on the role of this compensation consultant, see "Decision-Making Process — Compensation Consultant" and "Decision-Making Process — Comparative Compensation Information" on page 45);

- consider the median of comparable companies when establishing the level of total direct compensation (salary plus target short-term incentive compensation and target long-term incentive compensation);

- provide the opportunity to earn above-median compensation through medium and long- term incentive awards in alignment with above-median performance relative to comparable companies, and below-median compensation in alignment with below-median performance;

- adopt appropriate financial and operating metrics and consider performance on an absolute basis and relative to comparable companies;

- establish the overall value of retirement and healthcare benefits at a level that is market-competitive; and

- provide transparent programs that are well communicated and understood.

These principles were considered in connection with the implementation in 2016 of our redesigned executive compensation program. Detailed information about the compensation paid to our Named Executive Officers can be found in the Summary Compensation Table and the related compensation tables beginning on page 63.

Managing Compensation Risk

We believe that the design, structure and implementation of our executive compensation program should not encourage executives to take unapproved or inappropriate risks or engage in other improper behavior.

To accomplish these goals, we believe that it is appropriate for a majority of compensation opportunity to be at-risk based on individual performance targets and company performance targets, designed to pay in proportion to PotashCorp's performance. Our executive compensation program components, described below, have different time horizons, and components are generally complementary. To discourage inappropriate risk taking, we design our at-risk compensation programs with a diverse set of metrics related to multiple aspects of PotashCorp performance that includes limits on the maximum amounts payable thereunder, even in the event of extraordinary performance in any period, and maintain a recoupment policy applicable to incentive compensation as well as incentive plans that contain detrimental activity clawback provisions. We also have Share ownership requirements that apply to our Named Executive Officers.

For a discussion of the assessment of the risks associated with our compensation policies and programs and the measures taken to mitigate inappropriate risk-taking, see the discussion under "Letter from and Report of the Human Resources and Compensation Committee — Managing Compensation Risk" on page 39.

Performance Measurement

Pay-for-performance starts with plan design. Even though the individual components of our pay programs are designed to align pay with performance, we believe that it is important to regularly measure how successful we have been in achieving this objective. The Committee believes that historically there has been, and currently is, an appropriate alignment between our Named Executive Officers' compensation and PotashCorp's performance.

In 2016, as it has in each year since 2007 at the request of the Committee, Willis Towers Watson conducted a study of the relationship of our Named Executive Officers' pay to PotashCorp's performance. For purposes of the study, "Realizable Pay" included: base salary; the payout value or, if not yet paid, the year-end (2015) value of incentive awards granted during the three-year measurement period; and the aggregate annual change in the value of stock options granted during the measurement period. PotashCorp measures company performance as the composite of TSR growth, earnings per Share growth and cash flow per Share growth during the measurement period. PotashCorp then compares its Realizable Pay and performance to that of the Company's Comparator Group, measured on the same basis, to determine the percentile rank of each. The performance percentile rank is then compared to the Realizable Pay percentile rank to determine correlation. Our objective is to have the result fall within

an alignment zone that is no more than one standard deviation away from complete alignment of Realizable Pay and PotashCorp's performance.

Consistent with the broader potash industry, PotashCorp's absolute TSR declined during the three-year period ended December 31, 2015. However, due to our relatively favorable financial performance, PotashCorp's composite percentile rank was only slightly below the Comparator Group median. The decrease in TSR, coupled with an executive compensation program that was more heavily weighted towards stock options (which are more sensitive to stock price volatility) than that of the other members of the Comparator Group, resulted in the low Realizable Pay percentile for our Named Executive Officers over the same three-year period.

The changes to the compensation program for 2016, as described in the section entitled "Summary of the Compensation Program in 2016" below, were designed to more closely align such compensation with a more diverse set of metrics related to multiple aspects of PotashCorp's performance.

Policy on Recoupment of Unearned Compensation

The Board has approved and we have adopted the PotashCorp Policy on Recoupment of Unearned Compensation. Under this policy, if the Board learns of misconduct by an executive that contributed to a restatement of PotashCorp's financial statements, the Board can take action it deems necessary to remedy the misconduct. In particular, the Board can require reimbursement of incentive compensation or effect the cancellation of unvested performance option awards under the POP plans and stock options and performance share units under the LTIP with respect to that executive if:

(1) the amount of the compensation was based on achievement of financial results that were subsequently restated;

(2) the executive engaged in misconduct that contributed to the need for the restatement; and

(3) the executive's compensation would have been a lesser amount if the financial results had been properly reported.

In addition, awards historically made under the POPs and awards made under the LTIP are subject to a detrimental activity clawback provision. See "— At-Risk Compensation — Medium- and Long-Term Incentives — Clawback of Awards" on page 56.

The Board continues to monitor the proposed SEC clawback rules and may, if necessary or appropriate, revise the PotashCorp Policy on Recoupment of Unearned Compensation and the POPs' and LTIP's detrimental activity clawback provision.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code (the "Code") limits deductibility of certain compensation up to $1 million for our CEO and the three other executive officers (other than the Chief Financial Officer) who are highest-paid and employed at year-end. If certain conditions are met, performance-based compensation may be excluded from this limitation. Where appropriate, we design our compensation arrangements to potentially provide relief from Section 162(m) of the Code. However, we may decide to grant compensation that will not constitute qualified performance-based compensation for purposes of Section 162(m) of the Code. Moreover, even if we intend, in the case of certain of our U.S. executives, to grant compensation that constitutes qualified performance-based compensation for purposes of Section 162(m) of the Code, we cannot guarantee that it will actually constitute qualified performance-based compensation or ultimately be deductible by us.

Hedging and Pledging Policies

As a general matter, our executive officers are prohibited from entering into hedging transactions involving our Shares (including stock options and other stock awards), pledging our Shares and otherwise shorting our Shares.

Executive Share Ownership Requirements

We strongly support Share ownership by our executives through significant Share ownership requirements that exceed market levels. Any individual promoted or appointed into a position subject to our Share ownership requirements has a five-year period from the date of promotion or appointment within which to meet the Share ownership requirements. The Share ownership requirements can be met through direct or beneficial ownership of Shares, including Shares held through our registered/qualified defined contribution savings plans. Stock options and unvested PSUs are not included in the definition of Share ownership for purposes of the requirements. For purposes of determining compliance, the executive's Shares are valued at the higher of cost or market value.

Named Executive Officers, officers and other specified executives are subject to our Share ownership guidelines for so long as they remain employed by us, and compliance with these Share ownership requirements is reviewed at Committee meetings. If an executive's Share ownership requirement increases due to a significant upward salary adjustment, the executive will have three years to regain compliance, if necessary.

The Share ownership requirements are as follows:

Title	Share Ownership Requirement
Chief Executive Officer	5 times base salary
Chief Financial Officer, Division Presidents and Designated Senior Vice Presidents	3 times base salary
Designated Senior Vice Presidents and Vice Presidents	1 times base salary

As of February 20, 2017, each of our Named Executive Officers are in compliance with their applicable Share ownership requirements. See "Executive Compensation — Executive Share Ownership" on page 68.

Summary of the Compensation Program in 2016

In 2016, after an extensive review of the Company's short-, medium- and long-term incentive compensation programs in 2015, the Committee made the following alterations to the compensation program:

- *Adjustments to PotashCorp's compensation philosophy and guiding principles*. These adjustments reflected (1) a renewed balance between corporate and individual performance, (2) incentives for appropriate risk-taking to avoid excessive risk, (3) a focus on revised performance and operating metrics and (4) improved transparency. These adjustments were implemented through corresponding changes to the STIP and the implementation of the LTIP.

- *Adjustments to the performance measures used in the STIP*. For 2016 NEO STIP awards, 70% of the payout was determined based on adjusted[1] earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), 20% of the payout was determined based on individual performance against specific objectives and 10% of the payout was determined based on performance against SH&E metrics. Prior to 2016, 95% of the payout of PotashCorp's NEO STIP awards was determined using Adjusted Actual Cash Flow Return ("ACFR"), while the remaining 5% represented a safety component.

- *Medium-term incentive awards were incorporated into the LTIP, rather than a stand-alone program.* As a general matter, medium-term incentive awards were incorporated into the LTIP, and PotashCorp does not intend to adopt a stand-alone medium-term incentive plan similar to those used in prior years.

- *Adjustments to PotashCorp's long-term incentives.* The LTIP provides for medium- and long-term incentive awards in the form of PSUs and stock options, respectively, with overlapping cycles and different vesting provisions. The PSUs represent medium-term incentives, with 3-year performance-based cliff vesting (other than with respect to PSUs granted in 2016, as further discussed below), whereas the stock options represent long-term incentives, with 3-year time-based vesting and a 10 year term. The equally-weighted performance metrics used to determine vesting of PSUs are (1) TSR relative to an industry comparator group of companies (the "TSR Comparator Group,"), and (2) CFROI − WACC. Under the LTIP program, 70% of the target value of 2016 NEO awards consisted of stock-settled PSUs and 30% of the target value consisted of stock options. Additional information about the terms of the LTIP can

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[1] Adjustments to EBITDA are made for: (1) non-recurring/unusual items included in operating income; (2) changes in unrealized gains/losses on derivative instruments included in operating income; and (3) accrued incentive awards.

be found under "— At-Risk Compensation — Medium- and Long Term Incentives" on page 54.

In addition to the alterations to the compensation program discussed above, the Committee also made adjustments to our NEO's individual performance goals. While the primary goals remained substantially unchanged from 2015, certain objectives were refocused to reflect our NEO's growth within the organization and tenure to date. Additionally, achievement of the SH&E objective changed from a discretionary adjustment to a mandatory adjustment within the parameters of the STIP.

The Committee believes that these changes to the Company's executive compensation program will result in a compensation strategy that is more competitive, engaging, cost-effective and aligned with the Company's strategy.

The Committee will continue to periodically review the compensation program and make adjustments that it believes are appropriate.

DECISION-MAKING PROCESS

The Board, the Committee and our CEO are involved in compensation decision-making. As shown in Appendix C to this Management Proxy Circular, the Committee considers various inputs in making determinations of executive officer compensation, including advice from its independent compensation consultant and input from our CEO (with respect to the compensation of the Named Executive Officers other than our CEO). Although these inputs are important tools in the Committee's processes, the decisions made are solely those of the Committee and may also reflect other factors and considerations. These determinations are shared with the Board and, with respect to our CEO, are considered a recommendation subject to the approval of the independent members of the Board.

Compensation Consultant

The Committee relies on its independent compensation consultant for input on PotashCorp's executive compensation philosophy and the competitiveness of the design and award values for certain of our executive and director compensation programs. The independent compensation consultant also assists in the evaluation of compensation arrangements associated with certain strategic opportunities. Although this information and these inputs are important tools in the Committee's processes, the decisions made are solely those of the Committee and also reflect other factors and considerations.

Since 2005, the Committee has annually engaged Willis Towers Watson as its independent compensation consultant. Willis Towers Watson reports to the Committee Chair. In its role as executive

compensation consultant, in 2016, Willis Towers Watson attended Committee meetings at which executive compensation matters were discussed.

In accordance with our adherence to the best practice of retaining independent executive compensation consultants, any work other than annually approved executive compensation consulting services performed by Willis Towers Watson must be approved in advance by our Committee Chair, Mr. Martell. The following table sets forth the fees paid to Willis Towers Watson in 2016 and 2015.

	Year ended December 31,	
	2016	2015
Fees attributable to executive and director compensation consulting services[1]	$401,979	$543,019
Fees attributable to other services[2]	$175,000	—

(1) Includes $27,081 and $17,144 for 2016 and 2015, respectively, attributable to compensation consulting services for executives, other than the Named Executive Officers, requested by management and approved by the Committee, including calculation of stock and option award grant date fair value amounts in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), "Compensation — Stock Compensation".

(2) Amounts reflect payments to Willis Towers Watson in 2016 for certain other services, including P&C insurance coverage and loss control engineering and analytics.

In 2016, the Committee reviewed the independence of Willis Towers Watson's advisory role relative to the independence factors adopted by the SEC to guide listed companies in determining the independence of their compensation consultants, legal counsel and other advisers. Following its review, the Committee concluded that Willis Towers Watson had no conflicts of interest, and provides the Committee with objective and independent executive compensation advisory services.

Comparative Compensation Information

In executing its responsibilities related to executive compensation, the Committee uses executive compensation analyses prepared by Willis Towers Watson and other compensation consultants ("Comparative Compensation Information") as a market check. Such analyses typically include information from (1) a group of 18 publicly traded U.S. and Canadian companies, selected on the basis of a number of factors, including similar industry characteristics, revenues and market capitalization (the "Comparator Group"); and (2) additional executive compensation surveys of U.S. and Canadian companies with similar industry and revenue size (the "Additional Surveys"). We periodically review our Comparator Group to ensure that the companies included in the group share similar industry characteristics, revenues and market capitalization.

The 18 companies included in the Comparator Group in 2016 were:

Agrium Inc.	Goldcorp Inc.
Air Products and Chemicals, Inc.	Kinross Gold Corporation
Ashland Inc.	Methanex Corporation
Barrick Gold Corporation	Monsanto Company
Cameco Corporation	The Mosaic Company
Celanese Corporation	Newmont Mining Corporation
CF Industries Holdings, Inc.	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
Ecolab Inc.	Teck Resources Limited

For 2016 compensation, the two Additional Surveys considered were: (1) the WTWDS 2016 Canadian CDB General Industry Executive Compensation Database and (2) the WTWDS 2016 U.S. CDB General Industry Executive Compensation Database. A list of the companies included in each of the Additional Surveys is filed as Exhibit 99(b) to our Form 10-K.

The Committee recognizes that over-reliance on external comparisons can be of concern, and the Committee is mindful of the value and limitations of comparative data. As such, although the Committee includes market data in the overall mix of factors it considers in assessing Named Executive Officer compensation, it does not target specific market levels. Rather, it considers the market median as a general reference point, while considering other factors outlined in this Compensation Discussion and Analysis, including its own subjective determinations with respect to the Company and the Named Executive Officers' performance.

ELEMENTS OF EXECUTIVE COMPENSATION: OVERVIEW

There are five primary, complementary components of our executive compensation program:



At-Risk Compensation
Medium-and Long-Term Incentives (LTIP)
Short-Term Incentives (STIP)
Retirement Benefits
Base Salary
Executive Compensation Package
Severance Benefits

More detail on each element and its purpose within our executive compensation program for 2016 is described in the following tables and associated discussion and analysis.

BASE SALARY	
Eligibility	**Design**
All salaried and non-union hourly employees (Union hourly employees are subject to terms of collective bargaining agreements)	• Cash • The only fixed component of total direct compensation • Typically reviewed annually and adjusted, if appropriate, for salaried employees to reflect individual performance, progression on the job and internal pay equity, referencing the Comparative Compensation Information as a market check

AT- RISK COMPENSATION – SHORT-TERM INCENTIVES			
Form	**Eligibility**	**Performance / Vesting Period**	**Design**
Cash under the Short-Term Incentive Plan (STIP)	All executives and most salaried staff and union and non-union hourly employees	Annual	• Annual cash bonus — one-year performance period • Payout is based on three performance metrics (1) a Board-established Adjusted EBITDA metric; (2) Company SH&E performance targets, for corporate employees, or site-specific goals, for site employees; and (3) for corporate employees and designated site employees in 2016, individual performance • No payout with respect to Adjusted EBITDA metric for achieving less than 50% of the Adjusted EBITDA performance ratio target; maximum payout is capped at two times target regardless of performance results achieved. SH&E performance accounts for 10% of the target STIP award for NEOs. The percentage of the target STIP award that is attributed to EBITDA performance and individual performance varies according to the employee's STIP tier

Form	Eligibility	Performance / Vesting Period	Design
Cash under the Sales Incentive Plan (SIP)	Selected Sales Representatives and Managers (19 individuals as of December 31, 2016)	Annual	• Annual cash bonus — one-year performance period • Payout is based on three performance metrics (1) 60% Adjusted EBITDA metric; (2) 10% Company SH&E performance target; and (3) 30% individual performance based on their individual SIP target • No payout with respect to Adjusted EBITDA metric for achieving less than 50% of the Adjusted EBITDA performance ratio target; maximum payout is capped at two times target regardless of performance results achieved
Cash under the Trinidad Performance Incentive Bonus Plan	All Trinidad permanent hourly employees	Annual	• Targets are per STIP, but limited to a maximum payout of 14% of qualifying annual salary

		AT- RISK COMPENSATION – MEDIUM- AND LONG-TERM INCENTIVES	
Form	**Eligibility**	**Performance / Vesting Period**	**Design**
PSUs under the LTIP	All executives, senior management and other selected managers (312 individuals as of December 31, 2016)	3-year	• Medium-term incentives in the form of PSUs with 3-year performance-based cliff vesting • Performance is based on two equally weighted metrics over a three-year performance period: (1) total shareholder return relative to the TSR Comparator Group, and (2) CFROI-WACC • The 2016 PSU grant consisted of three tranches, with varying performance periods, as discussed in "— At-Risk Compensation — Medium- and Long-Term Incentives" on page 54 • The LTIP was approved by shareholders in 2016
Stock options under the LTIP	All executives, senior management and other selected managers (312 individuals as of December 31, 2016)	3-year vesting with a 10-year term	• Long-term incentives in the form of stock options with 3-year time-based cliff vesting and a 10 year term • Value of stock options, if any, is based on Share price performance • The LTIP was approved by shareholders in 2016

		RETIREMENT BENEFITS	
Form	**Eligibility**	**Performance Period**	**Design**
Cash under the Canadian Pension Plan	All Canadian salaried staff and certain union and non-union hourly employees	Pensionable service period	• Benefits are based on the participant's required contributions (up to 5.5% of eligible base pay) and equivalent matching contributions by PotashCorp
Cash under the New Canadian Supplemental Plan	Selected senior executives eligible on or after July 1, 2014 (9 individuals as of December 31, 2016)	2 year vesting	• Benefits are based on 10% of eligible base pay plus earned STIP bonus, offset by PotashCorp contributions to the Canadian Pension Plan

Form	Eligibility	Performance Period	Design
Cash under the Prior Canadian Supplemental Plan (closed to new hires on June 30, 2014)	Selected senior executives eligible prior to July 1, 2014 (24 individuals as of December 31, 2016)	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by years of pensionable service, minus the company contributions payable by PotashCorp under the Canadian Pension Plan. Certain senior executives' benefits and all benefits for accrued service prior to January 1, 2011 are calculated differently • No benefits are payable if termination is before age 55
Cash under the U.S. Pension Plan	All U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are based on 1.5% of the participant's final average compensation, which is calculated using the highest paid 60 consecutive months of service out of the last 120 months, multiplied by years of service accrued after December 31, 1998. A participant with service accrued prior to January 1, 1999 under previous plans will have a portion of his or her benefit calculated pursuant to such plans
Cash under the U.S. Supplemental Plan	Eligible U.S. salaried and non-union hourly employees	Pensionable service period to a maximum of 35 years	• Benefits are intended to provide participants with the same aggregate benefits they would have received under the U.S. Pension Plan had there been no legal limitations on providing those benefits. Separate limits on includable compensation apply to benefits earned under this plan • No benefits are payable if termination is before age 55
Cash under the U.S. 401(k) Plans	All U.S. employees	Annual	• Benefits are based on the participant's optional contributions (up to 50% of eligible earnings), matching PotashCorp contributions (up to 3% of eligible earnings), and performance contribution (up to 3% of eligible earnings)
Cash under the Canadian Savings Plan	All Canadian salaried staff and certain union and non-union hourly employees	Annual	• Benefits are based on the participant's optional contributions (up to Canada Revenue Agency limits), basic PotashCorp contributions (3% of eligible earnings), and performance contributions (up to 3% of eligible earnings)
Cash under the Trinidad Pension Plan	All Trinidad permanent employees	Pensionable service period up to 60 years of age	• Benefits are based on 2% of the participant's final salary multiplied by years of service less 0.5% of the National Insurance Scheme salary multiplied by years of service. The maximum benefit is 66.67% of the participant's final salary
Stock under the Trinidad Employee Stock Ownership Plan	All Trinidad permanent employees	Annual	• Benefits are based on 4% of PCS Nitrogen Trinidad's total annual earnings less any incentive payments received

SEVERANCE BENEFITS			
Form	**Eligibility**	**Performance Period**	**Design**
Cash pursuant to general severance benefits	All salaried employees	Upon qualifying termination of employment	• Two weeks of salary for each complete year of service, subject to a minimum of four weeks and a maximum of 52 weeks, are generally awarded in connection with termination without cause • A retention severance program is expected to be implemented in connection with the Proposed Transaction

Form	Eligibility	Performance Period	Design
Cash, Insurance and Other Benefits pursuant to Employment Agreements and Change-in-Control Severance Agreements	Specified senior executives (19 individuals as of December 31, 2016)	Upon qualifying termination of employment	• Under one legacy change-in-control contract, benefits will be generally awarded in connection with involuntary termination within two years of the change-in-control (except that, pursuant to such contract, stock options will vest immediately upon a change-in-control) • Other change-in-control payments, including any such payments to our CEO under his Employment Agreement (defined herein) and those to our other NEOs pursuant to their respective change in control agreements, like our legacy change-in-control contract described above, generally require a "double trigger" of change-in-control and qualifying termination of employment

BASE SALARY

Purpose: *A fixed component of compensation necessary to attract and retain qualified employees.*

We have established a system of tiered salary levels for senior executives (vice president and above). We assign senior executive positions to an appropriate salary tier that reflects the position's internal value to PotashCorp and internal equity considerations based on a review of salaries for relevant positions in the Comparative Compensation Information. For our Named Executive Officers, although the Committee considers the Comparative Compensation Information to better understand the comparative level of base salary for each of the Named Executive Officers relative to officers holding comparable positions at our competitor companies, it does not target a specified level of compensation with respect to such competitor companies. Salaries for executives that report directly to our CEO are recommended by our CEO and subject to approval by the Committee. Our CEO's salary is recommended by the Committee and subject to approval by the independent members of the Board.

Our executives, including our Named Executive Officers, are generally eligible for only one merit-based salary increase per year. As described above, based on an assessment of Mr. Tilk's 2016 performance and a consideration of current market conditions, the Committee recommended an adjustment of Mr. Tilk's base salary to Cdn$1,200,600 for 2017, which recommendation was approved by the independent members of the Board. As part of our annual salary review process including consideration of the factors described above, the base salaries of each of our other Named Executive Officers who remain employed by the Company was adjusted by not more than 2.15% for 2017.

AT-RISK COMPENSATION

We design our at-risk compensation plans with goals and performance periods of varying durations in order to provide incentives over varied time horizons. The Committee analyzes potential payouts based on actual and potential performance scenarios to ensure that the value of the incentive awards granted or potentially paid to our Named Executive Officers is affordable and appropriately linked to our performance. We have historically provided executives with (1) annual incentives through the STIP, (2) three-year incentives through performance-based medium-term incentives and (3) 10-year incentives through long-term equity awards. Our current compensation program includes both a

STIP and the LTIP, and generally provides these incentives with performance measures relatively weighted between the awards and certain general features, as further detailed in "— Short-Term Incentives" below and "— Medium- and Long-Term Incentives" on page 54.

1. **Short-term**: For short-term incentives, under the STIP, we annually set corporate and operating group financial, individual and operating goals.

2. **Medium-term:** For medium-term incentives, under the LTIP, the PSUs granted in 2016 are subject to one, two and three-year performance periods, as discussed below. PSUs made up 70% of the 2016 NEO target awards under the LTIP program, as discussed further in "— Compensation Overview" on page 42.

3. **Long-term:** For long-term incentives, under the LTIP, we generally grant stock options, with 3-year time-based vesting and a 10-year term. Stock options made up 30% of the 2016 NEO target awards under the LTIP program, as discussed further in "— Compensation Overview" on page 42.

We believe that, in the aggregate, the range of performance periods in our at-risk compensation plans creates a strong alignment between the interests of our executive officers and shareholders. We do not have non-qualified deferred compensation plans or arrangements pursuant to which our Named Executive Officers may elect to defer current compensation.

Short-Term Incentives

Purpose: *To develop strong corporate management by providing annual financial incentives to align with approved corporate and individual objectives; to attract, develop, engage and retain employees who support corporate and operational goals.*

The STIP provides incentives to individuals over a one-year performance period, and payout is based on both PotashCorp and the individual successfully achieving annual financial and operating goals.

Design of STIP

The Committee assigns participants an incentive award target, expressed as a percentage of salary. Award targets are designed to align individual and Company performance and to attract, develop and retain key employees.

The components, and relative weighting, used to determine 2016 NEO STIP awards were:



We believe the STIP appropriately aligns our short-term incentives with individual and Company performance for most employees. Adjusted EBITDA is consistent with the measurement that management uses internally to evaluate the Company's performance. The Committee believes that Adjusted EBITDA is a more commonly used and understood financial metric and facilitates comparisons on a quarterly basis.

STIP Components and Determination of 2016 STIP Payout

For senior executives, including our Named Executive Officers, incentive awards under the STIP can range from 0% to 200% of salary, depending upon an executive's responsibilities, and achievement against annual targets of (1) our Adjusted EBITDA, (2) the senior executive's individual performance, and (3) our SH&E performance.

STIP Metric #1: Adjusted EBITDA Performance (70% of STIP target award opportunity for 2016)

Adjusted EBITDA Ratio	Award Percentage
Less than 50%	0%
At least 50% but less than 100%	50%-100%
100%	100%
More than 100% but less than 150%	100%-200%
150% and above	200%

The Adjusted EBITDA performance metric has a performance accelerator such that when the Adjusted EBITDA ratio is greater than 100%, the payout for the portion above 100% is doubled to a maximum of 100%. Under the terms of the STIP, if the Adjusted EBITDA ratio is less than 50% of the target set by the Board for that year, we generally make no payments in respect of the Adjusted EBITDA performance component.

The following table sets forth our Adjusted EBITDA performance under the 2016 STIP:

	2016
Adjusted EBITDA Target	8.62%
Actual Adjusted EBITDA	5.86%
Adjusted EBITDA Ratio	67.98[1]

(1) Due to rounding, dividing actual Adjusted EBITDA by the Adjusted EBITDA target may not result in the exact Adjusted EBITDA ratio.

Based on the foregoing, the Adjusted EBITDA ratio of 67.98 resulted in payouts for our currently employed NEOs under the Adjusted EBITDA component of the 2016 STIP at 67.98% of target. No payments under the STIP were made to either Mr. Delaney or Mr. Dekok, as, due to their retirements, they did not participate in the STIP.

STIP Metric #2: Individual Performance (20% of STIP target award opportunity for 2016)

Payout under the individual performance component of the NEOs' STIP award is based on individual achievement corresponding to such NEO's position and responsibilities against business and development goals in the following seven categories:

1. Safety, Health and Environmental Excellence

• Develop and design programs to increase SH&E awareness within the appropriate Company departments, and where applicable, improve SH&E performance in alignment with corporate strategy

2. Portfolio & Return Optimization

• Develop, execute and support corporate strategy

3. Operational Excellence

• Oversee, support and drive proactive innovation and continuous improvement in each relevant department, as appropriate, and advance organizational programs

4. Customer & Market Development

• Explore opportunities for product growth and facilitate and support market development efforts

5. Stakeholder Communications & Engagement

• Communicate our corporate strategy to relevant stakeholders, as appropriate, and continue to advantage and encourage employee engagement and internal communication

6. People Development

• Advance and support employee development, team engagement and organizational leadership and training programs

7. Good Governance

- Improve board and management interactions as well as support corporate initiatives and Board efficiency and effectiveness

Each NEO, including our CEO, was evaluated with respect to multiple qualitative areas of achievement that comprise each of the seven categories above. None of those particular qualitative areas of achievement was in itself material to overall compensation decisions, but was among several factors considered by the Committee in determining the level of performance in each of the seven categories above.

Achievement of the individual business and development goals correspond to the following target payouts:

Performance Assessment	Target Payout
Does Not Meet Expectations	0.00%-49.99%
Partially Meets Expectations	50.00%-99.99%
Fully Meets Expectations	100.00%
Exceeds Expectations	100.01%-200.00%

Because the payout of the awards under the STIP is capped at a specified percentage of participants' salaries, the Committee can more readily stress-test executive officer compensation and analyze the effect of significant upturns or downturns in PotashCorp's performance.

Based on individual performance under the seven categories listed above, payouts for our currently employed NEOs under the individual performance component of the 2016 STIP were at an average of 113.25% of target. For individual NEO payouts, see the table on page 54 titled "NEO STIP Awards for Fiscal 2016."

STIP Metric #3: Safety, Health and Environmental (SH&E) Performance (10% of STIP target award opportunity for 2016)

Payout under the SH&E performance component of the NEOs' STIP award is based on annual performance against three equally-weighted SH&E trailing performance metrics:

1. Recordable Injury Rate
2. Lost-Time Injury Rate
3. Environmental Incidents

Target payouts for performance against these three metrics are as follows:

SH&E Target Performance*	Target Payout
110.0%	0%
100.0%	100%
90.0%	200%

* Payouts for performance results between the performance percentages listed above are interpolated.

The following table sets forth our SH&E performance used to determine NEO payouts under the 2016 STIP:

	2016 Target	2016 Actual	Performance (%)	Safety Payout
Recordable Injury Rate Frequency	0.85	0.87	102.35%	76.47%
Lost-Time Injury Rate	0.09	0.08	88.89%	200%
Number of Environmental Incidents	18	18	100.00%	100%
Total				125.49%

Based on the foregoing, payouts for currently employed NEOs under the SH&E performance component of the STIP were at 125.49% of target.

2016 STIP Payout

2016 STIP payouts for the currently employed Named Executive Officers were made at a percentage of 82.75% of target overall. The table below breaks down the 2016 STIP Award into its component parts and associated payouts. For further information regarding each NEO's actual STIP payouts, see "Executive Compensation — Summary Compensation Table" beginning on page 63.

NEO STIP Awards for Fiscal 2016

| | Base Salary | Target STIP Award Opportunity as a Percentage of Base Salary | Target STIP Award Opportunity | 2016 STIP Award | | | | STIP Award Actually Paid as Percentage of Target STIP Award Opportunity |
				Adjusted EBITDA Performance[1]	Individual Performance[2]	SH&E Performance[3]	Total STIP Award Actually Paid	
Jochen Tilk	Cdn$1,035,000	100%	Cdn$1,035,000	Cdn$492,515	Cdn$238,050	Cdn$129,882	Cdn$860,000	83.09%
Wayne Brownlee	$ 625,674	70%	$ 437,972	$ 208,413	$ 95,259	$ 54,961	$ 359,000	81.97%
Stephen Dowdle	$ 465,000	55%	$ 255,750	$ 121,701	$ 54,986	$ 32,094	$ 209,000	81.72%
Joseph Podwika	$ 465,000	55%	$ 255,750	$ 121,701	$ 57,544	$ 32,094	$ 211,000	82.50%
Raef Sully	$ 465,000	55%	$ 255,750	$ 121,701	$ 62,659	$ 32,094	$ 216,000	84.46%

(1)   Based on an Adjusted EBITDA Ratio of 67.98 and a corresponding award percentage of 67.98%.

(2)   Represents the actual STIP award to each NEO based on achievement of individual performance goals as follows: Mr. Tilk, 115% of his target STIP award opportunity; Mr. Brownlee, 108.75% of his target STIP award opportunity; Mr. Dowdle, 107.50% of his target STIP award opportunity; Mr. Podwika, 112.50% of his target STIP award opportunity; Mr. Sully, 122.50% of his target STIP award opportunity.

(3)   Based on SH&E performance of 125.49 and a corresponding award percentage of 125.49%.

Medium- and Long-Term Incentives

Purpose: To align the interests of our executive officers and key employees with shareholders; to provide incentives to executive officers and key employees to promote long-term shareholder interests; to reward executive officers and key employees for superior performance over a three-year performance period and beyond for their continued contributions to our success.

On May 10, 2016, our shareholders approved the LTIP. Under the LTIP, we can grant to eligible officers and employees awards for the issuance of up to 21,000,000 Shares pursuant to the settlement of PSUs (in Shares) and the exercise of stock options granted under the provisions of the LTIP. Starting in 2016, all medium- and long-term incentive awards are granted under the LTIP. Stock options to purchase Shares are granted at an exercise price equal to the market value of the Shares on the date of grant.

As of January 1, 2017, awards for the issuance of 3,673,804 Shares, consisting of stock options to acquire 3,071,064 Shares and PSUs to be settled for 602,740 Shares, or approximately 0.44% of the total outstanding Shares (assuming the exercise of

all such stock options and the settlement of all such PSUs), were issued and outstanding under the LTIP. In addition, based on the closing price of our common stock on the NYSE as of January 1, 2017, currently outstanding awards for the issuance of PSUs to be settled in cash for an aggregate amount equal to $18,391,668.84 had been granted.

Design of the LTIP

The LTIP provides for medium- and long-term incentive awards with overlapping cycles and different vesting provisions from our historical POPs. The PSUs generally represent medium-term incentives, with 3-year performance-based cliff vesting (except with respect to 2016 PSUs, as further discussed below), whereas stock options represent long-term incentives, with 3-year time-based vesting and a 10 year term. Under the LTIP, 2016 target values were as follows:



An individual's LTIP target award value is calculated as the individual's LTIP target award percentage multiplied by the individual's eligible base salary rate. The LTIP target award percentage is determined based on an individual's incentive plan tier. The table below sets out these tiers and the associated executive LTIP target award percentages.

Officers	LTIP Target Award Percentage
Tier 1: President and CEO	500%
Tier 2: Executive Level 2 (Executive VP, Treasurer and CFO)	300%
Tier 3: Executive Level 3 (Senior VP, General Counsel & Secretary, Division Presidents)	200%

Stock Options under the LTIP

For 2016, stock options made up 30% of LTIP target award value. Subject to the terms of the LTIP and any applicable award agreement, stock options granted under the LTIP vest on the third anniversary of their grant date, subject to continuous employment with the Company or a subsidiary of the Company until such date, and will generally expire no later than the tenth anniversary of the grant date. Stock options granted under the LTIP for 2016 do not have a performance based vesting condition. See "Executive Compensation — Outstanding Stock Options" on page 68 for information on the number of outstanding stock options under each of our existing stock option plans.

Performance Share Units under the LTIP

The performance metrics used to determine vesting of PSUs awarded under the LTIP in 2016 are:

- (a) TSR relative to the TSR Comparator Group, and

- (b) average annual cash flow return on investment ("CFROI")[1] compared to weighted average cost of capital ("WACC")[2],

with equal weighting between the two metrics. PSU awards pursuant to such performance metrics are referred to as Relative TSR PSUs and CFROI — WACC PSUs, respectively.

---

[1]   CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest) and removing nonrecurring or unusual items, change in unrealized gains/losses on derivative instruments included in operating income, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities.

[2]   WACC is calculated by measuring the product of (1) the market yield cost of net debt and (2) the market value of net debt divided by the market value of net debt and equity, and adding the product of (a) the cost of equity and (b) the market value of equity divided by the market value of net debt and equity, in each case subject to certain adjustments.

Each PSU represents one Share and will be settled (to the extent earned) in the form of (1) Shares for grantees subject to the Share ownership guidelines, and (2) cash for all other grantees. The Committee believes that 100% vesting under our PSUs requires superior performance during the applicable performance period and believes that our PSU vesting schedule appropriately links vesting of PSUs to our performance relative to our TSR Comparator Group and with respect to our CFROI-WACC performance. See "Executive Compensation — Outstanding Stock Options" on page 68 for information on the number of outstanding stock options under each of our existing stock option plans.

Three-Year Performance Period for PSUs

In connection with the transition to the LTIP, which is based on a three-year measurement period, the PSU grant in 2016 ("2016 PSUs") vests on a pro-rata basis for performance after one year and again after two and three years (each such period, a "Performance Period"). The PSU grant in 2017 ("2017 PSUs") vests after a three-year Performance Period. Vesting is subject to performance and continued employment with the Company. Performance for the 2017 PSUs and each tranche of the 2016 PSUs is measured, and the applicable payouts will be determined, at the end of the applicable Performance Period using the two equally-weighted performance metrics discussed above.

Tranche of PSU Awards	Performance Period	Potential PSU Payout
2016 — 1 ("Year 1")	January 1, 2016 until December 31, 2016	Early 2017
2016 — 2 ("Year 2")	January 1, 2016 until December 31, 2017	Early 2018
2016 — 3 ("Year 3")	January 1, 2016 until December 31, 2018	Early 2019
2017	January 1, 2017 until December 31, 2019	Early 2020

Between 0% and 200% of the "target" number of each tranche of PSUs may be earned based on performance achievement during the applicable Performance Period.

Vesting Determination: Relative TSR PSUs

Following each Performance Period, the Committee determines our relative TSR for such Performance Period and determines the number of Relative TSR PSUs from the applicable tranche that will vest as set out in the following table:

Relative TSR PSU Vesting Schedule	
Peer Group Relative TSR Ranking	Relative TSR PSUs Vested from Tranche
1	200%
2	180%
3	155%
4	130%
5	100%
6	80%
7	60%
8	40%
9	0%
10	0%

The nine peer companies within the TSR Comparator Group are Agrium Inc., Arab Potash Company PLC, CF Industries Holdings Inc., Intrepid Potash Inc., Israel Chemicals Ltd., K+S Aktiengesellschaft, The Mosaic Company, Sociedad Quimica y Minera de Chile S.A. and Yara International. Maximum vesting at 200% requires that PotashCorp have the highest TSR in the TSR Comparator Group, 100% vesting requires PotashCorp to rank 5th and no Relative TSR PSUs will vest if PotashCorp's ranking is 9th or lower as compared to the TSR Comparator Group.

Vesting Determination: CFROI-WACC PSUs

Following each Performance Period, the Committee will determine whether and to what extent the CFROI-WACC goal has been satisfied for such Performance Period and will determine the number of CFROI-WACC PSUs from the applicable tranche that will be deemed earned as set out in the following table:

CFROI – WACC PSU Vesting Schedule		
Performance Level	Average CFROI – WACC	% of CFROI-WACC PSUs Vested from Tranche
Below Threshold	<0%	0%
Threshold	0%	50%
Target	2.5%	100%
Maximum	5%	200%

CFROI-WACC PSU vesting at the maximum level requires the average CFROI-WACC to be 5% or greater, and no PSUs will be deemed earned if the CFROI-WACC performance level is less than 0%. Whenever average CFROI-WACC falls between the stated thresholds, the percentage of CFROI-WACC PSUs to vest will be interpolated.

Clawback of Awards

As previously described on page 43, the Company has a general policy on recoupment of compensation. In addition, awards made under the LTIP, and historically the POPs, contain a detrimental activity clawback provision. The detrimental activity clawback provision permits the Committee to withhold any amounts otherwise payable to the participant or to require the participant to repay certain amounts to PotashCorp in the event that the participant engages in a detrimental activity (including competitive activities, solicitation of our employees or disclosure of our confidential information).

Determination of PSU Vesting

Relative TSR PSUs

During the Year 1 Performance Period ended December 31, 2016, our #3 ranking relative to the TSR Comparator Group resulted in a 155% vesting percentage for Relative TSR PSUs. Year 2 Relative TSR PSUs and Year 3 Relative TSR PSUs will vest based on performance periods ending December 31, 2017 and December 31, 2018, respectively.

CFROI-WACC PSUs

During the Year 1 Performance Period ended December 31, 2016, our CFROI-WACC performance of -1.40 resulted in the vesting of 0% of the Year 1 CFROI – WACC PSUs. Year 2 CFROI – WACC PSUs and Year 3 CFROI – WACC PSUs will vest based on Performance Periods ending December 31, 2017 and December 31, 2018, respectively.

RETIREMENT BENEFITS

Purpose: To supplement the income of our employees after their retirement.

We provide post-retirement benefits to employees generally. For a description of our pension plans, see "Executive Compensation — Pension Benefits" beginning on page 69. For information about the amount of Company contributions made for the benefit of Named Executive Officers pursuant to our post-retirement benefit plans, see "Executive Compensation — Summary Compensation Table" beginning on page 63. We do not grant extra years of credited service under our pension plans and post-retirement plans, except as discussed under "— Employment Agreements and Change-in-Control Agreements" on page 58 and otherwise, as appropriate, in exceptional circumstances. As calculated in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") for financial statement reporting purposes, the following table sets forth our total balance sheet liability under the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan and the U.S. Supplemental Plan for all current and former executive officers and other covered employees as of December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
Total Supplemental Plan Liability	$58.1 million	$83.8 million

SEVERANCE BENEFITS

Purpose: *To provide appropriate benefits that reflect the potential difficulty in obtaining comparable employment in a short period of time; to provide for a complete separation between the terminated employee and PotashCorp.*

Our current severance policy for termination without cause, which is generally applicable to salaried employees including our currently employed Named Executive Officers, is to provide notice of impending termination, or payment of salary in lieu of notice, equivalent to two weeks for each complete year of service (subject to a minimum of four weeks and a maximum of 52 weeks). Such policy is superseded by specific termination provisions contained in any applicable written agreement and may be subject to adjustment as appropriate in specific circumstances. Payment of severance benefits is discretionary, except as may be required by law.

For additional information regarding certain qualifying termination and change-in-control arrangements entered into with Mr. Tilk and our other currently employed NEOs, see "— Employment Agreements and Change-in-Control Agreements" on page 58.

In connection with G. David Delaney's retirement from his position as PotashCorp's Executive Vice President and Chief Operating Officer on January 31, 2016, PotashCorp entered into a letter agreement with Mr. Delaney, dated as of February 3, 2016, pursuant to which Mr. Delaney agreed to customary non-disparagement and non-solicitation provisions and also agreed to sign a customary release.

The letter agreement entitled Mr. Delaney to:

- a payment of $2,075,078, which was equal to two times the sum of (1) his then-current base salary, (2) his target STIP opportunity for 2015 and (3) his regular employer contributions and target performance-related employer contribution under the PCS U.S. Employees' Savings Plan;

- a payment of $185,253, which was equal to the pro rata portion of his 2016 target STIP opportunity plus an additional $150,000 in recognition of his contributions to the Company;

- reimbursement of certain outplacement and other costs;

- exercise his vested stock options, including stock options that may vest after January 31, 2016, during the period ending thirty-six months after retirement;

- a payout of his 2015 STIP award based on the applicable level of achievement;

- retirement benefits under the PCS Supplemental Retirement Plan for U.S. Executives; and

- certain other retirement benefits under PotashCorp's existing health and benefit plans.

In connection with Paul Dekok's retirement from his position as President of PCS Phosphate on January 31, 2016, PotashCorp entered into a letter agreement with Mr. Dekok, dated as of February 2, 2016, pursuant to which Mr. Dekok agreed to customary non-disparagement and non-solicitation provisions and also agreed to sign a customary release.

The letter agreement entitled Mr. Dekok to:

- a payment of $1,122,562, which was equal to two times the sum of (1) his then-current base salary, (2) his target STIP opportunity for 2015 and (3) his regular employer contributions and target performance-related employer contribution under the PCS U.S. Employees' Savings Plan;

- a payment of $16,394, which was equal to the pro rata portion of his 2016 target STIP opportunity; and

- reimbursement of certain outplacement and other costs;

- exercise his vested stock options, including stock options that may vest after January 31, 2016, during the period ending thirty-six months after retirement;

- a payout of his 2015 STIP award based on the applicable level of achievement;

- retirement benefits under the PCS Supplemental Retirement Plan for U.S. Executives; and

- certain other retirement benefits under PotashCorp's existing health and benefit plans.

CHIEF EXECUTIVE OFFICER COMPENSATION

The Committee annually reviews our CEO's salary and makes recommendations for the following year's compensation to the independent members of the Board. With the assistance of Willis Towers Watson, the Committee analyzes, among other things, the relationship between PotashCorp's performance and our CEO's annual earnings.

Our CEO's annual compensation is typically determined primarily on the basis of his individual performance and PotashCorp's performance. The Committee considers factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance relative to written goals established at the beginning of each year, current compensation levels and the effect of significant upturns or downturns in the industry and in our performance. The Committee also considers the compensation of CEOs in the Comparative Compensation Information, although it does not target specific market levels. The comparison of our CEO's compensation to the compensation of CEOs in the Comparative Compensation Information incorporates many factors, including the relative sales and market capitalization of the companies, their profitability and shareholder return history, the duties of the CEO and any other extenuating or special circumstances.

The Committee is also responsible for reviewing, approving and recommending to the Board for approval, on an annual basis, the corporate goals and objectives relevant to the compensation of our CEO. Outlined below are the factors considered in setting Mr. Tilk's base salary and the makeup for his STIP for 2016. For more information regarding NEO STIP metrics see "— At-Risk Compensation — Short-Term Incentives — STIP Components and Determination of 2016 STIP Payouts" on page 52.

Base Salary

In January 2016, based on a detailed assessment of Mr. Tilk's performance in 2015 and the evaluation of then-current market conditions, the Committee recommended no adjustments in Mr. Tilk's then-current base salary of Cdn$1,035,000 for 2016, which recommendation was approved by the independent members of the Board.

In January 2017, based on an assessment of 2016 performance and the evaluation of current market conditions, the Committee recommended Cdn$1,200,600 for Mr. Tilk's base salary in 2017, which recommendation was approved by the independent members of the Board. The adjustments to Mr. Tilk's base salary was made in part to better align Mr. Tilk's total target direct compensation with market competitors.

STIP

Mr. Tilk's STIP target award for 2016 was 100% of his annual base salary. Like our other NEOs, Mr. Tilk's 2016 STIP target award was based on the following components:

1. Adjusted EBITDA (70% of NEO 2016 STIP target award);

2. Individual performance (20% of NEO 2016 STIP target award); and

3. SH&E (10% of NEO 2016 STIP target award).

As described above, with an Adjusted EBITDA Ratio of 67.98, payouts for our NEOs under the Adjusted EBITDA metric of the 2016 STIP were at 67.98% of target and payouts for NEOs under the SH&E performance component of the STIP were at 125.49% of target. Mr. Tilk's payout under the individual performance metric of the STIP was at 115% of target. For more information regarding the individual performance goals see "— At-Risk Compensation — Short-Term Incentives — STIP Components and Determination of 2016 STIP Payout" on page 52.

In January 2017, the Committee and the other independent members of the Board reviewed all relevant factors and Mr. Tilk's achievement against the individual performance goals for the purpose of determining Mr. Tilk's STIP award. Based on this

assessment, the Committee recommended, and the other independent members of the Board approved, a 2016 STIP award to Mr. Tilk of Cdn$860,000, 83.09% relative to target.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL AGREEMENTS

Chief Executive Officer Employment Agreement

Purpose: To provide certainty around the employment terms for our current Chief Executive Officer.

Effective July 1, 2014, PotashCorp entered into an executive employment agreement with Mr. Tilk (the "Employment Agreement"). Under the Employment Agreement and accompanying Conditional Offer of Employment (the "Offer"), PotashCorp agreed to employ Mr. Tilk as Chief Executive Officer for an indefinite period of time.

Under the Employment Agreement and the Offer, Mr. Tilk is generally entitled to the following:

• participation in the STIP with a target award equal to 100% of Mr. Tilk's base salary;

• in lieu of any signing bonus or participation in any medium-term incentive plan and the POP for the 18-month period ended December 31, 2015, a multi-year performance-based incentive award payable in DSUs (the performance period for these awards has passed and 98,414 DSUs (plus dividend equivalents) will vest on July 1, 2017, assuming continued employment);

• severance benefits equal to two times his annual salary plus the average short term bonus received by Mr. Tilk in the two years prior to termination, plus benefits for two years; and

• a double-trigger change-in-control severance benefit described under "— Change-in-Control Agreements" below.

Mr. Tilk also participates in the Canadian Pension Plan and the New Canadian Supplemental Plan and is entitled to other benefit arrangements generally available to PotashCorp executives.

Mr. Tilk has agreed that upon termination by PotashCorp, he will provide a general release of claims with respect to PotashCorp and will be subject to non-compete, non-solicitation and confidentiality restrictions. The non-compete and non-solicitation restrictions will be in force for two years after Mr. Tilk leaves the employ of PotashCorp.

Change-in-Control Agreements

Purpose: To incent executives to remain employed by us when facing a potential change-in-control.

Mr. Tilk

The Employment Agreement with Mr. Tilk includes change-in-control benefits. Change-in-control benefits pursuant to Mr. Tilk's Employment Agreement require a change-in-control and either (a) termination by Mr. Tilk of his employment following the occurrence of a Good Reason, or (b) involuntary termination of Mr. Tilk's employment without Cause within two years following a change-in-control. For purposes of this change-in-control agreement, the consummation of the Proposed Transaction would constitute a change-in-control. The severance benefit entitlements upon qualifying termination of employment within two years of a change-in-control are:

• payment of two years' of then current base salary plus Mr. Tilk's STIP award, calculated by averaging the amount of short-term bonus received by Mr. Tilk in the two years prior to the termination;

• benefits for two years; and

• if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan.

In addition, if the change-in-control occurs before Mr. Tilk's DSUs awarded under his multi-year incentive plan have vested and either (a) PotashCorp terminates Mr. Tilk's employment without just cause or (b) Mr. Tilk terminates his employment following the occurrence of a Good Reason, then the full amount of the units earned will vest as of the date of the change-in-control, subject to certain exceptions.

For additional information about Mr. Tilk's Employment Agreement, including the change-in-control provisions and the definitions of change-in-control and Good Reason, see the Executive Employment Agreement, dated July 1, 2014, between PotashCorp and Jochen A. Tilk, filed as Exhibit 10(nn) to our quarterly report on Form 10-Q for the quarter ended September 30, 2014.

Mr. Brownlee

Effective December 30, 1994, we entered into a change-in-control agreement with Mr. Brownlee. The term of Mr. Brownlee's agreement automatically renews for successive one-year terms until he reaches age 65 or unless either party gives notice of termination.

Benefits pursuant to Mr. Brownlee's change-in-control agreement require both a change-in-control and an involuntary termination of the executive's employment within two years following a change-in-control. For purposes of the change-in-control agreement, "involuntary termination" includes ceasing to be employed for any reason, including constructive dismissal, except by reason of death, disability, resignation or voluntary retirement, or dismissal for dishonest or willful misconduct. In addition, for purposes of this change-in-control agreement, the consummation

of the Proposed Transaction would constitute a change-in-control. The severance benefit entitlements upon termination of employment following a change-in-control are:

• a lump-sum payment of three times his current base salary and average bonus for the last three years;

• a lump-sum payment of the pro rata target bonus for the year in which the termination occurs;

• a credit of three additional years of service under the Prior Canadian Supplemental Plan;

• up to a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retirement pension benefits; and

• financial or outplacement counseling to a maximum of Cdn$10,000.

Mr. Brownlee's change-in-control agreement further provides that all outstanding unvested stock options and PSUs granted to him become exercisable upon the occurrence of a change-in-control. In the event no public market for the Shares exists, we will compensate him for the value of his stock options based on a Share value approved by our shareholders upon a change-in-control, or, if no such value has been approved, the market value of the Shares when last publicly traded. For additional information about Mr. Brownlee's change-in-control agreement, including the definitions of change-in-control and termination of employment, see the Form of Agreement dated December 30, 1994, filed as Exhibit 10(p) to our Annual Report on Form 10-K for the year ended December 31, 1995.

Mr. Dowdle, Mr. Podwika and Mr. Sully

In November 2016, we entered into change-in-control agreements with Stephen Dowdle, Joseph Podwika and Raef Sully. Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change-in-control agreements provide for compensation in the event of a termination of employment by PotashCorp without cause or by the employee for good reason within 24 months following a change-in-control. For purposes of these change-in-control agreements, the consummation of the Proposed Transaction would constitute a change-in-control. Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change-in-control agreements will expire 24 months following the earlier of (1) the second anniversary of the consummation of the Proposed Transaction and (2) the termination of the Arrangement Agreement.

In the event of a qualifying termination of employment, Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change-in-control agreements generally entitle each of the foregoing to:

- all earned but unpaid base salary;

- a lump sum payment consisting of:

  - an amount equal to two times the sum of (1) his base salary plus (2) his target STIP award opportunity as of the date of the termination,

  - an amount equal to his target STIP award opportunity for the year in which the termination occurs, pro-rated based on his period of employment during the applicable fiscal year,

  - an amount equivalent to his matching employer contributions and target performance-related contributions under the PCS U.S. Employees' Savings Plan that would have been contributed during the 24 months following termination,

  - an amount reasonably equivalent to his additional periodic benefits that would have accrued in the 24 months following

termination under the PCS U.S. Employees' Pension Plan, the PCS Supplemental Retirement Plan for U.S. Executives, and (for Mr. Dowdle) an individual agreement that provides for SERP-like benefits, and

  - 24 months of certain health and welfare benefit premiums;

- reimbursement of certain outplacement services; and

- certain additional welfare benefits for a limited period following termination. Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change-in-control agreements do not provide for accelerated payments or vesting of stock options or PSUs, except in the circumstances set out in the incentive compensation plans.

For additional information about the change-in-control agreements signed by Messrs. Dowdle, Podwika and Sully, see the Form of Change in Control Agreement for certain U.S. executives, filed as Exhibit 10(mm) to our quarterly report on Form 10-Q for the quarter ended September 30, 2016.

EXECUTIVE COMPENSATION

A table of contents for this "Executive Compensation" section is set forth below:

OUR NAMED EXECUTIVE OFFICERS

Below is a description of our CEO and our Chief Financial Officer, and each of our other Named Executive Officers, excluding Mr. Delaney, who retired from his position as Executive Vice President and Chief Operating Officer on January 31, 2016, and Mr. Dekok, who retired from his position as President of PCS Phosphate on January 31, 2016. Detailed information about the compensation awarded to our Named Executive Officers in 2016, 2015 and 2014 can be found in the Summary Compensation Table and the related compensation tables beginning on page 63.



Jochen E. Tilk
Age: 53

President and Chief Executive Officer

Jochen Tilk joined the Company on July 1, 2014 in his current capacity of President and Chief Executive Officer. He serves as the Chairman of Canpotex Limited. He is also a director of both The Fertilizer Institute and the International Fertilizer Association, and is a member of the Canadian Council of Chief Executives and the C. D. Howe Institute.



Wayne R. Brownlee
Age: 64

Executive Vice President, Treasurer and Chief Financial Officer

Wayne Brownlee was appointed Executive Vice President, Treasurer and Chief Financial Officer in 2006 after seven years as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Brownlee is a director of the Saskatoon Community Foundation and the Saskatoon Public Schools Foundation and Co-Chair of the Wanuskewin Fundraising Campaign.



Stephen F. Dowdle
Age: 66

President, PCS Sales

Stephen Dowdle was appointed President, PCS Sales in June 2010, after 11 years with the Fertilizer Sales division, most recently as Senior Vice President. He joined PotashCorp in 1999 as Vice President, International Fertilizer Sales. He is on the board of Canpotex Limited, Sinofert Holdings Ltd. (Sinofert) and the International Plant Nutrition Institute.



Joseph A. Podwika
Age: 54

Senior Vice President, General Counsel and Secretary

Joseph Podwika was appointed Senior Vice President, General Counsel and Secretary in 2007. He joined PotashCorp in 1997 as litigation and general business counsel at its Memphis office and later became senior counsel to the phosphate business in Northbrook, where he also assumed responsibility for all US legal affairs.



Raef M. Sully
Age: 49

President, PCS Nitrogen & Phosphate

Raef Sully was appointed President, PCS Nitrogen and Phosphate in February of 2016. He most recently served as President, PCS Nitrogen, and was previously Vice President, Project Management and Capital after joining PotashCorp in 2012.

SUMMARY COMPENSATION TABLE[1]

The following table sets forth, for our 2016, 2015 and 2014 fiscal years, all compensation of each of the NEOs.

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)	Stock Awards ($)	Option Awards[5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[7] ($)	Total ($)
Jochen E. Tilk	2016	779,649	—	1,600,063[3]	681,360	648,763	110,396	86,565	3,906,796
President and Chief	2015	822,105	—	1,494,909[4]	—	323,420	159,583	108,072	2,908,089
Executive Officer	2014	454,373	—	—	—	825,423	34,161	47,338	1,361,295
Wayne R. Brownlee	2016	625,674	—	743,256[3]	316,626	359,000	—	45,433	2,089,989
Executive Vice	2015	608,928	—	—	669,316	351,000	2,158,337	49,462	3,837,043
President, Treasurer and Chief Financial Officer	2014	588,336	—	—	1,486,797	550,000	806,792	50,064	3,481,989
Stephen F. Dowdle	2016	465,000	—	371,591[3]	156,984	209,000	164,488	28,491	1,395,563
President, PCS Sales	2015	450,863	—	—	340,340	204,000	482,366	30,184	1,507,753
	2014	435,616	—	—	554,822	350,000	317,693	29,210	1,687,341
Joseph A. Podwika	2016	465,000	—	371,591[3]	156,984	211,000	287,845	30,497	1,522,917
Senior Vice President,	2015	450,169	—	—	340,340	204,000	237,880	22,891	1,255,280
General Counsel and Secretary	2014	434,946	—	—	554,822	320,000	376,265	23,573	1,709,606
Raef M. Sully[10]	2016	465,000	—	371,591[3]	156,984	216,000	80,426	18,727	1,308,728
President, PCS Nitrogen & Phosphate									
G. David Delaney	2016	65,556	—	—	—	—	662,674	2,274,019	3,002,249
Former Executive Vice	2015	594,578	—	—	756,756	343,000	799,638	29,024	2,522,996
President and Chief Operating Officer[8]	2014	574,471	—	—	1,198,447	540,000	1,909,877	28,575	4,251,370
Paul E. Dekok[10]	2016	38,769	—	—	—	—	—	1,147,044	1,185,813
Former President, PCS Phosphate[9]									

(1) Amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

(2) These amounts represent base salary in United States dollars for 2016. Mr. Tilk's base salary for 2016 was Cdn$1,035,000.

(3) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, "Compensation – Stock Compensation", of 173,574 PSUs for Mr. Tilk, 80,268 PSUs for Mr. Brownlee, 40,310 PSUs for each of Mr. Dowdle, Mr. Podwika and Mr. Sully granted under the LTIP on May 11, 2016. Each individual's 2016 grant of PSUs is comprised of three equal tranches of PSUs, which will vest, if at all, based on the achievement of performance metrics over a separate performance period (i.e., a 1-year performance period for the first tranche, a 2-year performance period for the second tranche, and a 3-year performance period for the third tranche, with each performance period beginning on January 1, 2016). If maximum performance levels are achieved under the LTIP for the two-year performance period ending December 31, 2017, the Year 2 PSU awards would pay out in the following amounts and, based on the closing price of the Company's common shares on the NYSE as of February 17, 2017, at the following values: Mr. Tilk, 115,716 PSUs with a value of $2,166,203.52; Mr. Brownlee, 53,804 PSUs with a value of $1,007,210.88; Mr. Dowdle, 26,873 PSUs with a value of $503,062.56; Mr. Podwika, 26,873 PSUs with a value of $503,062.56; and Mr. Sully 26,873 PSUs with a value of 503,062.56. If maximum performance levels are achieved under the LTIP for the three-year performance period ending December 31, 2018, the Year 3 PSU awards would pay out in the following amounts and, based on the closing price of the Company's common shares on the NYSE as of February 17, 2017, at the following values: Mr. Tilk, 115,716 PSUs with a value of $2,166,203.56; Mr. Brownlee, 53,804 PSUs with a value of $1,007,210.88; Mr. Dowdle, 26,874 PSUs with a value of $503,062.56; Mr. Podwika, 26,874 PSUs with a value of $503,062.56; and Mr. Sully 26,874 PSUs with a value of 503,062.56. The Year 1 PSU Awards that were earned as of December 31, 2016 have the following values: Mr. Tilk, $829,050; Mr. Brownlee, $385,072; Mr. Dowdle, $192,536; Mr. Podwika, $192,536; and Mr. Sully, $192,536. The performance periods for Year 2 PSUs and Year 3 PSUs are not yet complete. For further discussion, see "— Stock Awards" on page 66.

(4) Reports the fair market value of the 98,414 deferred share units actually earned by Mr. Tilk under his multi-year incentive plan based on the $15.19 closing price of PotashCorp common stock on January 27, 2016. For further discussion, see "Compensation Discussion and Analysis — Employment Agreements and Change- in- Control Agreements — Chief Executive Officer Employment Agreement" on page 58. The grant date fair value, as calculated in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation", of Mr. Tilk's deferred share units was $3,390,401. For purposes of the FASB ASC Topic 718 calculations, the grant date fair value of the PSUs was estimated based on multiple input variables that determine the probability of satisfying the performance conditions (including internal financial metrics, PotashCorp and peer total shareholder return and other variables) and based on the $36.98 closing price of PotashCorp common stock on February 20, 2015.

(5) Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, of options granted pursuant to the LTIP, 2015 POP and 2014 POP, respectively. The amounts reported with respect to options granted assume that all option grants vest at 100%. The grant date fair value of options granted pursuant to the 2014 POP include both the May 15, 2014 and the December 12, 2014 POP

grants. For a discussion of the assumptions made in the valuation of the awards, see Note 27 to our consolidated financial statements for the fiscal year ended December 31, 2016, Note 24 to our consolidated financial statements for the fiscal year ended December 31, 2015 and Note 24 to our consolidated financial statements for the fiscal year ended December 31, 2014.

(6) Reports amounts earned pursuant to our STIP for 2016, 2015 and 2014 performance, which amounts were paid in 2017, 2016 and 2015, respectively. For further discussion, see "Compensation Discussion and Analysis — At-Risk Compensation — Short-Term Incentives" on page 51.

(7) The following table sets forth the amounts attributable to each of the compensation items included in "All Other Compensation" for each Named Executive Officer in 2016:

	Company Contributions to Canadian Pension Plan ($)	Company Contributions to Savings Plan or 401(k) Plans ($)	Life Insurance Premiums Paid for Benefit of NEO) ($)	Tax Gross-ups for Taxable Benefits ($)	Severance ($)	Perquisites ($)	Total ($)
Jochen E. Tilk	9,346	38,393	4,633	15,006	—	19,187[e]	86,565
Wayne R. Brownlee	9,386	30,949	3,760	1,338	—	—	45,433
Stephen F. Dowdle	—	16,758[a]	8,105	3,628	—	—	28,491
Joseph A. Podwika	—	15,872[b]	4,404	—	—	10,221[f]	30,497
Raef M. Sully	—	15,247[c]	3,480	—	—	—	18,727
G. David Delaney	—	12,635	1,053	—	2,260,331[d]	—	2,274,019
Paul E. Dekok	—	7,478	610	—	1,138,956[d]	—	1,147,044

(a) For 2016, contributions to the 401(k) plan of $13,041 were made for Mr. Dowdle. In addition, contributions of $3,717 exceeded the 401(k) plan's statutory limits for 2016 and therefore, were immediately taxable and paid to Mr. Dowdle in cash.

(b) For 2016, contributions to the 401(k) plan of $12,169 were made for Mr. Podwika. In addition, contributions of $3,703 exceeded the 401(k) plan's statutory limits for 2016 and therefore, were immediately taxable and paid to Mr. Podwika in cash.

(c) For 2016, contributions to the 401(k) plan of $13,095 were made for Mr. Sully. In addition, contributions of $2,152 exceeded the 401(k) plan's statutory limits in 2015 and therefore, were immediately taxable and paid to Mr. Sully in cash.

(d) Includes any severance payment, the value of any acceleration of vesting of stock and option awards triggered by retirement, and any other payment or benefit that was paid or accrued in connection with retirement. See "Compensation Discussion and Analysis — Severance Benefits" beginning on page 57 for additional information.

(e) Perquisites include, for Mr. Tilk, spousal/family travel benefits (while accompanying the executive on company business), executive physicals and parking. The aggregate incremental cost of spousal/family travel benefits, executive physicals, and parking paid for the benefit of Mr. Tilk was $19,187 in 2016.

(f) Perquisites include, for Mr. Podwika, spousal/family travel benefits (while accompanying the executive on company business) and executive physicals. The aggregate incremental cost of spousal/family travel benefits paid for the benefit of Mr. Podwika was $10,221 in 2016.

(8) Mr. Delaney retired from his position as Executive Vice President and Chief Operating Officer of the Company on January 31, 2016.

(9) Mr. Dekok retired from his position as President of PCS Phosphate on January 31, 2016.

(10) Mr. Sully and Mr. Dekok were not NEOs in 2015 or 2014.

Total Compensation

The following table sets forth the total compensation awarded to the CEO and all our Named Executive Officers, collectively, in each case as a percentage of our net income in each of the last five completed fiscal years. Total compensation reflects the Named Executive Officers' total compensation as disclosed in the "Total" column of the Summary Compensation Table on page 63. Net income is calculated in accordance with IFRS.

For additional information about net income, see our consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2016, 2015 and 2014.

	Net Income	Total Compensation of Chief Executive Officer	% of Net Income	Aggregate Total Compensation of NEOs	% of Net Income
2016	$ 323 million	$ 3.9 million	1.2%	$14.4 million	4.5%
2015	$1,270 million	$ 2.9 million	0.2%	$12.0 million	0.9%
2014[1]	$1,536 million	$ 5.3 million	0.3%	$20.4 million	1.3%
2013	$1,785 million	$ 6.4 million	0.4%	$12.9 million	0.7%
2012	$2,079 million	$11.0 million	0.5%	$24.3 million	1.2%

(1) Total compensation of Chief Executive Officer includes compensation paid to both Mr. Tilk, who began serving as our CEO on July 1, 2014, and William J. Doyle, who served as CEO through such date in 2014.

GRANTS OF PLAN-BASED AWARDS

The following table provides information relating to plan-based awards granted in 2016 to each of the Named Executive Officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options[3]	Exercise or Base Price of Option Awards[4] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Jochen E. Tilk										
STIP		272,877	779,649	1,559,298	—	—	—			
LTIP (Options)	5/11/16							351,792	Cdn$20.87	681,630[5]
LTIP (PSUs)	5/11/16				78,108	173,574	347,148			1,600,063
Wayne R. Brownlee										
STIP		153,290	437,972	875,944	—	—	—			
LTIP (Options)	5/11/16							163,412	Cdn$20.87	316,626
LTIP (PSUs)	5/11/16				36,283	80,628	161,256			743,256
Stephen F. Dowdle										
STIP		89,513	255,750	511,500	—	—	—			
LTIP (Options)	5/11/16							72,678	16.15	156,984
LTIP (PSUs)	5/11/16				18,140	40,310	80,620			371,591
Joseph A. Podwika										
STIP		89,513	255,750	511,500	—	—	—			
LTIP (Options)	5/11/16							72,678	16.15	156,984
LTIP (PSUs)	5/11/16				18,140	40,310	80,620			371,591
Raef M. Sully										
STIP		89,513	255,750	511,500	—	—	—			
LTIP (Options)	5/11/16							72,678	16.15	156,984
LTIP (PSUs)	5/11/16				18,140	40,310	80,620			371,591

(1) The amounts in the columns under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" set forth the threshold, target and maximum values of the 2016 STIP awards based on respective Adjusted EBITDA of 50%, 100% and 150% of target Adjusted EBITDA for 2016, assuming performance with respect to SH&E and individual performance metrics at 100% of target. The actual payout of each Named Executive Officer's 2016 STIP award is set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 63.

(2) The LTIP permits the grant to eligible employees of awards of PSUs.

(3) The LTIP permits the grant to eligible employees of awards of time-based stock options.

(4) Pursuant to the terms of the plan, stock options under the LTIP were granted with an exercise price equal to the closing market price per Share on the TSX for Mr. Tilk and Mr. Brownlee, and on the NYSE for Mr. Dowdle, Mr. Podwika and Mr. Sully, in each case on the trading day prior to the grant date. Stock options under the LTIP were granted following shareholder approval of the plan at the 2016 Annual Meeting on May 10, 2016.

(5) For purposes of the FASB ASC Topic 718 calculations, the grant date fair value of the PSUs was estimated based on multiple input variables that determine the probability of satisfying the performance conditions (including internal financial metrics, PotashCorp and peer total shareholder return and other variables) and based on the $16.15 closing price of PotashCorp common stock on May 10, 2016.

(6) Amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment.

Option Awards

The grant date fair value of stock options granted during 2016, 2015 and 2014 pursuant to our LTIP, 2015 POP and 2014 POP, respectively, are reported in the "Option Awards" column of the Summary Compensation Table on page 63. The grant date fair value of stock options granted during 2016 is also included in the "Grant Date Fair Value of Stock and Option Awards" column of

the Grants of Plan-Based Awards Table above. On May 15, 2014, Mr. Brownlee and Mr. Delaney each received a grant of 101,900 performance options and Mr. Podwika and Mr. Dowdle each received a grant of 48,300 performance options. In addition, on December 12, 2014 and in lieu of commencing a 2015 — 2017 MTIP, Mr. Brownlee and Mr. Delaney each received a grant of 46,500 performance options, and Mr. Podwika and Mr. Dowdle each received a grant of 20,200 performance options. On May 12, 2015, Mr. Brownlee and Mr. Delaney each received a grant of 132,300 performance options and Mr. Dowdle and Mr. Podwika each received a grant of 59,500 performance options. On May 11, 2016, Mr. Tilk received a grant of 351,792 time-based vesting stock options under the LTIP, Mr. Brownlee received a grant of 163,412 time-based vesting stock options under the LTIP, and Mr. Dowdle, Mr. Podwika and Mr. Sully each received a grant of 72,678 time-based vesting stock options under the LTIP. Mr. Tilk was not granted any performance options in 2015 or 2014 because pursuant to the terms of his employment agreement he would not have otherwise been entitled to participate in a medium term incentive plan for the 2015-2017 period. See "Compensation Discussion and Analysis — At-Risk Compensation — Medium- and Long-Term Incentives" beginning on page 54 for a description of our LTIP under which we granted stock options to officers and employees in 2016.

Stock Awards

Unless otherwise noted, amounts reported under the "Stock Awards" column of the Summary Compensation Table above reflect Share-settled PSUs granted during 2016 pursuant to the LTIP. On May 11, 2016, Mr. Tilk received a grant of 173,574 PSUs, Mr. Brownlee received a grant of 80,268 PSUs, and Mr. Dowdle, Mr. Podwika and Mr. Sully each received a grant of 40,310 PSUs. The grant date fair values of PSUs granted in 2016 under the LTIP are reported in the "Stock Awards" column of the Summary Compensation Table on page 63. See " Compensation Discussion and Analysis — At-Risk Compensation — Medium-and Long-Term Incentives — Performance Share Units under the LTIP" beginning on page 55 for a description of our LTIP under which we granted PSUs during 2016, as well as an explanation of the vesting of such PSUs.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information relating to exercisable and unexercisable stock options and unvested stock awards as of December 31, 2016 for each of the Named Executive Officers.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[3]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6]
Jochen E. Tilk	—	351,792		Cdn$ 20.87	5/11/2026	57,858[4]	$1,041,000
						57,858[5]	$1,041,000
Wayne R. Brownlee	270,000	—		Cdn$ 23.16	5/3/2017		
	70,950			Cdn$ 66.57	5/8/2018		
	93,000			Cdn$ 37.32	5/7/2019		
	60,300			Cdn$ 35.00	5/6/2020		
	43,100			Cdn$ 50.20	5/12/2021		
	66,500			Cdn$ 39.93	5/17/2022		
	74,300			Cdn$ 44.67	5/16/2023		
		101,900[7]		Cdn$ 40.43	5/15/2024		
		46,500[7]		Cdn$ 40.42	12/12/2024		
			132,300	Cdn$ 39.15	5/12/2025	26,876[4]	$ 483,562
						26,876[5]	$ 483,562
		163,412		Cdn$ 20.87	5/11/2026		
Stephen F. Dowdle	60,300	—		$ 20.91	5/3/2017		
	16,500			$ 66.26	5/8/2018		
	20,700			$ 32.01	5/7/2019		
	13,800			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000			$ 39.46	5/17/2022		
	35,700			$ 43.78	5/16/2023		
		48,300[7]		$ 37.13	5/15/2024		
		20,200[7]		$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025	13,436[4]	$ 241,745
						13,437[5]	$ 241,745
		72,678		$ 16.15	5/11/2026		

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[3]	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6]
Joseph A. Podwika	60,300			$ 20.91	5/3/2017		
	35,250	—		$ 66.26	5/8/2018		
	46,500			$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	20,900			$ 52.31	5/12/2021		
	33,000			$ 39.46	5/17/2022		
	35,700			$ 43.78	5/16/2023		
		48,300[7]		$ 37.13	5/15/2024		
		20,200[7]		$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025		
						13,436[4]	$241,745
		72,678		$ 16.15	5/11/2026	13,437[5]	$241,745
Raef M. Sully	20,000			$ 43.78	5/16/2023		
		23,800[7]		$ 37.13	5/15/2024		
		20,200[7]		$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025		
		72,678		$ 16.15	5/11/2026		
						13,346[4]	$241,745
						13,347[5]	$241,745
G. David Delaney [8]	140,400			$ 20.91	5/3/2017		
	35,250	—		$ 66.26	5/8/2018		
	46,500			$ 32.01	5/7/2019		
	30,000			$ 34.05	5/6/2020		
	43,100			$ 52.31	5/12/2021		
	66,500			$ 39.46	5/17/2022		
	74,300			$ 43.78	5/16/2023		
		101,900[7]		$ 37.13	5/15/2024		
		46,500[7]		$ 35.07	12/12/2024		
			132,300	$ 32.32	5/12/2025		
Paul E. Dekok [9]	4,350			$ 66.26	5/8/2018		
	5,250			$ 32.01	5/7/2019		
	3,600			$ 34.05	5/6/2020		
	3,600			$ 52.31	5/12/2021		
	4,200			$ 39.46	5/17/2022		
	7,100			$ 43.78	5/16/2023		
		23,800[7]		$ 37.13	5/15/2024		
		20,200[7]		$ 35.07	12/12/2024		
			59,500	$ 32.32	5/12/2025		

(1) As of December 31, 2016, the aggregate before tax value of unexercised stock options that are currently exercisable held by each Named Executive Officer was as follows: Mr. Tilk, $0; Mr. Brownlee, $203,681; Mr. Dowdle, $0; Mr. Podwika, $0, Mr. Sully, $0, Mr. Delaney, $0 and Mr. Dekok, $0. The aggregate value of unexercised stock options held by Mr. Brownlee was converted to United States dollars using the average Canadian to United States dollar exchange rate of 1.3256 for fiscal year 2016.

(2) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options Unexercisable" column represent unvested stock options granted under the LTIP. Such stock options generally vest, if at all, on the third anniversary of the grant date.

(3) The outstanding equity incentive plan awards reported in the "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" column represent unearned stock options pursuant to our 2015 POP and 2014 POP. Stock options granted pursuant to the 2014 POP vested at the end of the performance period ended December 31, 2016 and stock options granted pursuant to the 2015 POP vest at the end of the performance period ending December 31, 2017. The reported number of Shares underlying the stock options assumes achievement of the plans' maximum performance levels.

(4) The outstanding equity incentive plan awards reported under "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represent outstanding PSU year 2 awards pursuant to our LTIP, which vest based on achievement of the applicable performance metrics for the Year 2 performance period beginning January 1, 2016 and ended December 31, 2017. The reported number of units is based on achievement of the LTIP's threshold performance level.

(5) The outstanding equity incentive plan awards reported under "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represent outstanding PSU year 3 awards pursuant to our LTIP, which vest based on achievement of the applicable performance metrics for the Year 3 performance period beginning January 1, 2016 and ended December 31, 2018. The reported number of units is based on achievement of the LTIP's threshold performance level.

(6) Based on the average closing price per Share on December 31, 2016, in accordance with the LTIP. Amounts valued in Canadian dollars have been converted into United States dollars using the average exchange rate for the month prior to valuation.

(7) Represents stock options granted under the 2014 POP that vested at the end of the performance period ended December 31, 2016. The before tax value of such vested stock options held by each Named Executive Officer, as of December 31, 2016, was $0.

(8) Mr. Delaney retired from his position as Executive Vice President and Chief Operating Officer of the Company on January 31, 2016. Per the terms of the POPs, Mr. Delaney's outstanding options will expire thirty-six months after retirement.

(9) Mr. Dekok retired from his position as President of PCS Phosphate on January 31, 2016. Per the terms of the POPs, Mr. Dekok's outstanding options will expire thirty-six months after retirement.

OUTSTANDING STOCK OPTIONS

As of February 20, 2017, stock options to acquire 3,071,064 Shares were outstanding under the LTIP. In addition, stock options to acquire 3,411,500 Shares were outstanding under the 2015 POP, and stock options to acquire 3,082,900 Shares were outstanding under the 2014 POP. Stock options to acquire 1,830,600 Shares, 1,308,900 Shares, 922,200 Shares, 919,200 Shares, 1,281,000 Shares, 991,350 Shares and 2,590,800 Shares, which have vested, are outstanding under the 2013 POP, 2012 POP, 2011 POP, 2010 POP, 2009 POP, 2008 POP and 2007 POP, respectively. See "Compensation Discussion and Analysis — At-Risk Compensation — Medium- and Long-Term Incentives" beginning on page 54 for a description of our LTIP under which we granted stock options, as well as PSUs, to officers and employees in 2016.

OPTION EXERCISES AND STOCK VESTED

The following table provides information relating to amounts received upon the exercise of stock options and vesting of stock awards by each of the Named Executive Officers during 2016.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($)**	**Number of Shares Acquired on Vesting[1] (#)**	**Value Realized Upon Vesting[2] ($)**
Jochen E. Tilk	—	—	46,078	812,291
Wayne R. Brownlee	—	—	26,876	377,287
Stephen F. Dowdle	—	—	10,701	192,511
Joseph A. Podwika	94,500	510,917.35	10,701	192,511
Raef M. Sully	—	—	10,701	192,511
G. David Delaney[3]	—	—	—	—
Paul E. Dekok[4]	—	—	—	—

(1) Reports the number of Year 1 PSUs under the LTIP that vested based on company performance metrics over the one-year performance period ended December 31, 2016. The PSUs were settled in shares of our common stock.

(2) Based on the average closing price per Share on December 30, 2016, in accordance with the LTIP.

(3) Mr. Delaney retired from his position as Executive Vice President and Chief Operating Officer of the Company on January 31, 2016.

(4) Mr. Dekok retired from his position as President of PCS Phosphate on January 31, 2016.

EXECUTIVE SHARE OWNERSHIP

The table below sets forth, for each Named Executive Officer currently employed by the Company, the number and value of Shares held and whether such Named Executive Officer complies with the Share ownership requirements. For the purposes of calculating Mr. Tilk's ownership, DSUs earned but unvested under Mr. Tilk's multi-year incentive plan are included in the value of Shares held. As of February 20, 2017, each of the Named Executive Officers currently employed by the Company was in compliance with the applicable Share ownership requirements.

Named Executive Officer	2016 Annual Base Salary[1] ($)	Required Multiple	Number of Shares Held	Value of Shares Held[3] ($)	Complies with Share Ownership Requirements[4]
Jochen E. Tilk	Cdn$ 1,035,000	5x	28,291	Cdn$ 3,266,904[2]	**Yes**
Wayne R. Brownlee	625,674	3x	680,635[5]	12,741,487	**Yes**
Stephen F. Dowdle	465,000	3x	157,042	2,939,826	**Yes**
Joseph A. Podwika	465,000	3x	68,943	1,290,613	**Yes**
Raef M. Sully[6]	465,000	3x	9,766	182,820	**Yes**

(1) Base salary reported in Canadian dollars for Mr. Tilk. Amount differs from that reported in the summary compensation table due to conversion into United States dollars for purposes of reporting on the summary compensation table.

(2) Based on the NYSE closing price per Share of $18.72 on February 17, 2017. For Mr. Tilk, based on the TSX closing price per Share of Cdn$24.50 on February 17, 2017.

(3) The cost base for the at-risk Shares (which for greater certainty does not include Mr. Tilk's DSUs) of each Named Executive Officer currently employed with the Corporation is approximately as follows: Mr. Tilk — Cdn$641,195; Mr. Brownlee — $20,909,190; Mr. Dowdle $3,529,340; Mr. Podwika — $2,537,222; and Mr. Sully — $182,649.

(4) The value for Mr. Tilk includes Cdn$693,130 based on 28,291 shares held, and Cdn$2,573,774, the February 17, 2017 TSX-based market value of the 105,052 DSUs, which include dividend equivalents, that Mr. Tilk has earned under his multi-year incentive plan. These DSUs fully vest on July 1, 2017 assuming his continued employment with the Corporation through such date. Mr. Tilk has until July 1, 2019 to achieve his share ownership requirement.

(5) Includes 71,655 Shares held in the Brownlee Family Foundation Inc.

(6) Mr. Sully has until July 2019 to satisfy his minimum share ownership requirement.

PENSION BENEFITS

The following table provides information relating to the present value of each of the Named Executive Officers' accumulated benefit under the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan, in each case at December 31, 2016.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Jochen E. Tilk	New Canadian Supplemental Plan	2.50	304,139	—
Wayne R. Brownlee	Prior Canadian Supplemental Plan	35.00[2]	13,056,972	—
Stephen F. Dowdle	U.S. Pension Plan	17.42	889,217	—
	U.S. Supplemental Plan	27.50[3]	2,818,607	—
Joseph A. Podwika	U.S. Pension Plan	19.67	793,689	—
	U.S. Supplemental Plan	19.67	1,451,822	—
Raef M. Sully	U.S. Pension Plan	4.42	121,403	—
	U.S. Supplemental Plan	4.42	106,109	—
G. David Delaney[4]	U.S. Pension Plan	32.75	1,403,947	70,624
	U.S. Supplemental Plan	32.75	—	4,166,791
Paul E. Dekok[5]	U.S. Pension Plan	23.83	939,732	48,197
	U.S. Supplemental Plan	23.83	—	288,071

(1) The present value of accumulated benefit assumes retirement at the earliest age that does not require a reduction in benefits. For the Prior Canadian Supplemental Plan, such age is 62. For the U.S. Pension Plan and U.S. Supplemental Plan, such age is 65 or age 62 with 20 years of service.

(2) Mr. Brownlee's years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of PotashCorp in 1989 and 25.4 years of service, from December 1988 to the present, with PotashCorp and our predecessors. Under the Prior Canadian Supplemental Plan, credited service is capped at 35.00 years.

(3) The difference in Mr. Dowdle's years of credited service under the U.S. Pension Plan and the U.S. Supplemental Plan relates to 11.08 years of credited service with Canpotex in accordance with the terms of Mr. Dowdle's Supplemental Retirement Agreement.

(4) Mr. Delaney retired from his position as Executive Vice President and Chief Operating Officer of the Company on January 31, 2016.

(5) Mr. Dekok retired from his position as President of PCS Phosphate on January 31, 2016.

The present values of the accumulated benefits reported in the above table are generally calculated in accordance with the assumptions used for financial reporting purposes. See Note 26 to our consolidated financial statements for the fiscal year ended December 31, 2016. The total present value of accumulated benefits in our financial statements is calculated in accordance with IFRS. The assumptions for Mr. Brownlee differ from the assumptions disclosed in Note 21 to our consolidated financial statements for the fiscal year ended December 31, 2016. The key assumptions used in calculating the present value of accumulated benefits for Mr. Brownlee are as follows:

Interest Rate	3.60% per annum
Retirement Age	Age 62 or current age if older
Mortality Rates	2014 Canadian Pensioners Mortality Table (with generational projection)

The following table sets forth our accrued obligation at the beginning and end of the fiscal year ended December 31, 2016 for each of the Named Executive Officer's benefits under the Canadian Pension Plan, the New Canadian Supplemental Plan, the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan and the accumulated value at the beginning and end of the fiscal year ended December 31, 2016 for each of the Named Executive Officer's company-provided benefits under the Savings Plan and the 401(k) Plans.

Name	Plan Name	Accrued Obligation/ Accumulated Value at Start of Year ($)	Compensatory Changes ($)	Non- Compensatory Changes[1] ($)	Accrued Obligation/ Accumulated Value at End of Year ($)
Jochen E. Tilk	Canadian Pension Plan	36,988	9,346	14,996	61,330
	New Canadian Supplemental Plan	193,743	100,961	9,435	304,139
	Savings Plan	29,602	38,394	8,611	76,607
Wayne R. Brownlee	Canadian Pension Plan	1,440,599	9,386	121,511	1,571,496
	Prior Canadian Supplemental Plan	13,478,324	(427,915)	6,563	13,056,972
	Savings Plan	519,124	30,949	78,981	629,054
Stephen F. Dowdle	U.S. Pension Plan	821,204	64,000	4,013	889,217
	U.S. Supplemental Plan	2,722,131	83,175	13,301	2,818,607
	401(k) Plans	627,691	13,060	61,173	701,924
Joseph A. Podwika	U.S. Pension Plan	681,571	52,458	59,659	793,689
	U.S. Supplemental Plan	1,276,095	64,028	111,699	1,451,822
	401(k) Plans	366,874	12,169	61,902	440,946
Raef M. Sully	U.S. Pension Plan	85,280	28,211	7,912	121,403
	U.S. Supplemental Plan	61,806	38,569	5,735	106,109
	401(k) Plans	66,116	13,095	24,303	103,514
G. David Delaney[2]	U.S. Pension Plan	1,232,099	3,593	168,254	1,403,947
	U.S. Supplemental Plan	3,746,888	18,162	(3,765,049)	—
	401(k) Plans	1,013,782	6,043	(1,014,188)	5,637
Paul E. Dekok[3]	U.S. Pension Plan	1,147,309	24,320	(231,898)	939,732
	U.S. Supplemental Plan	337,665	23,452	(361,118)	—
	401(k) Plans	668,669	5,744	(674,413)	—

(1) Non-compensatory changes include mandatory and voluntary employee contributions and market changes in account value. For 2016, employee contributions for each Named Executive Officer were as follows: Mr. Tilk, $13,005; Mr. Brownlee, $13,005; Mr. Dowdle, $24,000; Mr. Podwika, $18,000; Mr. Sully, $15,589; Mr. Delaney, $5,450; and Mr. Dekok,$1,173.

(2) Mr. Delaney retired from his position as Executive Vice President and Chief Operating Officer of the Company on January 31, 2016.

(3) Mr. Dekok retired from his position as President of PCS Phosphate on January 31, 2016.

Pension Plans

In Canada, eligible employees, including senior executives, participate in the Canadian Pension Plan and the Canadian Supplemental Plans. The Canadian Pension Plan is a defined contribution plan that includes individual and company contributions. The Canadian Supplemental Plans include:

• The Prior Canadian Supplemental Plan is a defined benefit plan with benefits calculated based on the participant's service and the plan's benefit formula. The Prior Canadian Supplemental Plan was closed to new participants effective June 30, 2014.

• The New Canadian Supplemental Plan is a defined contribution plan that includes only Company contributions. It was approved by the Board and became effective July 1, 2014. The New Canadian Supplemental Plan was originally designed to attract and retain executives by providing supplemental pension benefits slightly above the median comparable companies at the

time of its adoption, allowing for the vesting of pension benefits after two years of service consistent with the Canadian Pension Plan and providing a reasonable rate of return without the volatility of the equity markets.

In the United States, eligible employees, including senior executives, participate in the U.S. Pension Plan and the U.S. Supplemental Plan. Like the Prior Canadian Supplemental Plan, the U.S. Pension Plan and the U.S. Supplemental Plan are defined benefit plans with benefits calculated based on the participant's service and the plan's benefit formula.

In addition, U.S. employees are eligible to participate in the 401(k) Plans and certain Canadian employees participate in the Savings Plan. We make contributions to the 401(k) Plans and the Savings Plan for the benefit of participants in accordance with the terms of such plans.

We maintain the Canadian Pension Plan, which generally requires all participating employees to contribute 5.5% of their earnings (or such lesser amount as is deductible for Canadian income tax purposes) while PotashCorp contributes an equal amount. When an individual retires, the full amount in the individual's account is used to provide the pension.

We also maintain the (1) New Canadian Supplemental Plan, that provides eligible executives a Company contribution of 10% of the participant's earnings, reduced by Company contributions to the Canadian Pension Plan, and (2) the Prior Canadian Supplemental Plan, which provide a supplementary pension benefit for certain of our officers and other executives. Under the basic terms of the Prior Canadian Supplemental Plan, a pension benefit is provided in an amount equal to 1.5% of the average of the participant's three highest consecutive years' earnings multiplied by the participant's years of pensionable service (to a maximum of 35 years), minus any annual retirement benefit payable due to employer contributions under the Canadian Pension Plan. For the purposes of both the New and Prior Canadian Supplemental Plan, earnings are defined as the participant's annual base pay plus 100% of all bonuses payable for such year pursuant to the STIP (subject to a maximum of 100% of base salary for such year).

The normal retirement age pursuant to the Prior Canadian Supplemental Plan was 65, with a reduction in benefits for early retirement prior to age 62. No benefits pursuant to the Prior Canadian Supplemental Plan are payable if termination occurs prior to age 55. Benefits payable to certain employees who have reached the minimum age (55) for retirement pursuant to the Prior Canadian Supplemental Plan may be secured by letters of credit provided by us or may be otherwise secured by us, if appropriate. Depending on the employee's election, benefits are generally paid in the form of a single lump sum payment equal to the actuarial present value of the annual benefits or, in certain circumstances, an annuity for life.

The benefit payable under the Prior Canadian Supplemental Plan to Mr. Brownlee is an amount equal to (1) 5% of the average of the senior officer's three highest consecutive years' earnings multiplied by his years of pensionable service (to a maximum of 10 years), plus (2) 1.5% of the average of his three highest consecutive years of earnings multiplied by his years of pensionable service in excess of 25 years to a maximum of 10 additional years, minus (3) any annual employer-provided retirement benefit payable under the Prior Canadian Pension Plan and certain other tax qualified plans.

Prior to January 1, 1999, PCS Phosphate Company Inc. and PCS Nitrogen, Inc. maintained separate defined benefit pension plans (respectively, the "Phosphate Pension Plan" and the "Nitrogen Pension Plan") for their respective eligible U.S. employees, including Mr. Podwika, in the case of PCS Nitrogen. Effective January 1, 1999, we consolidated our pension plans for U.S.

employees and the Nitrogen Pension Plan was merged with and into the Phosphate Pension Plan to form the U.S. Pension Plan.

Under the U.S. Pension Plan, participants age 65 with 5 years of service (or age 62 or older with at least 20 years of service) receive a retirement benefit of 1.5% of the participant's final average compensation (as defined below) multiplied by the participant's years of service accrued after December 31, 1998 (to a maximum of 35 years) in the form of a life annuity. Participants with service accrued prior to January 1, 1999 under previous plans, including Mr. Podwika, Mr. Delaney and Mr. Dekok, will have a portion of their retirement benefit calculated under the formulas for such plans. Employees not meeting the minimum age or years of service requirement at termination will receive a reduced benefit.

Pursuant to the U.S. Pension Plan, final average compensation is defined as compensation for the highest paid 60 consecutive months of service out of the last 120 months of service. Compensation is defined as a participant's base pay plus the annually paid bonus under our STIP (subject to a maximum of 100% of base salary for such year). The retirement benefits from the U.S. Pension Plan for Mr. Podwika, Mr. Dowdle, Mr. Sully, Mr. Delaney and Mr. Dekok are subject to certain limitations on the amount of retirement benefits that may be provided under U.S. tax qualified pension plans. The U.S. Supplemental Plan is intended to provide a participant with the same aggregate benefits that such participant would have received had there been no legal limitations on the benefits provided by the U.S. Pension Plan. No benefits pursuant to the U.S. Supplemental Plan are payable if termination occurs prior to age 55.

With respect to services provided prior to July 1, 2009, for the purpose of calculating a participant's benefit under the Prior Canadian Supplemental Plan, the U.S. Supplemental Plan and the individual agreements, the inclusion of awards paid pursuant to our STIP is not subject to a limit of 100% of base salary for the relevant calendar year. In addition, with respect to services provided prior to July 1, 2009, a participant's benefit under the Prior Canadian Supplemental Plan and the individual agreements is calculated using such participant's three highest years' earnings rather than such participant's three highest consecutive years' earnings. Further, for service prior to January 1, 2011, a participant's benefit under the Prior Canadian Supplemental Plan is calculated using a 2% accrual formula rather than the 1.5% formula. The employer provided account balance and the pre-January 1, 2011 employee account balance (plus investment earnings) from the PCS Inc. Pension Plan offset this Prior Canadian Supplemental Plan formula.

Pursuant to each of the Prior Canadian Supplemental Plan, the New Canadian Supplemental Plan and the U.S. Supplemental Plan, benefits under each such plan vest fully and immediately upon a change-in-control. Upon a change-in-control, the U.S. Supplemental Plan is subject to the funding of the value of accrued benefit, in accordance with the terms of the Rabbi Trust funding agreement.

ESTIMATED TERMINATION PAYMENTS AND BENEFITS

The following table sets forth estimates of the amounts payable to each of our currently employed Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2016. The table does not include (1) benefits under plans that are generally available to salaried employees and that do not discriminate in favor of executive officers, including the Canadian Pension Plan, the U.S. Pension Plan, the Savings Plan and the 401(k) Plans or (2) the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth in "Outstanding Equity Awards at Fiscal Year-End" beginning on page 66. Previously vested equity awards would not have resulted in incremental value if the Named Executive Officer had been terminated on the last business day of fiscal year 2016. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our severance policy and our change-in-control agreements, see "Compensation Discussion and Analysis — Elements of Executive Compensation: Overview" beginning on page 47. Messrs. Delaney and Dekok are excluded from the following table because they were not employed by the Company as of the last business day of fiscal year 2016; rather, each of Mr. Delaney and Mr. Dekok received the following actual payments upon a qualifying termination (retirement) during 2016 of 2,260,331 and 1,138,956, respectively. For more information on the payments and benefits actually provided to Mr. Delaney and Mr. Dekok, see "Compensation Discussion and Analysis — Severance Benefits" beginning on page 57.

	Jochen E. Tilk ($)	Wayne R. Brownlee ($)	Stephen F. Dowdle ($)	Joseph A. Podwika ($)	Raef M. Sully ($)
Involuntary Termination/Termination Without Cause	$5,776,186	$1,756,789	$1,067,945	$ 956,735	$ 688,936
Salary/Severance	$3,106,009	$ 625,674	$ 465,000	$ 351,790	$ 78,991
STIP	$ 648,763	$ 359,000	$ 209,000	$ 211,000	$ 216,000
LTIP — Options	—	—	—	—	—
LTIP — PSUs[2]	$1,662,254	$ 772,115	$ 393,945	$ 393,945	$ 393,945
Supplemental Plan[3]	$ 338,970	—	—	—	—
Executive Healthcare Benefits	$ 20,190	—	—	—	—
Termination Following Change-in-Control	$9,291,392	$6,005,201	$3,104,875	$3,170,362	$3,008,324
Salary/Severance	$2,527,928	$3,137,022	$1,788,132	$1,851,619	$1,684,581
STIP	$ 648,763	$ 359,000	$ 209,000	$ 211,000	$ 216,000
Deferred Stock Units	$1,770,744	—	—	—	—
Stock Options (Accelerated)	—	—	—	—	—
LTIP — Options	$ 861,714	$ 537,452	$ 133,896	$ 133,896	$ 133,896
LTIP — PSUs[2]	$3,123,083	$1,947,887	$ 973,847	$ 973,847	$ 973,847
Supplemental Plan[3]	$ 338,970	$ 23,840	—	—	—
Executive Healthcare Benefits	$ 20,190	—	—	—	—
Death/Disability	$2,311,017	$1,131,115	$ 602,945	$ 604,945	$ 609,945
STIP	$ 648,763	$ 359,000	$ 209,000	$ 211,000	$ 216,000
LTIP — Options	—	—	—	—	—
LTIP — PSUs[2]	$1,662,254	$ 772,115	$ 393,945	$ 393,945	$ 393,945
Supplemental Plan[3]	—	—	—	—	—
Retirement	$2,311,017	$1,131,115	$ 602,945	$ 604,945	$ 609,945
STIP	$ 648,763	$ 359,000	$ 209,000	$ 211,000	$ 216,000
LTIP — Options	—	—	—	—	—
LTIP — PSUs	$1,662,254	$ 772,115	$ 393,945	$ 393,945	$ 393,945
Supplemental Plan[3]	—	—	—	—	—

(1) Amounts paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the assumed payment date.

(2) Calculations assume payout at target performance level.

(3) Supplemental Plan refers to the New Canadian Supplemental Plan for Mr. Tilk, the Prior Canadian Supplemental Plan for Mr. Brownlee and the U.S. Supplemental Plan for Mr. Dowdle, Mr. Podwika and Mr. Sully. The Supplemental Plan benefits set forth for each currently employed Named Executive Officer reflect the incremental value of benefits for each termination event that exceeds the present value of benefits set forth in the "Pension Benefits" table on page 69.

Payments Made Upon Involuntary Termination or Termination Without Cause

As quantified in the table above, upon involuntary termination or termination without cause, a currently employed Named Executive Officer is generally entitled to receive (1) severance in an aggregate amount equal to two weeks of salary for each year of service (subject to a minimum of four weeks and a maximum of 52 weeks); (2) immediate vesting and payout of a pro rata portion of the current performance period's STIP awards in accordance with the STIP or Company Policy, as applicable; (3) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as applicable, reduced in accordance with the relevant plan's early retirement provisions; and (4) benefits under the New Canadian Supplemental Plan, if applicable. In addition, upon termination without cause, a currently employed Named Executive Officer is generally entitled to (1) exercise any unexercised stock options under the LTIP, to the extent exercisable at the date of termination, until the end of the third calendar month of the termination; and (2) a pro rata portion of any PSUs earned for the then-current performance period, based on achievement of the applicable performance period metrics for the full performance period.

In addition, under Mr. Tilk's Employment Agreement, he is entitled to severance benefits equal to (1) two times his annual salary and target bonus (i.e. the average STIP bonus for two years prior to termination), plus (2) benefits for two years, plus (3) if terminated without cause, up to two years coverage under the Canadian Pension Plan and New Canadian Supplemental Plan.

Payments Made Upon Termination Following a Change-in-Control

As described in "Compensation Discussion and Analysis — Employment Agreements and Change-In-Control Agreements" beginning on page 58, we have entered into change-in-control agreements with our currently employed Named Executive Officers. Under each of these change-in-control agreements, the consummation of the Proposed Transaction would constitute a change-in-control.

As quantified in the table above, upon a qualifying termination within two years of a change-in-control, Mr. Tilk is entitled to receive (1) a lump sum payment of two years of the then current base salary plus Mr. Tilk's STIP, calculated by averaging the amount of short-term bonuses received by Mr. Tilk in the two years prior to the termination; (2) benefits for two years; (3) if terminated without just cause, up to two years of coverage under the Canadian Pension Plan and the New Canadian Supplemental Plan; and (4) if the change-in-control occurs before DSUs have been earned or vested, then the full amounts of the DSUs granted or earned will vest as of the date of the change-in-control.

As quantified in the table above, upon a termination of employment within two years of a change-in-control,

Mr. Brownlee would be entitled to receive (1) severance in an aggregate amount equal to three times his base salary and average bonus for the previous three years; (2) immediate vesting and payout of a pro rata portion of the current performance period's target STIP; (3) benefits under the Canadian Supplemental Plan, as supplemented by three additional years of service and as reduced in accordance with the plan's early retirement provisions; (4) up to three years of continued medical, disability and group term life insurance, subject to certain limitations described in the change-in-control agreement; and (5) financial counseling to a maximum of Cdn$10,000. Mr. Brownlee's change-in-control agreement further provides that all outstanding unvested stock options granted to him become exercisable upon the occurrence of a change-in-control.

As quantified in the table above, in the event of a qualifying termination of employment, Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change–in-control agreements generally entitle each of Mr. Dowdle, Mr. Podwika and Mr. Sully to (1) all earned but unpaid base salary; (2) a lump sum payment consisting of (a) an amount equal to two times the sum of (i) his base salary plus (ii) his target STIP opportunity as of the date of the termination, (b) an amount equal to his target STIP award for the year in which the termination occurs, pro-rated based on his period of employment during the applicable fiscal year, (c) an amount equivalent to his matching employer contributions and target performance-related contributions under the PCS U.S. Employees' Savings Plan that would have been contributed during the 24 months following termination, (d) an amount reasonably equivalent to his additional periodic benefits that would have accrued in the 24 months following termination under the PCS U.S. Employees' Pension Plan, the PCS Supplemental Retirement Plan for U.S. Executives, and (for Mr. Dowdle) an individual agreement that provides for SERP-like benefits, and (e) 24 months of certain health and welfare benefit premiums; (3) reimbursement of certain outplacement services; and (4) certain additional welfare benefits for a limited period following termination. Mr. Dowdle's, Mr. Podwika's and Mr. Sully's change-in-control agreements do not provide for accelerated payments or vesting of stock options or PSUs, except in the circumstances set out in our incentive compensation plans.

Outstanding stock options granted under the LTIP, the 2015 POP and the 2014 POP and outstanding PSUs (at the greater of target or actual performance) under the LTIP become vested and exercisable (as applicable) if (1) a currently employed Named Executive Officer is terminated without Cause (as defined in the LTIP and each such POP, as applicable) or resigns for Good Reason (as defined in the LTIP and each such POP, as applicable) during the two years following a change-in-control or (2) our successor in the change-in-control fails to continue, assume, convert or replace the stock options.

Payments Made Upon Death or Disability

Generally, death or disability does not result in incremental value under the Prior Canadian Supplemental Plan or the U.S. Supplemental Plan. If a currently employed Named Executive Officer becomes disabled, the individual may (1) go on long-term disability, which would result in the continued accrual of Supplemental Plan benefits or (2) retire immediately, which would result in the same benefits as retirement. Prior Canadian Supplemental Plan death benefits are generally payable at 60% of the amount of benefits if the participant had retired on the date of death. U.S. Supplemental Plan benefits are generally payable at the greater of (1) 50% of the amount of benefits if the participant had retired on the date of death, payable for the remainder of the spouse's lifetime and (2) 100% of the amount of benefits if the participant had retired on the date of death, payable for a period of ten years. Under the New Canadian Supplemental Plan, benefits for a currently employed Named Executive Officer will continue to vest during the time of disability and thereafter will be entitled to the applicable retirement benefits. In the event of death, a currently employed Named Executive Officer will be entitled to the aggregate amount of the retirement benefit under the New Canadian Supplemental Plan as of the date of death. In addition, following termination due to death (or disability in the case of awards under the LTIP), a currently employed Named Executive Officer is generally entitled to (1) immediate vesting and payout of a pro rata portion of the current performance period's STIP awards; (2) exercise any vested performance options under the POPs or stock options under the LTIP, including such options that would have vested in the 12 months after such death or permanent disability, for a period of one year following such termination; and (3) a pro rata portion of any PSUs earned for the then-current performance period, based on actual achievement with respect to the applicable performance metrics for the entire performance period.

Payments Made Upon Retirement

As quantified in the table above, upon retirement, a currently employed Named Executive Officer is generally entitled to (1) exercise any vested performance options under the POPs or stock options under the LTIP, including such stock options that would have vested after retirement, for a period of three years; (2) a pro rata portion of any PSUs earned for the then-current performance period, based on actual achievement with respect to the applicable performance metrics for the entire performance period; (3) immediate vesting and payout of a pro rata portion of the current performance period's STIP awards; (4) benefits under the Prior Canadian Supplemental Plan or U.S. Supplemental Plan, as reduced in accordance with the plan's early retirement provisions; and (5) with respect to Mr. Tilk, benefits under the New Canadian Supplemental Plan, which does not require two years of continuous service for payout in connection with retirement. For information regarding Mr. Delaney's and Mr. Dekok's severance payments, see "Compensation Discussion and Analysis — Severance Benefits" on page 57.

The following table sets forth the estimated annual or aggregate amounts that each currently employed Named Executive Officer would have received upon retirement at December 31, 2016 and would receive upon retirement at age 65 pursuant to the retirement plans in which each such Named Executive Officer participates. The "age 65" amounts in the below table assume annual salary increases of 3% and flat short-term incentive award targets (as a percentage of salary) for each of our currently employed Named Executive Officers and use the same interest rates as disclosed under "— Pension Benefits" beginning on page 69. For the payments and benefits actually provided to Mr. Delaney and Mr. Dekok upon their respective retirements in January of 2016, see "Compensation Discussion and Analysis — Severance Benefits" beginning on page 57. Voluntary contributions by each of our currently employed Named Executive Officers to the retirement plans have been excluded from the calculation of the amounts set forth below:

		Jochen E. Tilk ($)		Wayne R. Brownlee ($)		Stephen F. Dowdle ($)		Joseph A. Podwika ($)[1]		Raef M. Sully ($)	
		Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65	Year End	Age 65
Canadian/ U.S. Pension Plan	Annual	15,448	207,657	794,243	788,838	282,142	282,142	75,725	424,066	17,106	325,111
	Aggregate	334,804	3,526,024	13,841,435	13,394,468	3,707,823	3,707,823	652,098	5,732,310	120,048	4,394,694
Savings/ 401(k) Plans	Annual	3,535	47,084	36,096	39,231	23,877	23,877	24,196	38,716	7,438	32,517
	Aggregate	76,607	799,493	629,054	666,141	313,780	313,780	208,363	523,341	52,201	439,545
Total	Annual	18,983	254,741	830,339	828,069	306,019	306,019	99,922	462,782	24,545	357,628
	Aggregate	411,411	4,325,517	14,470,489	14,060,609	4,021,604	4,021,603	860,461	6,255,651	172,248	4,834,239

(1) Since each of Mr. Podwika and Mr. Sully would have forfeited his respective U.S. Supplemental Plan benefit if either retired at December 31, 2016, the year end benefit shown is only each individual's respective U.S. Pension Plan benefit. The U.S. Supplemental Plan benefit is included in the Age 65 benefit.

PERFORMANCE GRAPHS

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a $100 investment in the Shares at December 31, 2011 to the return on the Standard & Poor's 500 Index®, the DAX Ag Index and a self-selected peer group.



5 YEAR CUMULATIVE TOTAL RETURN*
Based on reinvestment of $100 beginning on December 31, 2011

Legend:
- PotashCorp – NYSE Listing
- S&P 500®
- Dax Ag Index
- Peer Group

	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
PotashCorp - NYSE Listing	100	99.85	83.50	93.19	47.57	53.46
S&P 500®	100	116.00	153.58	174.60	177.01	198.18
Peer Group	100	120.48	98.79	90.50	76.07	77.92
Dax Ag Index	100	115.93	126.55	129.77	114.95	127.99

Self-selected peer group consists of: Symbol

Agrium Inc.*	AGU
CF Industries, Inc.	CF
Intrepid Potash Inc.	IPI
The Mosaic Company Inc.	MOS
Yara International ASA	YAR NO
Israel Chemicals Limited	ICL
Sociedad Quimica Y Minera de Chile S.A.	SQM/B CI
K + S AG	SDF/GR
The Arab Potash Company PLC	APOT JR
Uralkali OJSC	URKA RU

*   TSX Listing

The following graph illustrates the Corporation's cumulative shareholder return, assuming reinvestment of dividends, by comparing a Cdn$100 investment in the Shares at December 31, 2011 to the return on the S&P/TSX Composite Index.



	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
PotashCorp - TSX Listing	100.00	97.38	86.89	105.77	63.58	68.22
S&P/TSX Composite Index	100.00	107.19	121.11	133.90	122.76	148.64

The foregoing stock performance graphs and related disclosures do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by the Corporation under the United States Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent they are specifically incorporated by reference therein.



NEO COMPENSATION

Legend:
- STIP - NEO Compensation ($ in millions)
- Equity - NEO Compensation ($ in millions)
- Total NEO Compensation ($ in millions)
- CFROI-WACC (%)

The above chart compares the total annual compensation (which is comprised of fixed compensation described below, equity compensation and awards under the STIP) earned by the Corporation's Named Executive Officers in each year from 2012 through 2016 to PotashCorp's annual CFROI and WACC during the same period. CFROI-WACC is the performance metric used to determine vesting of performance stock options under the 2012 – 2015 POPs and is one of the performance metrics used to determine vesting of PSUs under the LTIP. CFROI-WACC is correlated with corporate TSR. During this five-year period, the general trend in total Named Executive Officer compensation was consistent with the general trend in CFROI-WACC. The equity compensation level in 2012 reflects the payout of a multi-year award under the MTIP, reflecting performance in the prior three-year period.

For purposes of the above chart, fixed compensation includes base salary and other compensation, which includes perquisites and personal benefits. Equity compensation includes the grant-date fair value of awards under the Corporation's medium- and long-term incentive plans in each applicable year.

EQUITY COMPENSATION PLANS

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In addition to the LTIP, which was adopted at the 2016 Annual Meeting, the Corporation has nine other stock option plans as set forth in the table below, each of which received shareholder approval. No further awards may be made under any of these historical stock option plans, other than the LTIP.

Name of Plan	Period of Permitted Award Grants	Maximum Award Grants[1]	Awards Granted and Outstanding (as at 12/31/2016)[2]	Outstanding Awards as Percentage of Shares Outstanding[3]
2016 LTIP	May 10, 2016 — May 10, 2026	21,000,000	3,673,804	0.44%
2015 POP	Feb. 20, 2015 — Dec. 31, 2015	3,500,000	3,411,500	0.41%
2014 POP	Feb. 20, 2014 — Dec. 31, 2014	3,500,000	3,082,900	0.37%
2013 POP	Feb. 19, 2013 — Dec. 31, 2013	3,000,000	1,836,000	0.22%
2012 POP	Feb. 21, 2012 — Dec. 31, 2012	3,000,000	1,313,100	0.16%
2011 POP	Feb. 22, 2011 — Dec. 31, 2011	3,000,000	925,800	0.11%
2010 POP	Feb. 21, 2010 — Dec. 31, 2010	3,000,000	922,800	0.11%
2009 POP	Feb. 21, 2009 — Dec. 31, 2009	3,000,000	1,286,100	0.15%
2008 POP	Feb. 21, 2008 — Dec. 31, 2008	3,000,000	995,250	0.12%
2007 POP	Feb. 21, 2007 — Dec. 31, 2007	9,000,000	2,625,500	0.31%
TOTAL			**20,072,754**	**2.4%**

(1) Generally, each POP terminates one year from its respective effective date. Options not granted are cancelled at the end of the calendar year in which the POP was approved by shareholders. The LTIP has a fixed maximum of 21,000,000 Shares issuable pursuant to the settlement of options and PSUs, as well as certain other types of equity awards, and terminates no later than May 10, 2026.

(2) Of this amount, 3,071,064 options and 602,740 share-settled PSUs (based on the projected outcome of applicable performance conditions in accordance with IFRS) were granted and outstanding pursuant to the LTIP.

(3) Based on 839,790,379 Shares of the Corporation outstanding as of December 31, 2016.

The following table provides information about securities that may be issued under the Corporation's existing equity compensation plans, as at December 31, 2016.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in column (a))
December 31, 2016			
Equity compensation plans approved by shareholders	20,072,754[1]	$31.15[2]	16,960,620
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1) Of this amount, 2,625,500 options were outstanding pursuant to the 2007 POP, 995,250 options were outstanding pursuant to the 2008 POP, 1,286,100 options were outstanding pursuant to the 2009 POP, 922,800 options were outstanding pursuant to the 2010 POP, 925,800 options were outstanding pursuant to the 2011 POP, 1,313,100 options were outstanding pursuant to the 2012 POP, 1,836,000 options were outstanding pursuant to the 2013 POP, 3,082,900 options were outstanding pursuant to the 2014 POP, 3,411,500 options were outstanding pursuant to the 2015 POP, and 3,071,064 options and 602,740 share-settled PSUs (based on the projected outcome of applicable performance conditions in accordance with IFRS) were outstanding pursuant to the LTIP.

(2) The weighted-average exercise price of outstanding options, warrants and rights is for stock options only as PSUs do not have an exercise price.

Eligible participants under the LTIP are officers and employees of the Corporation and its subsidiaries' if selected by the HR&C Committee. Non-employee directors, non-employee contractors and third party vendors are not eligible to participate in the LTIP. Currently, there are approximately 300 participants in the LTIP.

No participant will be granted stock options under the LTIP, in the aggregate, for more than 750,000 Shares during any calendar year and no awards will be granted to insiders (as defined in the LTIP) if such awards, together with any other security based compensation arrangements of the Corporation, could result in (1) the number of Shares issuable to insiders at any time under security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding Shares, or (2) the issuance to insiders under the security based compensation arrangements of the Corporation, within any one year period, of a number of Shares exceeding 10% of the issued and outstanding Shares.

Additional information regarding the LTIP and the Company's historical POPs, including with respect to the effect of a participant's termination of employment, the assignability of awards and the ability to make amendments to each plan, can be found in the Corporation's Management Proxy Circulars for the annual meeting of shareholders held in the applicable year of adoption and elsewhere under the caption "Human Resources and Compensation".

OWNERSHIP OF SHARES

The following table sets forth information as at February 20, 2017, with respect to the beneficial ownership of Shares held by the Named Executive Officers of the Corporation listed in the Summary Compensation Table on page 63 and by all directors and executive officers of the Corporation as a group.

Name	Number of Shares Held	Number of Shares Beneficially Owned[1][2][3]	Percentage of Outstanding Shares
Jochen E. Tilk Director, President and Chief Executive Officer	28,291	28,291	<0.01%
Wayne R. Brownlee, Executive Vice President, Treasurer and Chief Financial Officer[4]	680,635	1,495,804	0.18%
G. David Delaney, Former Executive Vice President and Chief Operating Officer[5]	134,977	571,027	0.07%
Paul E. Dekok, Former President, PCS Phosphate	3,002	24,002	<0.01%
Stephen F. Dowdle President, PCS Sales	157,042	421,189	0.05%
Joseph A. Podwika Senior Vice President, General Counsel & Secretary	68,943	393,840	0.05%
Raef M. Sully President, PCS Nitrogen & Phosphate	9,766	70,391	0.01%
All directors and executive officers as a group, including the above-named individuals (25 persons)[6]	**2,041,765**	**4,093,828**	**0.49%**

(1) The number of Shares beneficially owned is reported on the basis of regulations of the SEC, and includes Shares that the individual has the right to acquire at any time within 60 days after February 20, 2017 and Shares directly or indirectly held by the individual or by certain family members or others over which the individual has sole or shared voting or investment power.

(2) Includes Shares purchasable within 60 days after February 20, 2017 through the exercise of options granted by the Corporation, as follows: Mr. Brownlee 815,169 Shares; Mr. Delaney 436,050 Shares; Mr. Dekok 21,000 Shares; Mr. Dowdle 264,147 Shares; Mr. Podwika 324,897 Shares; Mr. Sully 60,625 Shares; and all directors and executive officers as a group, including the foregoing individuals (but excluding Mr. Delaney and Mr. Dekok), 2,052,063 Shares. For

Mr. Tilk, does not include the 105,052 DSUs, which include dividend equivalents, that Mr. Tilk has earned under his multi-year incentive plan, but will not fully vest until July 1, 2017. Please see "Human Resources and Compensation — Executive Compensation — Executive Share Ownership" on page 68.

(3) No Shares beneficially owned by any of the directors or Named Executive Officers are pledged as security.

(4) Includes 71,655 Shares held in the Brownlee Family Foundation Inc.

(5) Each of Mr. Delaney's and Mr. Dekok's ownership is as of January 31, 2016, their last day of employment with the Corporation before their retirement.

(6) Does not include Mr. Delaney and Mr. Dekok, each of whom retired from their respective positions with the Corporation on January 31, 2016.

As at February 20, 2017, based on records and reports filed with the SEC on Schedule 13D or 13G, no shareholder owned more than 5% of the Corporation's Shares.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group. The coverage limit of such insurance is $250 million per claim and $250 million annually in the aggregate. The Corporation has entered into a one-year contract ending June 30, 2017. Premiums of $1.9 million were paid by the Corporation for the last fiscal year. Claims for which the Corporation grants indemnification to the insured persons are subject to a $5 million deductible for any one loss.

2018 SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2018 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting must be received at the Corporation's principal executive offices not later than November 22, 2017.

ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

The Corporation's by-laws require advance notice for nominating directors at an annual meeting so there is a clear and transparent process and all shareholders can be made aware of the nomination prior to a shareholder meeting in the event of a potential proxy contest, regardless of whether shareholders are planning to vote by proxy or attend the meeting in person. The notice must include the name, age, address, citizenship and certain other information about the nominee or nominees. See Section 7.A of the Corporation's by-laws on the Corporation's website at www.potashcorp.com. Any nominations and accompanying notes must be sent to the Corporation's secretary not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders and it must comply with the by-law requirements to be eligible for presentation at the meeting. Nominations and accompanying notes may be sent to Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada, S7K 7G3.

DIRECTORS' APPROVAL

The contents and the distribution of this Management Proxy Circular have been unanimously approved by the Board.



JOSEPH A. PODWIKA
Secretary
February 20, 2017

APPENDIX A

BOARD OF DIRECTORS CHARTER

1. Purpose and Role

The Board of Directors (the "Board") of Potash Corporation of Saskatchewan Inc. (the "Corporation") is responsible for the stewardship and oversight of the management of the Corporation and its global business. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation and its shareholders must be paramount at all times.

The involvement and commitment of Directors is evidenced by regular Board and Committee meeting attendance, preparation, and active participation in setting goals and requiring performance in the interest of shareholders.

2. Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, in accordance with the Corporation's articles, bylaws and applicable laws.

3. Meetings

The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation's articles, bylaws and applicable laws.

The agenda for each Board meeting shall be established by the CEO and the Board Chair, taking into account suggestions from other members of the Board. Meeting materials and information shall be distributed in advance of each meeting so as to provide adequate time for review. The Board has a policy of holding one meeting each year at one of the Corporation's operating facilities. Site visits by the Board and meetings with senior management of the facility are incorporated into the itinerary.

Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a Director's absence from a meeting is unavoidable, the Director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting.

4. Chair

The Chair of the Board shall have the duties and responsibilities set forth in the "Chair of the Board of Directors Position Description."

5. Responsibilities

The Board operates by delegating certain of its responsibilities to management and reserving certain powers to itself. Its principal duties fall into six categories:

- Overseeing and approving on an ongoing basis the Corporation's business strategy and strategic planning process;

- Selection of the management;

- Setting goals and standards for management, monitoring their performance and taking corrective action where necessary;

- Approving policies, procedures and systems for implementing strategy, managing risk, and ensuring the integrity of the Corporation's internal control and management information systems;

- Adopting a communications policy and reporting to shareholders on the performance of the business;

- Approval and completion of routine legal requirements.

5.1 Strategy Determination

(a) The Board has the responsibility to participate, as a whole and through its Committees, in identifying the objectives and goals of the business as well as the associated risks, and the strategy by which it proposes to reach those goals and mitigate such risks. The Board shall adopt a strategic planning process and shall approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

(b) The Board has the responsibility to ensure congruence between shareholder expectations, company plans and management performance.

5.2 Selection of the Management

(a) The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing Committees and determining Director compensation.

(b) The Board has the responsibility for the appointment and replacement of a Chief Executive Officer ("CEO") of the Corporation, for monitoring CEO performance, determining CEO compensation, and providing advice and counsel in the execution of the CEO's duties.

(c) The Board has the responsibility for approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO.

(d) The Board has the responsibility for, to the extent feasible, satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(e) The Board has the responsibility for ensuring that adequate provision has been made for management succession (including appointing, training and monitoring senior management).

5.3 Monitoring and Acting

(a) The Board has the responsibility for monitoring the Corporation's progress towards its goals, and revising and altering its direction in light of changing circumstances.

(b) The Board has the responsibility for taking action when performance falls short of its goals or when other special circumstances (for example mergers and acquisitions or changes in control) warrant it.

5.4 Policies and Procedures

(a) The Board has the responsibility for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

(b) The Board has the responsibility for approving and monitoring compliance with all significant policies, procedures and internal control and management systems by which the Corporation is operated.

(c) The Board has responsibility for ensuring that the Corporation operates at all times within applicable laws and regulations, and to high ethical and moral standards.

5.5 Reporting to Shareholders

(a) The Board has the responsibility for adopting a communications policy for the Corporation, including adopting measures for receiving feedback from stakeholders.

(b) The Board has the responsibility for ensuring that the financial performance of the Corporation is reported to shareholders on a timely, regular and non-selective basis.

(c) The Board has the responsibility for ensuring that the financial results are reported fairly, and in accordance with generally accepted accounting principles.

(d) The Board has the responsibility for timely and non-selective reporting of any other developments that have a significant and material impact on the value of the shareholders' assets.

(e) The Board has the responsibility for reporting annually to shareholders on its stewardship for the preceding year.

(f) The Board has the responsibility for approving any payment of dividends to shareholders.

5.6 Legal Requirements

(a) The Board is responsible for ensuring that legal requirements, documents and records have been properly prepared, approved and maintained.

5.7 Other

(a) On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Board for consideration.

(b) Any security holder may contact the Board by email or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other matters will be referred to the Board Chair.

APPENDIX B

AUDIT COMMITTEE CHARTER

1. Purpose

1.1 The Audit Committee (the "Committee") is a standing committee of the Board of Directors of Potash Corporation of Saskatchewan Inc. (the "Corporation"). Its purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditors of the Corporation (the "external auditors"), and (iv) the performance of the Corporation's internal audit function and external auditors. The Committee will also prepare the report that is, under applicable legislation and regulation, required to be included in the Corporation's annual proxy statement and circular.

2. Authority

2.1 The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Determine the public accounting firm to be recommended to the Corporation's shareholders for appointment as external auditors, and, subject to applicable law, be directly responsible for the compensation and oversight of the work of the external auditors. The external auditors will report directly to the Committee.

(b) Resolve any disagreements between management and the external auditors regarding financial reporting.

(c) Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditors.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties.

(e) Seek any information it requires from employees — all of whom are directed to cooperate with the Committee's requests — or external parties.

(f) Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

(g) Delegate authority, to the extent permitted by applicable legislation and regulation, to one or more designated members of the Committee, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

3. Composition

3.1 The Committee shall consist of at least three and no more than six members of the Board of Directors.

3.2 The Corporate Governance and Nominating Committee will recommend to the Board of Directors members for appointment to the Committee and the Chair of the Committee. Only independent Directors shall be entitled to vote on any Board resolution approving such recommendations.

3.3 If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

3.4 Each Committee member shall be independent according to the independence standards established by the Board of Directors, and all applicable corporate and securities laws and stock exchange listing standards.

3.5 Each Committee member will also be financially literate. At least one member shall be designated as the "financial expert", as defined by applicable legislation and regulation. No Committee member shall simultaneously serve on the audit committees of more than two other public companies.

4. Meetings

4.1 A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

4.2. The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings, as circumstances require. The Committee will invite other members of the Board of Directors, members of management, internal auditors or others to attend meetings and provide pertinent information, as necessary. External auditors shall be entitled to receive notice of every meeting of the Committee and to attend and be heard thereat. The Committee will meet separately, periodically, with management, with internal audit and with external auditors. The Committee will also meet periodically in camera. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.3. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided that meetings of the Committee shall be convened whenever requested by the external auditors or any member of the Committee in accordance with the Canada Business Corporations Act (the "CBCA"). Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board of Directors at the next Board of Directors meeting. The Committee shall keep and approve minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be available as soon as practicable to the Board of Directors.

5. Chair

5.1 The Chair of the Committee shall have the duties and responsibilities set forth in Appendix "A".

6. Responsibilities

There is hereby delegated to the Committee the duties and powers specified in section 171 of the CBCA and, without limiting these duties and powers, the Committee will carry out the following responsibilities.

6.1 Financial Statements

(a) Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:

  (i) complex or unusual transactions and highly judgmental areas;

  (ii) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; and

  (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(b) Review analyses prepared by management and/or the external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of new or revised IFRS methods on the financial statements.

(c) Review both U.S. GAAP (where applicable) and IFRS issues and any reconciliation issues from IFRS to U.S. GAAP.

(d) Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditors' activities or on access to requested information, and the resolution of any significant disagreements with management.

(e) Review and discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(f) Review and discuss the unaudited annual financial statements prior to the Corporation's year-end earnings release.

(g) Review the annual financial statements and MD&A and make a determination whether to recommend their approval by the Board of Directors.

(h) Approve the quarterly financial statements and MD&A prior to their release.

(i) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the Forms 10-K and 10-Q certification process about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

(j) Review and discuss earnings press releases prior to their release (particularly use of "pro forma" information or other non-IFRS financial measures), as well as financial information and earnings guidance provided externally, including to analysts and rating agencies.

(k) Review management's internal control report and the related attestation by the external auditors of the Corporation's internal controls over financial reporting.

(l) Review as applicable matters designated to the Committee as part of the Corporation's risk management processes.

6.2. Internal Control

(a) Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

(b) Understand the scope of internal audit's and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) As requested by the Board of Directors, discuss with management, internal audit and the external auditors the Corporation's major risk exposures (whether financial, operational or otherwise), the adequacy and effectiveness of the accounting and financial controls, and the steps management has taken to monitor and control such exposures.

(d) Annually review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(e) Discuss with the Chief Financial Officer and, as is in the Committee's opinion appropriate, the Chief Executive Officer, all elements of the certification required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.3. Internal Audit

(a) Review with management, the external auditors and internal audit the charter, plans, activities, staffing and organizational structure of the internal audit function.

(b) Ensure there are no unjustified restrictions or limitations on the functioning of the internal audit department, and review and concur in the appointment, replacement, or dismissal of the Vice President, Internal Audit.

(c) Review the effectiveness of the internal audit function, including conformance with The Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing, the Definition of Internal Auditing and the Code of Ethics.

(d) On a regular basis, meet separately with the Vice President, Internal Audit to discuss any matters that the Committee or the Vice President, Internal Audit believes should be discussed privately.

6.4. External Audit

(a) Review the external auditors' proposed audit scope and approach, (including coordination of audit effort with internal audit) and budget.

(b) Oversee the work and review the performance of the external auditors, and make recommendations to the Board regarding the appointment or discharge of the external auditors. In performing this oversight and review, the Committee will:

(i) At least annually, obtain and review a report by the external auditors describing (A) the external auditors' internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (C) (to assess the auditor's independence) all relationships between the external auditors and the Corporation.

(ii) Take into account the opinions of management and internal audit.

(iii) Review and evaluate the lead partner of the external auditors.

(c) On an annual basis receive and review from the external auditors a report on items required to be communicated to the Committee by applicable rules and regulations.

(d) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

(e) Present its conclusions with respect to the external auditors to the full Board of Directors.

(f) Set clear hiring policies for employees or former employees of the present or former external auditors.

(g) On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or external auditors believe should be discussed privately.

6.5. Compliance

(a) Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(c) Review the findings of any examinations by regulatory agencies, and any external auditors observations made regarding those findings.

(d) Review the process for communicating the Core Values and Code of Conduct to Corporation personnel, and for monitoring compliance therewith.

(e) Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters.

6.6. Reporting Responsibilities

(a) Regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's external auditors, and the performance of the internal audit function.

(b) Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.

(c) Report annually to shareholders, describing the Committee's composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

(d) Review any other reports the Corporation issues that relate to Committee responsibilities.

6.7. Other Responsibilities

(a) Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Perform other activities related to this Committee Charter as requested by the Board of Directors.

(c) Institute and oversee special investigations as needed.

(d) Ensure appropriate disclosure of this Committee Charter as may be required by applicable legislation or regulation.

(e) Confirm annually that all responsibilities outlined in this Committee Charter have been carried out.

(f) Receive and review, at least quarterly, a report prepared by the Corporation's Natural Gas Hedging Committee and, if the Corporation's hedged position is outside approved guidelines, determine the reasons for the deviation and any action which will be taken as a result.

(g) Annually review the Corporation's natural gas hedging policy statement, currency conversion policy and external borrowing policy with respect to the use of derivatives and swaps.

(h) Receive and review, at least annually and in conjunction with the HR&C Committee, a report on pension plan governance including a fund review and retirement plan accruals.

7. Funding

7.1 The Corporation shall provide for appropriate funding, as determined by the Committee, for (i) compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit review or attest services as pre-approved by the Committee; (ii) compensation to any outside experts employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. Other

8.1 The Committee shall conduct an evaluation of the Committee's performance and this Audit Committee Charter, including Appendix "A" attached hereto, at least annually, and recommend to the Board of Directors such Committee Charter changes as the Committee deems appropriate.

8.2. Authority to make minor technical amendments to this Committee Charter is hereby delegated to the Secretary of the Corporation who will report any amendments to the Board of Directors at its next meeting.

APPENDIX "A"

POTASH CORPORATION OF SASKATCHEWAN INC.

Audit Committee Chair Position Description

In addition to the duties and responsibilities set out in the Board of Directors Charter and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of Potash Corporation of Saskatchewan Inc. (the "Corporation") has the duties and responsibilities described below.

1. Provide overall leadership to facilitate the effective functioning of the Committee, including:

    (a) overseeing the structure, composition, membership and activities delegated to the Committee;

    (b) chairing every meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

    (c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

    (d) facilitating the timely, accurate and proper flow of information to and from the Committee;

    (e) arranging for management, internal and external auditors and others to attend and present at Committee meetings as appropriate;

    (f) arranging sufficient time during Committee meetings to fully discuss agenda items;

    (g) encouraging Committee members to ask questions and express viewpoints during meetings; and

    (h) taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision making by the Committee and its individual members.

3. Encourage the Committee to meet in separate, regularly scheduled, non-management, closed sessions with the internal auditor and the independent auditors.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

APPENDIX C

HR&C COMMITTEE RESPONSIBILITIES AND PROCEDURES

As described in the HR&C Committee's charter, the HR&C Committee has the responsibility to:

- review and approve on an annual basis the corporate goals and objectives relevant to the compensation of our CEO. The HR&C Committee evaluates at least once a year the CEO's performance in light of established goals and objectives and, based on such evaluation, together with all other independent members of the Board, determines and approves the CEO's annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation;

- review and approve on an annual basis the evaluation process and compensation structure for our executive officers, including an annual Executive Salary Administration Program under which the parameters for salary adjustments for officers are established;

- review and make recommendations to the Board with respect to the adoption, amendment and termination of our management incentive-compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the HR&C Committee by any of those plans;

- assess the competitiveness and appropriateness of our policies relating to the compensation of the executive officers;

- participate in the long-range planning for executive development and succession, and develop a CEO succession plan;

- develop the HR&C Committee's annual report on executive compensation for inclusion in our Management Proxy Circular, in accordance with applicable rules and regulations, and review and approve, prior to publication, the compensation sections of the Management Proxy Circular;

- review the general design and make-up of our broadly applicable benefit programs as to their general adequacy, competitiveness, internal equity and cost effectiveness;

- annually review the performance of our pension and other retirement benefit plans;

- review periodically executive officer transactions in our securities and approve such transactions as appropriate for their exemption from short-swing profit liability under Section 16(b) of the Exchange Act;

- consider and review the independence of its compensation advisors in accordance with applicable NYSE rules;

- annually review and recommend to the Board a compensation package for our directors;

- oversee and periodically review the Corporation's diversity and inclusion initiatives; and

- perform other review functions relating to management compensation and human resources policies as the HR&C Committee deems appropriate.

As the chief human resources officer, the Senior Vice President, Human Resources and Administration is the Corporation's representative to the HR&C Committee and provides the HR&C Committee with information and input on corporate compensation and benefits philosophy and plan design, succession planning, program administration and the financial impact of director, executive and broad-based employee compensation and benefit programs. In addition, the Senior Vice President, Human Resources and Administration provides information to and works with the HR&C Committee's executive compensation consultant as directed by the HR&C Committee.

COMPENSATION APPROVAL PROCESS

The following chart summarizes the approval process for the compensation of our Chief Executive Officer and our Named Executive Officers.



Inputs

CEO Compensation:

Human Resources reports to the Board Chair and HR&C Committee Chair on performance results and compensation computation in accordance with approved compensation plans

NEO Compensation:

Human Resources reports to the CEO on the corporate business units' and individual performance results in accordance with approved compensation plans

CEO and NEO Compensation:

Independent compensation consultants Willis Towers Watson provide market data analysis and competitive practices

Analysis

CEO Compensation:

Analysis of data collected from inputs is conducted by the Board Chair and HR&C Committee Chair, and discussed with the HR&C Committee

NEO Compensation:

Analysis of data collected from inputs is conducted by the CEO, and discussed with the HR&C Committee

CEO and NEO Compensation:

The HR&C Committee reviews the performance and resulting compensation with support from independent compensation consultants Willis Towers Watson

Recommendations

CEO Compensation:

Following review and discussion, the HR&C Committee makes recommendations to the Board of Directors for CEO compensation

NEO Compensation:

Following review and discussion of the CEO recommendations, the HR&C Committee makes recommendations to the Board of Directors for NEO compensation

Approval

CEO Compensation:

Board of Directors

NEO Compensation:

Board of Directors

HR&C COMMITTEE 2016 ANNUAL WORK PLAN

The HR&C Committee's 2016 Annual Work Plan, which summarizes actions taken and matters reviewed by the HR&C Committee during 2016, is as follows:

Committee Action	Jan	Feb	May	Jul	Oct	Nov	Board Action
Review CEO succession plan, management structure, and executive development.	●						Information Only
Review CEO's recommendation of NEO's compensation, and recommend adjustments	●						Approve
Evaluate CEO's performance in light of goals, base pay and total compensation determined	●						Approve
Recommend CEO's goals relevant to compensation for the next year	●						Approve
Review Short-term incentive plan's awards and costing for the upcoming year, based upon approved budget targets	●						Approve
Recommend Short-term incentive plan payouts for NEO's, and in total	●						Approve
Recommend Short-term incentive plan payouts for CEO	●						Approve
Recommend Estimate of total annual projected LTIP grant requirements (PSUs and stock options)	●						Information Only
Review Draft of Human Resources & Compensation Committee Report for annual Proxy Circular	●						Information Only
Review Compensation program risk assessment	●						Information Only
Review Compensation consultant independence	●						Information Only
Review Executive Compensation Philosophy to support the business objectives	●						Information Only
Review Execution of stock sales and ownership levels: • CEO, NEOs and Board; review dilution	●		●	●		●	Information Only
Review Emerging Issues in executive compensation	●		●	●		●	Information Only
Review Diversity and Inclusion Strategy	●		●	●		●	Information Only
Review Board Risk Monitor	●		●	●		●	Information Only
Approve Report on Human Resources and executive compensation for the annual proxy circular		●					Approve as part of proxy circular
Recommend LTIP grants (PSUs and stock options) for CEO, NEOs and in total; reserve analysis and dilution			●				Approve
Review Executive Committee (EC) Tally Sheet			●				Information Only
Review Peer group/comparator analysis			● (every 2 years as required)				Information Only
Recommend Board Compensation Annual Review				●			Approve

Committee Action	Jan	Feb	May	Jul	Oct	Nov	Board Action
Review Labour relations environment				●			Information Only
Review (with Audit Committee) Retirement benefits, including fund review, retirement plan accruals, and other				●			Information Only
Review Pay for Performance Analysis				●			Information Only
Review Interim update on CEO goals				●			Information Only
Review Status report on short-term performance measures and projected incentive payments				●		●	Information Only
Recommend Other risk categories assigned to the Human Resources & Compensation Committee (may be with the Audit Committee)				● (every 2 years)			Approve
Approve Peer group/comparator analysis				● (every 2 yrs/as required)			Approve
Recommend Salary Administration: Merit and range adjustments and budget for next year					●		Approve as part of final budget
Review of EC total compensation structure (including competitiveness)						●	Information Only
Review Staff succession planning, leadership development and performance management						●	Information Only
Review Report on sustainability performance						●	Information Only
Review Human Resources & Compensation Committee self-evaluation and charter review						●	Information Only
Recommend EC changes (as occur)							Approve
Recommend any significant plan changes (as needed) • Incentive and equity plans; • Other plans (may be in conjunction with Audit Committee)							Approve as Necessary